As filed with the Commission  on August 17, 1998    Registration No. 33-*****
=============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            BT FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

        Pennsylvania                          6022                  25-1441348
(State or other jurisdiction      (Primary Standard Industrial  (I.R.S. Employer
of incorporation or organization) Classification Code Number)    Identification
                                                                       No.)

     BT Financial Plaza, 551 Main Street, Johnstown, Pennsylvania 15901,
                                (814) 532-3801
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 John H. Anderson
                      Chairman and Chief Executive Officer
                            BT Financial Corporation
      BT Financial Plaza, 551 Main Street, Johnstown, Pennsylvania 15901,
                                (814) 532-3801
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

     Dennis M. Sheedy, Esq.                             Peter Calarie, Esq.
      Pepper Hamilton LLP                                 Calarie & Owen
          50th Floor,                               200 North Jefferson Street
     One Mellon Bank Center                            Kittanning, PA 16201
 Pittsburgh, Pennsylvania 15219                            724-543-1527
          412-454-5000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ].

                               _________________

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------
Title of each class of    Amount to be     Proposed maximum     Proposed maximum        Amount of
   securities to be       registered(1)   offering price per   aggregate offering   registration fee
      registered                                unit(2)             price(2)
-----------------------------------------------------------------------------------------------------
Common Stock, par             472,800            $227             $107,325,600         $31,661.05
 value $5.00 per share
-----------------------------------------------------------------------------------------------------
Preferred Share               472,800            N.A.                 N.A.                N.A.
 Purchasee Rights
-----------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares of common stock and preferred share purchase rights of the registrant which may be issued to holders of The Peoples National Bank of Rural Valley common stock upon consummation of the merger described in this registration statement.

(2) Estimated solely for the purpose of calculating the amount of the registration fee, in accordance with Rule 457(f)(2) of the Securities Act of 1933, on the basis of the book value per share of The Peoples National Bank of Rural Valley common stock as of June 30,1998. For purposes of estimating the offering price and the registration fee, the preferred share purchase rights are not deemed to have any material value apart from the registrant's common stock with which such rights are associated.

____________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                            BT FINANCIAL CORPORATION

     CROSS-REFERENCE SHEET PURSUANT TO RULE 404(A) OF REGULATION C AND ITEM 501(B) OF REGULATION S-K SETTING FORTH THE LOCATION IN THE PROXY
STATEMENT/PROSPECTUS OF THE INFORMATION REQUIRED BY PART I OF FORM S-4.



         Form S-4 Item Number and Caption                 Location in Proxy Statement/Prospectus
A.  INFORMATION ABOUT THE TRANSACTION

1.  Forepart of Registration Statement and           Outside Front Cover Page; Cross Reference Sheet;
    Outside Front Cover Page of Prospectus           Outside Front Cover Page of Proxy
                                                     Statement/Prospectus

2.  Inside Front and Outside Back Cover Pages of     Available Information; Incorporation of Certain
    Prospectus                                       Documents by Reference; Table of Contents

3.  Risk Factors, Ratio of Earnings to Fixed         Summary; Comparative Per Share Data;
    Charges and Other Information                    Comparative Market Prices; Selected Financial
                                                     Information

4.  Terms of the Transaction                         Summary; The Merger; The Merger Agreement;
                                                     Comparison of Shareholder Rights; Description of
                                                     BT Financial Capital Stock; Certain Federal
                                                     Income Tax Consequences; Accounting Treatment

5.  Pro Forma Financial Information                  *

6.  Material Contracts with the Company Being        *
    Acquired

7.  Additional Information Required for              *
    Reoffering by Persons and Parties Deemed to
    be Underwriters

8.  Interests of Named Experts and Counsel           *

9.  Disclosure of Commission Position on             Indemnification; The Merger Agreement;
    Indemnification for Securities Act Liabilities   Undertakings

B.  INFORMATION ABOUT THE REGISTRANT

10. Information with Respect to S-3 Registrants      Outside Front Cover Page; Summary; Selected
                                                     Financial Information; BT Financial Corporation

11. Incorporation of Certain Information by          Incorporation of Certain Documents by Reference
    Reference

12. Information with Respect to S-2 or S-3           *
    Registrants

13. Incorporation of Certain Information by          *
    Reference

14. Information with Respect to Registrants Other    *
    Than S-2 or S-3 Registrants

-------------------------------------------------------------------------------------------------------

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15. Information with Respect to S-3 Companies        *

16. Information with Respect to S-2 or S-3           *
    Companies

17. Information with Respect to Companies Other      Summary; Rural Valley Selected Financial
    Than S-3 or S-2 Companies                        Information; Rural Valley; Index to Rural Valley
                                                     Financial Statements; Management's Discussion
                                                     and Analysis of Financial Condition and Results of
                                                     Operations of Rural Valley

D.  VOTING AND MANAGEMENT INFORMATION

18. Information if Proxies, Consents or              Incorporation of Certain Documents By
    Authorizations are to be Solicited               Reference; Summary; The Meeting; The Merger;
                                                     Rural Valley

19. Information if Proxies, Consents or              *
    Authorizations are not to be Solicited or in an
    Exchange Offer

---------------------

*  Not applicable or the answer is negative.

                   THE PEOPLES NATIONAL BANK OF RURAL VALLEY
                                601 Main Street
                             Rural Valley, PA 16249

[Mailing Date], 1998

          Dear Shareholder:

     You are cordially invited to attend a special meeting of the shareholders of The Peoples National Bank of Rural Valley ("Rural Valley") to be held at [to be determined], at 2 p.m., eastern time, on [Meeting Date], 1998.

     The purpose of the meeting is to vote on adoption and approval of the Agreement and Plan of Reorganization dated as of June 5, 1998, by and among Rural Valley, BT Financial Corporation, a Pennsylvania corporation ("BT Financial"), and Laurel Bank, a Pennsylvania bank and trust company wholly-owned by BT Financial ("Laurel Bank"), (the "Merger Agreement"), providing for the acquisition of Rural Valley by BT Financial through the merger of Rural Valley into Laurel Bank.

     The Merger Agreement provides that at the effective time of the merger each outstanding share of Rural Valley common stock ("Rural Valley Common Stock") will be converted into 11.82 shares of BT Financial common stock ("BT Financial Common Stock").

     BT Financial is a bank holding company organized under the laws of the Commonwealth of Pennsylvania with headquarters in Johnstown, Pennsylvania. As of June 30, 1998, BT Financial had total assets of approximately $1.70 billion, total deposits of approximately $1.36 billion and shareholders' equity of approximately $149.25 million. BT Financial Common Stock is quoted on NASDAQ under the symbol "BTFC". The closing price for BT Financial Common Stock on [Mailing Date], 1998 was $__ per share.

     Rural Valley is a national banking association organized under the National Bank Act. As of June 30, 1998, Rural Valley had total assets of approximately $37.44 million, total deposits of approximately $29.11 million and shareholder's equity of approximately $8.20 million.

          The Board of Directors of Rural Valley believes that the merger is in the best interests of Rural Valley and its shareholders and recommends that you vote FOR the approval and adoption of the Agreement and Plan of Reorganization and the transactions contemplated thereby. The attached Proxy Statement/Prospectus explains the proposed merger in detail. Please carefully review and consider all of this information.

          It is especially important that your shares be represented and voted at the special meeting. Please complete, sign, date and promptly return the enclosed proxy card even if you currently plan to attend the special meeting. You may revoke your proxy at any time before it is voted by giving written notice to Rural Valley. If you attend the meeting and vote in person, your vote will supersede your proxy.

                                                               Sincerely,




                                                             T. Lowell Dean
                                                               President

                   THE PEOPLES NATIONAL BANK OF RURAL VALLEY
                                601 Main Street
                        Rural Valley, Pennsylvania 16249

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                 To Be Held On
                             [Meeting Date], 1998

          NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders of The Peoples National Bank of Rural Valley, a national banking association ("Rural Valley"), will be held on [Meeting Date], 1998, at [to be determined], commencing at 2 p.m., eastern time, to consider and vote upon the following:

          A proposal to adopt and approve an Agreement and Plan of Reorganization dated as of June 5, 1998 by and among Rural Valley, BT Financial Corporation, a Pennsylvania corporation ("BT Financial") and Laurel Bank, a Pennsylvania bank and trust company and a wholly-owned subsidiary of BT Financial ("Laurel Bank") (the "Merger Agreement"), pursuant to which Rural Valley will merge with and into Laurel Bank (the "Merger") with Laurel Bank being the surviving bank, upon the terms and subject to the conditions set forth in the Merger Agreement, as more fully described in the enclosed Proxy Statement/Prospectus; and

          The transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof.

          Only holders of record of shares of Rural Valley Common Stock at the close of business on [Record Date], 1998 are entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof.

          Any shareholder entitled to vote at the Meeting will have the right to dissent from the Merger and to obtain payment for the fair value of his shares upon compliance with 12 U.S.C. (S)214a(b). For a summary of the rights of Rural Valley shareholders to dissent, see "The Merger--Rights of Dissenting Shareholders" in the attached Proxy Statement/Prospectus. A copy of 12 U.S.C.
(S) 214a(b) which relates to dissenters' rights for shareholders of a national bank, is included in the attached Proxy Statement/Prospectus as Annex B.

                                       By Order of the Board of Directors,

                                                Stella L. Samosky
                                                    Secretary
 [Mailing Date], 1998


          SHAREHOLDERS ARE URGED TO MARK, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF A SHAREHOLDER RECEIVES MORE THAN ONE PROXY CARD BECAUSE THAT SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR AT DIFFERENT ADDRESSES, EACH PROXY CARD SHOULD BE COMPLETED AND RETURNED. YOUR COOPERATION WILL BE APPRECIATED. ALL PROPERLY EXECUTED PROXIES RECEIVED PRIOR TO OR AT THE MEETING WILL BE VOTED WITH RESPECT TO THE MATTER IDENTIFIED ON THE PROXY CARDS IN ACCORDANCE WITH ANY INSTRUCTIONS THEREON AND, IF NO INSTRUCTIONS ARE GIVEN, WILL BE VOTED FOR ADOPTION AND APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION.

                  ____________________________________________
                                PROXY STATEMENT
                                       OF
                   THE PEOPLES NATIONAL BANK OF RURAL VALLEY
                  ____________________________________________
                                   PROSPECTUS
                                       OF
                            BT FINANCIAL CORPORATION
                  ____________________________________________

          This Proxy Statement/Prospectus is being furnished to holders of shares of common stock, par value $5.00 per share ("Rural Valley Common Stock"), of The Peoples National Bank of Rural Valley, a national banking association ("Rural Valley"), in connection with the solicitation of proxies by the Board of Directors of Rural Valley (the "Rural Valley Board") for use at a special meeting of Rural Valley shareholders (the "Meeting") to be held on [Meeting Date], 1998, at [to be determined], and at any adjournment or postponement thereof. The purpose of the meeting is to consider and take action on the proposed merger (the "Merger") of Rural Valley into Laurel Bank ("Laurel Bank"), a Pennsylvania bank and trust company and a wholly-owned subsidiary of BT Financial Corporation, a Pennsylvania corporation ("BT Financial"), pursuant to the terms of the Agreement and Plan of Reorganization dated as of June 5, 1998 (the "Merger Agreement") by and among Rural Valley, BT Financial and Laurel Bank, as more fully described elsewhere in this Proxy Statement/Prospectus.

          This Proxy Statement/Prospectus also constitutes a prospectus of BT Financial Corporation, a Pennsylvania corporation ("BT Financial"), relating to 472,800 shares of common stock, par value $5.00 per share ("BT Financial Common Stock"), of BT Financial to be issued to Rural Valley shareholders.

          The outstanding shares of BT Financial Common Stock are, and the shares offered hereby will be, included for quotation on the Nasdaq Market ("NASDAQ"). The closing price of BT Financial Common Stock on NASDAQ as reported in The Wall Street Journal on [Mailing Date], 1998 was $________ per share.

          This Proxy Statement/Prospectus and the enclosed proxy card are first being mailed to Rural Valley shareholders ("Rural Valley Shareholders" or "Shareholders") on or about [Mailing Date], 1998.

          All information contained in this Proxy Statement/Prospectus relating to BT Financial and its subsidiaries has been supplied by BT Financial, and all information contained in this Proxy Statement/Prospectus relating to Rural Valley has been supplied by Rural Valley.

                ________________________________________________

          THE SHARES OF BT FINANCIAL COMMON STOCK TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          THE SHARES OF BT FINANCIAL COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF BT FINANCIAL AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL OR STATE GOVERNMENT AGENCY.

                ________________________________________________
      The date of this Proxy Statement/Prospectus is [Mailing Date], 1998.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ Information contained herein is subject to completion or amendment. A + + registration statement relating to these securities has been filed with the + + Securities and Exchange Commission. These securities may not be sold nor +
+  may offers to buy be accepted prior to the time the registration statement  +
+ becomes effective. This prospectus shall not constitute an offer to sell + + or the solicitation of an offer to buy nor shall there be any sale of these + + securities in any State in which such offer, solicitation or sale would be +
+  unlawful prior to registration or qualification under the securities laws   +
+  of any such State.                                                          +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BT FINANCIAL, RURAL VALLEY OR ANY OTHER PERSON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR A SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BT FINANCIAL OR RURAL VALLEY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

          This Proxy Statement/Prospectus does not cover any resale of shares of BT Financial Common Stock received by any person upon consummation of the Merger, and no person is authorized to make any use of this Proxy
Statement/Prospectus in connection with any such resale.


                             AVAILABLE INFORMATION

          BT Financial is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by BT Financial with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's regional offices at Suite 1300, 7 World Trade Center, New York, New York 10048, and The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed rates. The Commission maintains a web site (http:\\www.sec.gov) that contains reports, proxy statements and other information filed by BT Financial. In addition, BT Financial Common Stock is included for quotation on NASDAQ and such reports, proxy statements and other information concerning BT Financial should be available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

          BT Financial has filed with the Commission a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of BT Financial Common Stock to be issued pursuant to the Merger Agreement. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C., or from the Commission's regional offices in New York or Chicago, by the means described above for obtaining reports, proxy statements and other information filed pursuant to the Exchange Act. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete. In each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document and each such statement is qualified in all respects by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed with the Commission by BT Financial Corporation pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

     1. Proxy Statement for its Annual Meeting of Shareholders held on May 12, 1998;

     2.   Annual Report on Form 10-K for the fiscal year ended December 31,
1997;

     3.   Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
1998;

     4.   Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
1998.

     5.   Current Report on Form 8-K dated March 25, 1998.

     6.   Current Report on Form 8-K dated April 3, 1998.

     All documents and reports filed by BT Financial pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date when the Meeting has finally been adjourned shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be part hereof from the dates of filing of such documents and reports. Any statement contained herein or in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document or report which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.


  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS FILED BY BT FINANCIAL WITH THE COMMISSION WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN OR THEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, DIRECTED TO BT FINANCIAL CORPORATION, BT FINANCIAL PLAZA, 551 MAIN STREET, JOHNSTOWN, PENNSYLVANIA 15901 (TELEPHONE NUMBER: (814) 532-3801),
ATTENTION: CORPORATE SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF ANY DOCUMENTS, ANY REQUEST SHOULD BE MADE 5 DAYS PRIOR TO MEETING DATE, 1998.


          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

          This Proxy Statement/Prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of BT Financial and Rural Valley, including statements preceded by, followed by, or that include the words "believes", "estimates" or similar expressions (see "Summary"; "Reasons for the Merger"; "Recommendation of the Rural Valley Board of Directors"; "Certain Federal Income Tax Consequences"; "Rural Valley"; "Management's Discussion and Analysis of Financial Condition and Results of Operations of Rural Valley"; and "Peoples National Bank of Rural Valley Notes to Financial Statements"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (a) expected cost savings from the Merger may not be fully realized or realized within the expected time frame; (b) revenues following the Merger may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the Merger may be greater than expected; (c) competitive pressures among depository and other financial institutions may increase significantly; (d) costs or difficulties related to the integration of the business of BT Financial and Rural Valley may be greater than expected; (e) changes in the interest rate environment may reduce net interest income; (f) general economic or business conditions, either nationally or in the states in which BT Financial is doing business, may be less favorable than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (g) legislative or regulatory changes may adversely affect the business in which BT Financial is engaged; and (h) changes may occur in the securities markets.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION..................................................  ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................  ii

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION............ iii

SUMMARY................................................................ vii

THE COMPANIES.......................................................... vii
   BT Financial........................................................ vii
   Rural Valley........................................................ vii

THE MEETING............................................................ vii

RECORD DATE............................................................ vii

VOTE REQUIRED.......................................................... vii

THE MERGER.............................................................viii
   Effects of the Merger...............................................viii
   Reasons for the Merger..............................................viii
   Recommendation of the Rural Valley Board of Directors...............viii
   Effective Time; Termination.........................................  ix
   Covenants...........................................................  ix
   Conditions..........................................................  ix
   Regulatory Considerations...........................................  ix
   Dissenters' Rights..................................................   x
   Certain Federal Income Tax Consequences.............................   x
   Accounting Treatment................................................   x
   Comparison of Shareholder Rights....................................   x

SELECTED FINANCIAL INFORMATION.........................................  xi

BT FINANCIAL CORPORATION SELECTED CONSOLIDATED FINANCIAL
  DATA (UNAUDITED)..................................................... xii

RURAL VALLEY SELECTED FINANCIAL DATA (UNAUDITED)....................... xiv

COMPARATIVE PER SHARE DATA.............................................  xv

COMPARATIVE MARKET PRICES..............................................xvii

THE MEETING............................................................   1

VOTING AT THE MEETING; RECORD DATE.....................................   1

PROXIES................................................................   1

THE MERGER.............................................................   2
Background of the Merger...............................................   2

REASONS FOR THE MERGER; RECOMMENDATION OF
   THE RURAL VALLEY BOARD OF DIRECTORS.................................   3
   BT Financial........................................................   3
   Rural Valley........................................................   3

INDEMNIFICATION........................................................   4


REGULATORY CONSIDERATIONS..............................................   5

RIGHTS OF DISSENTING SHAREHOLDERS......................................   5

RESALE RESTRICTIONS....................................................   6

CERTAIN FEDERAL INCOME TAX CONSEQUENCES................................   6

ACCOUNTING TREATMENT...................................................   8

THE MERGER AGREEMENT...................................................   8
   The Merger..........................................................   8
   Exchange Procedures.................................................   9
   Representations and Warranties......................................   9
   Certain Covenants...................................................  10
   Acquisition Proposals...............................................  10
   Indemnification Obligations Of Rural Valley.........................  11
   Rural Valley Dividends..............................................  11
   Conditions..........................................................  12
   Termination.........................................................  13
   Expenses............................................................  13
   Amendment And Waiver................................................  14

DESCRIPTION OF BT FINANCIAL CAPITAL STOCK..............................  14
   BT Financial Shareholder Rights Plan................................  15
   Provisions Affecting Business Combinations And Control Share
     Acquisitions......................................................  18
   Pennsylvania Law....................................................  18
   Federal Law.........................................................  19
   Tender Offers for and Other Proposals to Acquire BT Financial.......  19
   "Supermajority" Provisions Concerning Charter Amendments............  19
   "Supermajority" Provisions Concerning Bylaw Amendments..............  20
   Shareholder Nominations for Directors...............................  20

COMPARISON OF SHAREHOLDERS RIGHTS......................................  20
   Dividends...........................................................  20
   Voting; Election of Directors.......................................  21
   Liquidation.........................................................  21
   Preemptive Rights...................................................  21
   Anti-takeover Provisions of the BCL.................................  21
   Approval of Fundamental Changes.....................................  21
   Dissenters' Rights..................................................  22
   Rights..............................................................  22
   Right to Call a Special Meeting.....................................  22
   Duties and Liabilities of Directors.................................  22

BT FINANCIAL CORPORATION...............................................  23
   Business............................................................  23
   Properties..........................................................  24
   Certain Regulatory Considerations...................................  25
   Payment Of Dividends And Other Restrictions.........................  25
   Loans...............................................................  26
   Capital Adequacy....................................................  26
   Support Of Laurel Bank..............................................  26
   Prompt Corrective Action............................................  27
   Interstate Banking and Branching Legislation........................  27
   FDIC Insurance Assessments..........................................  28


RURAL VALLEY...........................................................  28
   Business............................................................  28
   Competition.........................................................  28
   Certain Regulatory Considerations...................................  28
   Effect Of Government Monetary Policies..............................  29
   Legislation And Regulatory Changes..................................  29
   Legal Proceedings...................................................  29
   Environmental Issues................................................  29
   Regulatory Capital Requirements.....................................  30

RURAL VALLEY MARKET PRICES AND DIVIDENDS...............................  31
   Rural Valley Common Stock Prices And Common Stock Dividends.........  31

RURAL VALLEY CASH DIVIDENDS DECLARED...................................  31
   Dividend Restrictions on Rural Valley...............................  31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF RURAL VALLEY..............................  32

MANAGEMENT OF RURAL VALLEY.............................................  40
   Directors...........................................................  40
   Principal Officers..................................................  40
   Remuneration of Directors and Officers..............................  40
   Compensation Table..................................................  41
   Beneficial Ownership by Officers and Directors......................  41
   Retirement Plan.....................................................  41
   Certain Transactions................................................  42
   Principal Owners of Rural Valley Voting Securities..................  42
   Legal Matters.......................................................  42
   Experts.............................................................  42

Index to Rural Valley Financial Statements............................. F-1

ANNEXES
       A - Agreement and Plan of Reorganization dated June 5, 1998..... A-1
       B - National Bank Act Provisions for Dissenting Shareholders.... B-1

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained, or incorporated by reference, in this Proxy Statement/Prospectus or contained in the Annexes hereto. Rural Valley shareholders are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety.


                                 THE COMPANIES

BT Financial

     BT Financial is a bank holding company located in Johnstown, Pennsylvania with one commercial banking subsidiary: Laurel Bank, a member of the Federal Reserve System. Laurel Bank conducts business through a network of 72 offices located throughout southwestern Pennsylvania and provides a full range of financial services to individuals, businesses and governmental bodies, including demand, savings and time deposits, secured and unsecured loans, and electronic data processing of payrolls. Lending services include credit cards and consumer, real estate, commercial and industrial loans. Laurel Trust Company, a trust company subsidiary, provides corporate pension, personal trust and other trust related services. The principal executive offices of BT Financial are located at BT Financial Plaza, 551 Main Street, Johnstown, Pennsylvania 15901, and its telephone number is (814) 532-3801. As of June 30, 1998, BT Financial had consolidated total assets of $1.70 billion, consolidated total deposits of $1.36 billion and consolidated shareholders' equity of $149.25 million. See "Incorporation of Certain Documents by Reference" and "BT Financial Corporation."

Rural Valley

     Rural Valley is a national banking association and member of the Federal Reserve System that conducts business through its main office at 601 Main Street, Rural Valley, Pennsylvania 16249. As a commercial bank, Rural Valley provides loan and deposit services to individuals and small to medium sized businesses in its Rural Valley, Pennsylvania market area. The office of Rural Valley is located at 601 Main Street, Rural Valley, Pennsylvania 16249, and its telephone number is (724) 783-7121. As of June 30, 1998, Rural Valley had total assets of approximately $37.44 million, total deposits of approximately $29.11 million and shareholders' equity of approximately $8.20 million. See "The Merger--Background of the Merger" and "Rural Valley."


                                  THE MEETING

     The Meeting is scheduled to be held on [Meeting Date], 1998, at [to be determined], commencing at 2 p.m., eastern time. The purpose of the Meeting is to consider and vote upon a proposal to adopt and approve the Merger Agreement between BT Financial and Rural Valley.


                                  RECORD DATE

     Only holders of record of shares of Rural Valley Common Stock at the close of business on [Record Date], 1998 are entitled to notice of and to vote at the Meeting. As of December 31, 1997, there were 40,000 shares of Rural Valley Common Stock outstanding held by 130 holders of record. Each holder of record of shares of Rural Valley Common Stock as of the record date is entitled to cast one vote per share on each matter to be acted upon or which may properly come before the Meeting.


                                 VOTE REQUIRED

     The affirmative vote of at least two-thirds of the holders of shares of Rural Valley Common Stock outstanding is required to adopt and approve the Merger Agreement. BT Financial shareholders' approval is not required.

     Each director and executive officer of Rural Valley who owns shares of Rural Valley Common Stock has advised Rural Valley that he or she intends to vote or direct the vote of all shares of Rural Valley Common Stock over which he or she has voting control FOR adoption and approval of the Merger Agreement. As of June 3, 1998, the directors and executive officers of Rural Valley were the beneficial owners of 16,557 shares, or approximately 41.39%, of the outstanding shares of Rural Valley Common Stock. If all shares of Rural Valley Common Stock are present at the Meeting and the directors and executive officers of Rural Valley all vote as they have stated that they intend to vote, the affirmative vote of only an additional 10,111 shares (or 25.28%) of Rural Valley Common Stock would be necessary to adopt and approve the Merger Agreement.



                                  THE MERGER

Effects of the Merger

     At the effective time of the Merger, Rural Valley will merge with and into Laurel Bank. Laurel Bank will be the surviving bank in the Merger and will continue its corporate existence under Pennsylvania law under its present name.

     Each issued and outstanding share of Rural Valley Common Stock other than any shares in respect of which the holders thereof have either voted against the Merger or notified Rural Valley in writing at or before the Special Meeting that the holder objects to the Merger Agreement and otherwise complied with the applicable requirements of 12 U.S.C. (S) 214a(b) ("Dissenters' Shares") will be converted into the right to receive 11.82 shares of BT Financial Common Stock. Based upon the number of shares of BT Financial Common Stock and Rural Valley Common Stock outstanding as of June 30, 1998, Rural Valley shareholders will have the right to own approximately 3.6% of the outstanding shares of BT Financial Common Stock immediately following consummation of the Merger (assuming no Dissenters' Shares).

     Upon consummation of the Merger, all issued and outstanding shares of Rural Valley Common Stock will cease to exist. See "The Merger Agreement--The Merger." Shareholders who properly exercise dissenters' rights will have only the right to receive from BT Financial payment for the "fair value" of their shares of Rural Valley Common Stock as determined in accordance with 12 U.S.C.
(S)214a(b).  See "Rights of Dissenting Shareholders."

     Fractional shares of BT Financial Common Stock will not be issued in the Merger. A Shareholder otherwise entitled to a fractional share of BT Financial Common Stock will receive, in lieu thereof, a cash payment therefor equal to such fraction multiplied by the closing sales price on NASDAQ for a share of BT Financial Common Stock on the Closing Date (as defined in the Merger Agreement) as reported in The Wall Street Journal, or, if BT Financial Common Stock is not traded on such date, the next succeeding day on which such stock is traded. See "The Merger Agreement--Exchange Procedures."

Reasons for the Merger

     BT Financial. The acquisition of Rural Valley is a natural expansion of BT Financial's geographic market into an area contiguous to BT Financial's current market. See "The Merger--Background of the Merger" and "Reasons for the Merger; Recommendation of the Rural Valley Board of Directors."

     Rural Valley. The Board of Directors of Rural Valley has approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, Rural Valley and its Shareholders. The Rural Valley Board of Directors believes that the Merger will enable the Shareholders to realize significant value when compared to the value of Rural Valley Common Stock should the Merger not occur. For a more detailed discussion of the factors considered by the Rural Valley Board in reaching its decision with respect to the Merger Agreement and the Merger, see "Reasons for the Merger; Recommendation of the Rural Valley Board of Directors."

Recommendation of the Rural Valley Board of Directors

     The Rural Valley Board voted to approve the Merger Agreement and the Merger as being in the best interests of Rural Valley and Rural Valley shareholders and recommends a vote by Rural Valley shareholders FOR adoption and approval of the Merger Agreement.

Effective Time; Termination

     It is anticipated that the Merger will become effective as soon as practicable after the required Shareholder and regulatory approvals have been obtained, and all applicable regulatory waiting periods have expired. There may be a substantial period of time between when the Meeting is held and the consummation of the Merger. See "Regulatory Considerations" and "The Merger Agreement Conditions."

     The Merger Agreement will terminate automatically if the Merger has not been consummated and, therefore, the effective time of the Merger has not occurred, by March 31, 1999 (unless extended by mutual consent) or may be terminated prior to such time by BT Financial or Rural Valley upon the occurrence of one or more of certain events, although the parties expect that the Merger will be consummated before December 31, 1998. The Merger Agreement does not limit the possible number of extensions of the termination date or the periods for which extension of the termination date may occur. See "The Merger Agreement Termination."

Covenants

     Each of Rural Valley and BT Financial has made certain covenants, with respect to itself and its subsidiaries, relating to the conduct of business pending consummation of the Merger. Among other things (except as otherwise contemplated by the Merger Agreement or with the written consent of the other party), each has agreed not to conduct its business other than in the ordinary and usual course, and Rural Valley agreed not to: (i) pay dividends above certain specified levels or redeem or otherwise acquire shares of its capital stock, issue additional shares of its capital stock or give any person the right to acquire any such shares; (ii) increase any salaries or employee benefits or enter into any employment agreements or employee benefit plans, except for certain increases in the ordinary course of business and certain changes required by law or to satisfy pre-existing contractual obligations; or (iii) dispose of any of its assets, business or property, or acquire any business or property of any other entities. These restrictions do not preclude Rural Valley
(a) from paying a regular quarterly cash dividend on Rural Valley Common Stock of up to $2.00 per share but only if certain earnings requirements are met, or
(b) from making any dispositions or acquisitions in which the purchase price is
cash and does not exceed $15,000 in any one case.   See "The Merger Agreement--
Certain Covenants" and "Rural Valley Dividends."

Conditions

     The obligations of BT Financial, Laurel Bank and Rural Valley to consummate the Merger are subject to the satisfaction of certain significant conditions, including: obtaining required Shareholder and regulatory approvals; the absence of any action, proceeding, regulation or legislation to enjoin, restrain or prohibit, or to obtain substantial damages in respect of, the Merger Agreement or the Merger, which, in the good faith judgment of BT Financial, would make it inadvisable to consummate the Merger or the other transactions contemplated by the Merger Agreement; the absence of any injunction which prohibits or restricts the consummation of the transactions contemplated by the Merger Agreement, which, in the good faith judgment of Rural Valley, would make it inadvisable to consummate those transactions; and the number of Dissenters' Shares being less than 4,000 shares of Rural Valley Stock as of the Closing Date, representing 10% of the Rural Valley Common Stock expected to be outstanding on such date. Any condition may be waived in writing by the Party entitled to the benefit thereof. See "The Merger Agreement--Conditions."

Regulatory Considerations

     Consummation of the Merger is subject to, and conditioned upon, receipt of all required regulatory approvals and expiration of all applicable regulatory waiting periods necessary to consummate the Merger, including receipt of approvals from the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Pennsylvania Department of Banking. Although applications for such approvals have been filed with the relevant regulatory authorities, there can be no assurance that the required regulatory approvals will be obtained, and, if obtained, with what conditions. As of the date hereof, neither the Federal Reserve nor the Pennsylvania Department of Banking has approved the Merger. See "Regulatory Considerations" and "The Merger Agreement--Conditions."

Dissenters' Rights

     Under 12 U.S.C. (S) 214a(b), Rural Valley Shareholders have the right to object to the Merger and demand to be paid in cash the "fair value" of their shares of Rural Valley Common Stock if they comply fully with all the requirements of 12 U.S.C. (S) 214a(b) ("Section 214a(b)"). A copy of the provisions of Section 214a(b) is attached hereto as Annex B. See "Rights of Dissenting Shareholders." It is a condition to BT Financial's obligation to consummate the Merger that the number of Dissenters' Shares be less than 4,000 shares of Rural Valley Common Stock as of the Closing Date, representing 10% of the Rural Valley Common Stock expected to be outstanding on such date. See "The Merger Agreement--Conditions." BT Financial may waive this condition at any time.

Certain Federal Income Tax Consequences

     Consummation of the Merger is conditioned upon receipt by BT Financial of an opinion of Pepper Hamilton LLP, counsel for BT Financial, dated as of the Effective Date to the effect that (i) the Merger constitutes a reorganization under Section 368 of the Code, and (ii) no gain or loss will be recognized for federal income tax purposes by stockholders of Rural Valley who receive BT Financial Common Shares in exchange for their shares of Rural Valley Common Stock, except with respect to cash received in lieu of fractional share interests.

     Because certain tax consequences may vary depending upon the particular circumstances of each Rural Valley stockholder, Rural Valley stockholders should consult their own tax advisors concerning the federal (and any state, local and foreign) tax consequences of the Merger in their particular circumstances. See "The Merger--Certain Federal Income Tax Consequences."

Accounting Treatment

     It is expected that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. See "The Merger-- Conditions" and "Accounting Treatment."

Comparison of Shareholder Rights

     Two major differences between the rights of shareholders of BT Financial and the rights of shareholders of Rural Valley are that provisions of the Pennsylvania Business Corporation Law of 1988, as amended (1988) and BT Financial's articles and bylaws affect business combinations and control share acquisitions involving BT Financial, but not Rural Valley, and BT Financial, but not Rural Valley, has a shareholder rights plan. One effect of BT Financial's shareholder rights plan may be to prevent the use of certain takeover tactics to acquire BT Financial without the approval of BT Financial's Board of Directors. For a more detailed description of the differences between the rights of shareholders of the two companies and a description of the BT Financial Common Stock, see "Comparison of Shareholders Rights" and "Description of BT Financial Capital Stock."

                        SELECTED FINANCIAL INFORMATION

     The following tables set forth selected historical financial information for BT Financial and for Rural Valley, for each of the five years in the period ended December 31, 1997 and for the six-month periods ended June 30, 1998 and
1997.   The selected historical financial information for BT Financial and Rural
Valley for the six-month periods ended June 30, 1998 and 1997 reflect, in the opinion of management, all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of the operating results and financial position of BT Financial and Rural Valley for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year or any other period. The selected historical financial information should be read in conjunction with the audited financial statements and other financial information for BT Financial, incorporated by reference in this Proxy Statement/Prospectus, and the unaudited financial statements for Rural Valley, included elsewhere in this Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference;" "Management's Discussion and Analysis of Financial Condition and Results of Operations of Rural Valley;" and "Index to Rural Valley Financial Statements."

                            BT FINANCIAL CORPORATION
                     SELECTED CONSOLIDATED FINANCIAL DATA*
                                  (UNAUDITED)

                                  Six Months Ended                            Years Ended December 31,
                             -------------------------   --------------------------------------------------------------------
                               6/30/98       6/30/97          1997        1996          1995          1994          1993
                             -----------   -----------   -----------   -----------   -----------   -----------   ------------
RESULTS OF OPERATIONS
Interest Income              $    60,651   $    55,042   $   113,566    $   108,356   $    99,828   $    89,029   $    81,012
Interest expense                  26,842        22,775        48,185         44,732        42,679        33,129        29,134
                             -----------   -----------   -----------    -----------   -----------   -----------   -----------
Net interest income               33,809        32,267        65,381         63,624        57,149        55,900        51,878
Provision for loan losses          2,895         2,090         4,230          2,441         1,566         1,168         2,168
                             -----------   -----------   -----------    -----------   -----------   -----------   -----------
Net interest income after
 provision for loan losses        30,914        30,177        61,151         61,183        55,583        54,732        49,710
Other Income                       6,186         5,719        12,490         11,272         8,714         8,407         8,205
Other expenses                    25,326        23,283        47,509         51,681        45,559        45,597        41,562
                             -----------   -----------   -----------    -----------   -----------   -----------   -----------
Income before income taxes        11,774        12,613        26,132         20,774        18,738        17,542        16,353
Provision for income taxes         3,641         4,337         8,980          7,000         5,689         4,883         5,081
                             -----------   -----------   -----------    -----------   -----------   -----------   -----------
Income before cumulative
 effect of accounting              8,133         8,276        17,152         13,774        13,049        12,659        11,272
 principle changes

Cumulative effect of
 change in accounting for            -0-           -0-           -0-            -0-           -0-           -0-            86
 income taxes                -----------   -----------   -----------    -----------   -----------   -----------   -----------

Net income                   $     8,133   $     8,276   $    17,152    $    13,774   $    13,049   $    12,659   $    11,358
                             ===========   ===========   ===========    ===========   ===========   ===========   ===========

BALANCE SHEET DATA (period end)
Total assets                 $ 1,700,565   $ 1,552,889   $ 1,552,921    $ 1,466,308   $ 1,442,560   $ 1,338,074   $ 1,306,406
Loans, net of unearned
 interest                      1,144,760     1,076,065     1,067,061      1,025,765     1,011,240       892,010       832,421
Total securities                 429,675       340,059       365,933        302,392       303,355       333,199       295,641
Total deposits                 1,357,139     1,348,962     1,346,376      1,263,728     1,253,252     1,147,993     1,156,650
Total long-term debt             112,898        15,773        14,335         17,210        20,083        10,021        12,482
Total shareholders' equity       149,251       140,471       145,709        136,487       122,099       104,268       109,356

PER SHARE DATA (1)
Basic earnings per share     $       .65   $       .66   $      1.37    $      1.13   $      1.10   $      1.07   $      1.04
Diluted earnings per share           .65           .66          1.37           1.12          1.09          1.06          1.02
Common dividends declared
 per share                           .35           .30           .63            .51           .45           .40           .36
Period end book value              11.94         11.24         11.66          10.92         10.25          8.76          9.21
Average shares outstanding
 -basic                       12,500,872    12,500,872    12,500,872     12,165,952    11,753,338    11,722,354    10,855,912
Average shares outstanding
 -diluted                     12,500,872    12,500,872    12,500,872     12,269,584    11,975,282    11,951,952    11,085,510

FINANCIAL RATIOS
Return on average assets
 (5)                                1.00%         1.11%         1.13%           .94%          .97%          .98%         1.03%
Return on average
 shareholders' equity (5)          11.16         12.00         12.19          10.66         11.43         11.90         12.48
Net yield on earnings
 assets (2)(5)                      4.58          4.82          4.74           4.82          4.67          4.74          5.22
Common stock dividend
 payout                            53.79         46.00         45.85          45.10         40.17         37.34         34.65
Average shareholders'
 equity to average assets           8.93          9.26          9.24           8.85          8.49          8.20          8.23
Primary capital ratio at
 period end (3)                     9.32          9.61          9.95           9.90          9.10          8.41          8.98
Net charge-offs to average
 loans net of unearned
 interest (5)                        .43           .40           .39            .29           .16           .11           .24
Nonperforming loans to
 total loans, net of
 unearned interest (4)               .78           .89           .86           1.22           .73           .72           .65
Reserve for loan losses to
 period end loans, net of
 unearned interest                   .90           .90           .92            .94           .99          1.01          1.06

                       Footnotes continued on next page

* Data for periods prior to 1996 has been restated due to the Moxham pooling-of-interests acquisition on June 25, 1996.

(1) Per share data has been adjusted to reflect 5% stock dividends distributed by BT Financial on July 26, 1993 and October 14, 1994, 10% stock dividends distributed on October 22, 1996 and September 15, 1997 and a 2-for-1 stock split effected in the form of a stock dividend distributed on May 1, 1998. Additionally, per share data has been adjusted to reflect a 10% stock dividend paid on December 30, 1994 and a two-for-one stock split paid in February 1993 by the former Moxham Bank Corporation. Earnings per share data for periods prior to 1997 has been restated to reflect the adoption of SFAS No. 128 on December 31, 1997.
(2) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.
(3) The sum of shareholders' equity and the reserve for loan losses divided by the sum of total assets and the reserve for loan losses.
(4) Nonperforming loans include nonaccrual, restructured and loans 90 days or more past-due.
(5)  Annualized.

                                   RURAL VALLEY
                            SELECTED FINANCIAL DATA
                                  (UNAUDITED)

                                      Six Months Ended                 Years Ended December 31,
                                    -------------------   -------------------------------------------------
                                     6/30/98    6/30/97     1997       1996      1995       1994      1993
                                    --------   --------   -------    -------   -------   --------   -------
RESULTS OF OPERATIONS
Interest Income                     $  1,226   $  1,187   $ 2,406    $ 2,364   $ 2,308   $  2,211   $ 2,267
Interest expense                         465        473       963        933       935        838       946
                                    --------   --------   -------    -------   -------   --------   -------
Net interest income                      761        714     1,443      1,431     1,373      1,373     1,321
Provision for loan losses                -0-        -0-       -0-        -0-       -0-        -0-        70
                                    --------   --------   -------    -------   -------   --------   -------
Net interest income after
 provision for loan losses               761        714     1,443      1,431     1,373      1,373     1,251
Other Income                              25         32        67         71        82         61        61
Other expenses                           369        373       700        653       693        671       673
                                    --------   --------   -------    -------   -------   --------   -------
Income before income taxes               417        373       810        849       762        763       639
Provision for income taxes               116        104       215        213       180        173       106
                                    --------   --------   -------    -------   -------   --------   -------
Net income                          $    301   $    269   $   595    $   636   $   582   $    590   $   533
                                    ========   ========   =======    =======   =======   ========   =======

BALANCE SHEET DATA (period end)
Total assets                        $ 37,444   $ 36,465   $37,090    $35,775   $35,255   $ 34,465   $34,956

Loans, net of unearned interest       14,283     13,749    13,906     14,172    13,998     12,934    13,213

Total securities                      20,275     20,282    19,839     18,992    19,076     19,460    17,915

Total deposits                        29,106     28,460    28,901     27,893    27,988     27,814    28,557

Total shareholders' equity             8,199      7,884     8,053      7,747     7,155      6,558     6,316

PER SHARE DATA (restated for all stock splits and dividends)
Basic and diluted earnings
  per share                         $   7.52   $   6.74   $ 14.86    $ 15.91   $ 14.55   $  14.76   $ 13.33
Common dividends declared
 per share                              4.00       3.00      8.00       6.00      5.00       4.00      3.60
Period end book value                 204.98     199.20    201.32     193.67    178.87     163.94    157.90
Average shares outstanding -
 basic and diluted                    40,000     40,000    40,000     40,000    40,000     40,000    40,000

FINANCIAL RATIOS
Return on average assets(4)             1.62%      1.56%     1.63%      1.79%     1.67%      1.70%     1.55%
Return on average
 shareholders' equity(4)                7.41       6.82      7.53       8.57      8.49       9.15      8.71
Net yield on earning
 assets (1)(4)                          4.26       4.12      4.17       4.03      3.94       3.95      3.85
Common stock dividend
 payout                                53.17      44.61     53.82      37.72     34.36      27.16     27.02
Average shareholders' equity to
 average assets                        21.80      21.64     21.68      20.98     19.67      18.54     17.97
Primary capital ratio at period
 end (2)                               22.16      21.89     21.96      21.93     20.58      19.32     18.37
Net charge-offs to average
 loans net of unearned
 interest(4)                             .04        .01       .06        .01       .01        .01       .22
Nonperforming loans to total
 loans, net of unearned
 interest(3)                             .48        .85       .60        .71       .08        .12       .65
Reserve for loan losses to
 period end loans, net of
 unearned interest                       .88        .89       .84        .87       .89        .97       .96

(1) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.
(2) The sum of shareholders' equity and the reserve for loan losses divided by the sum of total assets and the reserve for loan losses.
(3) Nonperforming loans include nonaccrual, restructured and loans 90 days or more past due.
(4)  Annualized.

                           COMPARATIVE PER SHARE DATA

     The following unaudited information, adjusted to reflect the 2-for-1 BT Financial Common Stock split distributed on May 1, 1998, to holders of record on April 8, 1998 (the "BT Financial Stock Split") reflects, where applicable, certain comparative per share data related to book value, cash dividends declared, and earnings: (i) on a historical basis for BT Financial and Rural Valley; (ii) on a pro forma combined basis per share of BT Financial Common Stock; and (iii) on an equivalent pro forma basis per share of Rural Valley Common Stock reflecting consummation of the Merger. Such pro forma information has been prepared (i) on the basis of the 11.82 Exchange Ratio, and giving effect to the Merger being treated as pooling of interests for accounting purposes.

     Pro forma financial information with respect to the Merger assumes such acquisitions were consummated as of the beginning of each of the periods presented.

     Pro forma financial information is intended to show how the Merger might have affected historical financial statements if the Merger had been consummated at an earlier time. The pro forma financial information does not purport to be indicative of the results that actually would have been realized had the Merger taken place at the beginning of the periods presented, nor is it indicative of the combined financial position or results of operations for future periods.

     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of BT Financial and Rural Valley, including the respective notes thereto, which, as to BT Financial, are incorporated herein by reference, and for Rural Valley, including the notes thereto, appearing elsewhere in this Proxy
Statement/Prospectus. Stockholders are urged to read such information carefully. See "Available Information" and "Incorporation of Certain Documents by Reference."

            PRO FORMA AND PRO FORMA EQUIVALENT PER COMMON SHARE DATA
                                  (UNAUDITED)



                                                 Six Months
                                                   Ended       Year Ended December 31,
                                                -------------  -----------------------
                                                June 30, 1998   1997     1996    1995
                                                -------------  -------  ------  ------
EARNINGS PER SHARE:
BT Financial  (Historical):
 Earnings per share - Basic                           $  0.65  $  1.37  $ 1.13  $ 1.10
 Earnings per share - Diluted                            0.65     1.37    1.12    1.09

Pro forma  - BT Financial and  Rural Valley:
 Earnings per share - Basic                              0.65     1.37    1.14    1.11
 Earnings per share - Diluted                            0.65     1.37    1.13    1.10

Rural Valley  (Historical):
 Earnings per share- Basic and Diluted                   7.52    14.86   15.91   14.55

Pro forma equivalent - Rural Valley and
  BT Financial combined:
  Earnings per share - Basic                             7.68    16.19   13.47   13.12
  Earnings per share - Diluted                           7.68    16.19   13.36   13.00

BOOK VALUE PER SHARE:
BT Financial  (Historical)                              11.94    11.66
Pro forma  - BT Financial and  Rural Valley             12.14    11.85

Rural Valley  (Historical)                             204.98   201.32
Pro forma equivalent - Rural Valley and
  BT Financial combined                                143.49   140.07

CASH DIVIDENDS DECLARED PER SHARE:
BT Financial  (Historical)                               0.35     0.63    0.51    0.45
Pro forma  - BT Financial and  Rural Valley              0.35     0.63    0.51    0.45

Rural Valley  (Historical)                               4.00     8.00    6.00    5.00
Pro forma equivalent - Rural Valley and
  BT Financial combined                                  4.14     7.45    6.03    5.32

                           COMPARATIVE MARKET PRICES

     BT Financial Common Stock is included for quotation on NASDAQ under the NASDAQ symbol "BTFC". There is no established trading market for Rural Valley Common Stock.

     The table below sets forth the reported high and low closing sales prices of BT Financial Common Stock based on published financial sources and cash dividends declared and the range of high and low sale prices for the quarters indicated.

                    1998                      1997                      1996
         ==========================   =======================   =======================
 Quarter    High    Low    Dividend   High    Low    Dividend   High    Low    Dividend
-------- ==========================   =======================   =======================
1st        $28.31  $24.70     $.170  $19.89  $18.07     $.150  $14.98  $13.85     $.117
2nd         30.75   25.00      .180   19.89   17.73      .155   15.60   13.28      .107
3rd            --      --        --   23.13   19.32      .155   15.57   13.12      .137
4th            --      --        --   25.75   21.66      .170   18.13   15.23      .150
                                                        -----                     -----
TOTAL                                                    .630                      .511
                                                        =====                     =====

  On July 14, 1998, there were 4,493 record holders of BT Common Stock.

     BT offers an Automatic Dividend Reinvestment Plan to provide a prompt, simple and expense-free way for shareholders to invest cash dividends into additional shares of BT common stock. Laurel Trust Company performs certain bookkeeping and administrative functions in connection with the Plan. As participants, the shareholders may add to their investment in BT common stock through voluntary additional cash deposits with the Administrator.

     The closing sales prices for the BT Financial Common Stock set forth above has been retroactively adjusted to reflect 10% stock dividends distributed on October 22, 1996, September 15, 1997 and a 2-for-1 stock split effected in the form of a stock dividend distributed on May 1, 1998.

     Since the market price of BT Financial Common Stock is subject to fluctuation, the market value of the shares of BT Financial Common Stock that holders of shares of Rural Valley Common Stock will receive in the Merger may increase or decrease prior to and after the Merger.

     On June 4, 1998, the last full trading day prior to the execution and delivery of the Merger Agreement and the public announcement thereof, the closing sales price per share of BT Financial Common Stock on NASDAQ as reported in The Wall Street Journal was $27.25. On [date], 1998, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing sales price per share of BT Financial Common Stock on NASDAQ as reported in The Wall Street Journal was $[amount].

     Rural Valley Common Stock is not listed on any exchange, quotation system or over-the-counter market and is not actively traded. Rural Valley is aware of the sales prices in the following transactions: the lowest and highest prices per share known by the management of Rural Valley for the above years were between $165 and $180 per share, respectively. These prices may or may not include any mark-up, mark-down or commission. The sale price per share of Rural Valley Common Stock in the last known trade prior to the execution and delivery of the Merger Agreement and the public announcement thereof, which trade occurred on December 24, 1996, was $180. To the knowledge of Rural Valley, since the execution and delivery of the Merger Agreement, there have been no trades of Rural Valley Common Stock.

     Rural Valley Shareholders Are Urged to Obtain Current Market Quotations for BT Financial Common Stock Prior to the Meeting.

                                   THE MEETING

     This Proxy Statement/Prospectus is being furnished to Rural Valley shareholders in connection with the solicitation of proxies by the Rural Valley Board for use at the Meeting to be held on [Meeting Date], 1998 at 2 p.m. eastern time at [to be determined] and at any adjournment or postponement thereof. This Proxy Statement/ Prospectus and the enclosed proxy card are first being mailed to Shareholders on or about [Record Date], 1998.

     At the Meeting, Rural Valley Shareholders will consider and vote upon a proposal to adopt and approve the Merger Agreement and such other business as may properly come before the Meeting or any adjournment or postponement thereof. The Rural Valley Board voted to approve the Merger Agreement and the Merger and recommends a vote by the Shareholders FOR adoption and approval of the Merger Agreement.

                      VOTING AT THE MEETING; RECORD DATE

     The Rural Valley Board has fixed [Record Date], 1998 as the record date for determination of holders of record of shares of Rural Valley Common Stock entitled to notice of and to vote at the Meeting. Accordingly, only holders of record of shares of Rural Valley Common Stock at the close of business on that date are entitled to notice of and to vote at the Meeting. As of [Record Date], 1998 there were 40,000 shares of Rural Valley Common Stock outstanding held by 130 holders of record. Each holder of record of shares of Rural Valley Common Stock as of the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on the proposal to adopt and approve the Merger Agreement and any other matters properly submitted for a vote of the Shareholders at the Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Rural Valley Common Stock entitled to vote at the Meeting is necessary to constitute a quorum at the Meeting. The affirmative vote of at least two-thirds of the shares of Rural Valley Common Stock outstanding is required to adopt and approve the Merger Agreement. An abstention, whether done in person or by proxy, or a failure to vote will have the effect of a vote against the Merger Agreement.

     Each director and executive officer of Rural Valley who owns shares of Rural Valley Common Stock has advised Rural Valley that he or she intends to vote or direct the vote of all shares of Rural Valley Common Stock over which he or she has voting control FOR adoption and approval of the Merger Agreement. As of June 3, 1998, the directors and executive officers of Rural Valley were the beneficial owners of 16,557 shares or approximately 41.39%, of the outstanding shares of Rural Valley Common Stock. If all shares of Rural Valley Common Stock are present at the Meeting and the directors and executive officers of Rural Valley all vote as they have stated that they intend to vote, the affirmative vote of only an additional 10,111 shares (or 25.28%) of the Rural Valley Common Stock would be necessary to adopt and approve the Merger Agreement.

                                    PROXIES

     All shares of Rural Valley Common Stock which are entitled to vote and are represented at the Meeting by properly executed proxies received prior to or at the Meeting, and not revoked as of such time, will be voted at the Meeting in accordance with the instructions indicated on those proxies. If no instructions are indicated on any proxies solicited by the Rural Valley Board which are received prior to or at the Meeting, those proxies will be voted FOR adoption and approval of the Merger Agreement.

     It is not anticipated that any matter other than the proposal to adopt and approve the Merger Agreement will be brought before the Meeting. If any other matter is properly presented at the Meeting for consideration, including, among other things, a motion to adjourn the Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy card and acting thereunder will have discretion to vote on such matter in accordance with their best judgment.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Rural Valley, before the taking of the vote at the Meeting, a written notice of revocation bearing a later date than the proxy card, (ii) duly executing a later dated proxy card relating to the same shares and delivering it to the Secretary of Rural

Valley before the taking of the vote at the Meeting or (iii) attending the Meeting and giving the Secretary of Rural Valley a written notice of revocation bearing a later date than the proxy card, before the taking of the vote at the Meeting. Attendance at the Meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy from a Shareholder should be sent so as to be delivered to The Peoples National Bank of Rural Valley, 601 Main Street, Rural Valley, Pennsylvania 16249, Attention:
Secretary, or hand delivered to the Secretary of Rural Valley, before the taking of the vote at the Meeting.

     SHAREHOLDERS ARE URGED TO MARK, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE, EVEN IF THEY ARE PLANNING TO ATTEND THE MEETING. ALL PROPERLY EXECUTED PROXIES RECEIVED PRIOR TO OR AT THE MEETING WILL BE VOTED WITH RESPECT TO THE MATTER IDENTIFIED ON THE PROXY CARDS IN ACCORDANCE WITH ANY INSTRUCTIONS THEREON AND, IF NO INSTRUCTIONS ARE GIVEN, WILL BE VOTED FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

     All expenses of this solicitation will be paid by Rural Valley. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Rural Valley in person or by telephone, telegram or other means of communication. Those directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with that solicitation. Arrangements will be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by those custodians, nominees and fiduciaries, and Rural Valley will reimburse those custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith.

     SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                  THE MERGER

Background of the Merger

     The past decade has been a period of rapid change in the banking industry in general, and especially for the banking industry in Pennsylvania. This period has been characterized by accelerated consolidation throughout the United States and in Pennsylvania, and by intensified competition from domestic and foreign banks and from non-bank financial services organizations. This period also has been characterized by increasing requirements for investments in technology in order to meet customer needs on an efficient, competitive basis.

     Part of BT Financial's long-term strategic plan has been to acquire existing banks, savings and loan associations, savings banks and branches thereof in areas adjacent to the geographical areas that Laurel Bank and Laurel Trust Company currently serve. In connection with this strategic plan, BT Financial periodically reviews possible candidates for acquisition.

     The Board of Directors of Rural Valley has continually reviewed the strategic alternatives for maximizing shareholder value.

     In February 1998, John H. Anderson, Chairman and Chief Executive Officer of BT Financial, had preliminary discussions with representatives of Rural Valley about the possibility of an affiliation between BT Financial and Rural Valley. These preliminary discussions continued throughout the spring of 1998.

     On March 25, 1998, the Board of Directors of BT Financial confirmed actions taken by the management of BT Financial in offering to acquire Rural Valley in exchange for 11.82 BT Financial shares for each Rural Valley share based on an average market value of $26.65 per share; the cash equivalent purchase price would be $315 per share for a total consideration of $12.6 million.

     In negotiating the consideration for the Merger, BT Financial was interested in using BT Financial Common Stock as consideration for the Merger to permit the Merger to be accounted for as a pooling of interests. Rural Valley was interested in a transaction that would be tax-free and would result in the

Shareholders receiving a marketable security.

     On June 5, 1998, the Rural Valley Board met, reviewed the final version of the Merger Agreement, discussed the terms of the transactions contemplated thereby and authorized the officers of Rural Valley to execute and deliver that agreement and to work to accomplish the transactions contemplated thereby. The Merger Agreement was executed on the same day.

                   REASONS FOR THE MERGER; RECOMMENDATION OF
                      THE RURAL VALLEY BOARD OF DIRECTORS

BT Financial

     In BT Financial's view, the Merger will extend BT Financial's geographic market into an area that is contiguous to BT Financial's current market. At present, Laurel Bank conducts business through a network of 72 offices located throughout Southwestern Pennsylvania. Subsequent to the Merger, the Rural Valley office in Rural Valley, Pennsylvania, will be operated as a branch of Laurel Bank.

     In reaching its conclusion to approve the Merger Agreement, the BT Financial Board consulted with BT Financial's senior management, as well as with its financial and legal advisors, and considered various factors, including the following:

     (i) Consistency with BT Financial Strategy. The impact of the Merger as a method of furthering BT Financial's strategy for long-term growth and enhanced stockholder value was considered. This included: (a) the fact that the Rural Valley franchise overlaps BT Financial's northern banking franchise and provides additional geographic and product diversity over a resulting market; (b) opportunities to better utilize capacity in technology over a larger asset and customer base and to realize other expense savings; and (c) the contribution of the Merger to enhancing a regionally recognized name in the financial services area.

     (ii) Certain Financial Information. Certain financial information about the Merger, BT Financial and Rural Valley was considered. This information included, but was not limited to, information with regard to respective pro forma analyses, comparative financial data, and comparable merger and acquisition transactions as presented by BT Financial's financial advisor and senior management. BT Financial senior management also commented on its due diligence review. BT Financial's Board took into account that (a) there would be some dilution in 1998 earnings per share before the Merger would have an expected accretive effect in 1999, and (b) that there may be some adverse impact on the BT Financial Common Stock price following announcement of the transaction because of such dilution, the activities of arbitrageurs and the investment objectives of certain stockholders.

     (iii) Regulatory Approvals. The likelihood of the Merger being approved by the appropriate regulatory authorities was considered. See "--Regulatory Considerations".

     The foregoing discussion of the information and factors considered by the BT Financial Board is not intended to be exhaustive but includes all material factors considered by the BT Financial Board. In reaching its determination to approve the Merger Agreement, the BT Financial Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, and considering, among other things, the matters discussed above, the BT Financial Board approved the Merger Agreement as being in the best interests of BT Financial and its stockholders.

Rural Valley

     The Board of Directors of Rural Valley has approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, Rural Valley and its Shareholders. The Board of Directors therefore recommends that Shareholders vote FOR adoption and approval of the Merger Agreement. The Rural Valley Board of Directors believes that the Merger will enable the Shareholders to realize significant value when compared to the value of Rural Valley Common Stock if the Merger does not occur.

     In reaching its determination that the Merger Agreement is fair to, and in the best interests of, Rural

Valley and the Shareholders, the Rural Valley Board of Directors considered a number of factors, both from a short-term and long-term perspective, including, without limitation, the following:

     1. The absence of an established trading market for the Rural Valley Common Stock compared to the market for BT Financial Common Stock which is included for quotation on NASDAQ.

     2. The anticipated tax-free receipt of shares of BT Financial Common Stock in the Merger (see "Certain Federal Income Tax Consequences"); and

     3. The current and prospective environment in which Rural Valley operates, including national, state and local economic conditions, Rural Valley's competitive environment, the increased regulatory burdens on financial institutions generally, the trend towards consolidation in the financial services industry in general and among financial institutions in Pennsylvania and the likely effect of the foregoing factors on Rural Valley's potential growth, development, productivity and profitability;

     4. The Rural Valley Board of Director's familiarity with and review of Rural Valley's business, financial condition, results of operation, and prospects, including, but not limited to, its potential growth, development, productivity and profitability;

     5. The business, financial condition, results of operation, market valuations and acquisition history of BT Financial and the opportunity for the Shareholders to participate in any future growth of BT Financial by obtaining BT Financial Common Stock in the Merger;

     6. A comparison of the products and services provided by Rural Valley and BT Financial, as well as the costs associated with and relative level of resources available to Rural Valley and BT Financial, respectively, to maintain and provide future enhancements to, and develop new products and services within its markets;

                                INDEMNIFICATION

     After the effective time of the Merger, Laurel Bank, as the successor to Rural Valley, will indemnify and hold harmless any former directors, officers, employees or agents of Rural Valley who have rights to indemnification under the articles of association and bylaws of Rural Valley from and against any and all claims, losses, liabilities or damages arising out of or in connection with any of their activities in such capacities or on behalf of, or at the request of, Rural Valley prior to the effective time of the Merger ("Claims") in accordance with and to the extent required under the articles of association and bylaws of Rural Valley and federal and state law.

     BT Financial will also indemnify and hold harmless Rural Valley and each person, if any, who controls Rural Valley within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which BT Financial or such controlling persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (a) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Proxy Statement/Prospectus or any amendment or supplement thereto, or any related preliminary prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent that any such statement or omission relates to BT Financial or (b) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading in any document distributed to any Shareholder to the extent that any such statement or omission relates to BT Financial, and will reimburse Rural Valley and each such controlling person for any legal or other expenses reasonably incurred by Rural Valley or such controlling person in connection with investigating or defending any such loss, claim, damage, liability or action. BT Financial will not, however, be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any of the Proxy Statement/Prospectus or any amendment or supplement thereto or any related preliminary prospectus that was made or omitted in reliance upon and in conformity with written information furnished by Rural Valley specifically for use therein.

                           REGULATORY CONSIDERATIONS

     Consummation of the Merger is subject to, and conditioned upon, among other things, receipt of requisite approvals from the Federal Reserve and the Pennsylvania Department of Banking and the expiration of all regulatory waiting periods applicable to the Merger. As of the date hereof, applications seeking regulatory approval of the Merger have been filed with the necessary regulatory authorities, but neither agency has yet approved the Merger.

     Section 18(c) of the Federal Deposit Insurance Act of 1950, as amended (the "FDIA"), provides that the Federal Reserve shall not approve any proposed merger transaction which would result in a monopoly, the effect of which in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade.

     In conducting its review of any application for approval, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the community to be served. In addition, under the Community Reinvestment Act of 1977, the Federal Reserve must take into account the record of performance of the existing and proposed institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of such institution. The Federal Reserve has also indicated that it will not approve a significant acquisition unless the resulting institution has adequate capitalization, taking into account, among other things, asset quality.

     The FDIA also requires the Federal Reserve to notify the Attorney General of the United States of the approval of any transaction such as the Merger and generally permits an action to be brought under the antitrust laws by the Attorney General with respect to any such transaction within 30 days after the date of approval by the Federal Reserve which period may be shortened to no less than 15 days after such approval by the Federal Reserve with the concurrence of the Attorney General. Transactions such as the Merger may generally not be consummated until the conclusion of this 30-day (or shorter) period.

     The FDIA provides for the publication of notices relating to the federal filing noted above. If an interested party were permitted to intervene with respect to the Merger, administrative and judicial proceedings could substantially delay the regulatory approvals required for consummation of the Merger.

     The approval of the Pennsylvania Department of Banking also must be obtained in connection with the Merger. Pursuant to the provisions of the Pennsylvania Banking Code, the Pennsylvania Department of Banking is required to approve or disapprove a proposed acquisition within 60 days after receipt of the application, the articles of merger and the applicable fee, or within an additional period of not more than thirty days after an amendment to the application is received within the initial sixty-day period. The Pennsylvania Department of Banking must evaluate factors similar to those considered by the Federal Reserve in determining whether to approve the Merger.

     As of the date hereof, applications seeking regulatory approval have been filed with the necessary regulatory authorities, but neither agency has yet approved the Merger. There can be no assurance that the necessary regulatory authorities will approve the Merger, and if the Merger is approved, there can be no assurance as to the dates of such approvals. There can also be no assurance that any such approval will not contain a condition or requirement that would cause such approval to fail to satisfy one of the conditions to consummation of the Merger set forth in the Merger Agreement. There can likewise be no assurance that neither the Department of Justice nor any other parties will challenge the Merger, or if such a challenge is made, as to the results thereof.


                       RIGHTS OF DISSENTING SHAREHOLDERS

     Any owner of shares of Rural Valley Common Stock has the right under 12 U.S.C. (S) 214a(b) to object to the Merger and demand to be paid in cash the fair value of such shares upon complying in full with the provisions of Section 214a(b). The following does not purport to be a complete statement of the provisions of Section 214a(b) of the National Bank Act and is qualified in its entirety by reference to that provision a copy of which is attached hereto as Annex B. That provision must be strictly complied with or a Shareholder's dissenters' rights may be lost.

      If an owner of shares of Rural Valley Common Stock wants to exercise the right to dissent, such owner must: (1) give Rural Valley written notice at or before the special meeting that owner dissents from the plan or vote in person
                                                             --
or by proxy against adoption and approval of the Merger Agreement; and (2)  make
                                                                   ---
a written request to Laurel Bank at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of the owner's stock certificate. Unless an owner follows these steps, the owner will not acquire any right to payment of the fair value of his shares and will be conclusively presumed to have consented to the Merger and will be bound by its terms.

     The value of shares held by an owner of Rural Valley Common Stock who dissents from the plan will be determined as of the date of the Special Meeting. Valuation will be determined by a committee of three persons, the first selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, the second by the directors of Laurel Bank, and the third by the two previously chosen. The value agreed upon by any two of the three selected appraisers will govern; however, if that value is not satisfactory to any dissenting owner of Rural Valley Common Stock who has requested payment, such owner may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller of the Currency. The Comptroller will then reappraise the value of the dissenting owner's shares and this reappraisal will be binding.

     If, within ninety days from the date of consummation of the Merger, for any reason one or more of the appraisers is not selected, or if the appraisers fail to determine the value of shares held by dissenting owners of Rural Valley Common Stock, the Comptroller of the Currency shall, upon written request of any interested party, issue an appraisal that is binding on all parties. The expenses of the Comptroller in making an appraisal or reappraisal of shares shall be paid by Laurel Bank.

     Any owner of Rural Valley Common Stock wishing to provide written notice of intent to demand payment of fair value should direct their notice to The Peoples National Bank of Rural Valley, 601 Main Street, Rural Valley Pennsylvania 16249,
Attention: Secretary.

                              RESALE RESTRICTIONS

     The shares of BT Financial Common Stock to be issued pursuant to the Merger Agreement will be freely transferable under the Securities Act except for shares issued to any Shareholder who may be deemed to be an affiliate of Rural Valley for purposes of Rule 145 under the Securities Act as of the date of the [Meeting Date]. Rural Valley affiliates may not sell shares of BT Financial Common Stock acquired in the Merger except pursuant to an effective registration statement under the Securities Act covering those shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Rural Valley generally include individuals or entities that control, are controlled by, or are under common control with, Rural Valley and may include certain officers and directors of Rural Valley as well as the principal Shareholders. Under the Merger Agreement, BT has agreed that Rural Valley affiliates will have rights to registration on request to enable these affiliates to resell their shares of BT Financial Common Stock under an effective registration statement.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Pepper Hamilton LLP, counsel to BT Financial, will render an opinion to BT Financial as to the principal federal income tax consequences expected to result from the Merger.

     The following is a summary of Pepper Hamilton's tax opinion which is included as an exhibit to the Registration Statement. This summary is qualified in its entirety by reference to the full text of the opinion, including the assumptions upon which the opinion is based. Neither the tax opinion nor this summary address any tax considerations under foreign, state or local laws, or the tax considerations to shareholders other than individual United States citizens who hold their shares of Rural Valley Common Stock within the meaning of Section 1221 of the Code.

     No rulings have been requested from the Internal Revenue Service as to the federal income tax consequences of the Merger. Shareholders should be aware that Pepper Hamilton's opinion is not binding on the Internal Revenue Service and the Internal Revenue Service is not precluded from taking a different position. Shareholders should also be aware that some of the tax consequences of the Merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. Pepper Hamilton's opinion is based upon the federal income tax laws as in effect on the date of such opinion and as those laws are currently interpreted. There can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein.

     The federal income tax consequences discussed below are conditioned upon, and Pepper Hamilton's tax opinion is based upon, the accuracy, as of the date hereof and, as of and after the effective time of the Merger, of certain assumptions, set forth in Pepper Hamilton's opinion. BT Financial and Rural Valley believe that all of these assumptions are accurate as of the date hereof, and will be accurate, as of and after the effective time of the Merger. If either BT Financial or Rural Valley learns before the effective time of the Merger that such assumptions are false and that its counsel therefore believes that the Merger is unlikely to be treated as a tax-free reorganization, then additional shareholder approval will be obtained before consummation of the Merger.

     On the basis of these assumptions, Pepper Hamilton LLP has advised BT Financial and Rural Valley that, in their opinion:

     1. The Merger will constitute a reorganization within the meaning of
        Section 368(a)(1)(A) of the Code, and BT Financial and Rural Valley will each be a "party to a reorganization" within the meaning of 368(b) of the Code.

     2. No gain or loss will be recognized by BT Financial or Rural Valley as a result of the Merger.

     3. No gain or loss will be recognized by any Rural Valley shareholder upon the exchange of that shareholder's shares of Rural Valley Common Stock for shares of BT Financial Common Stock pursuant to the Merger.

     4. A Rural Valley shareholder who dissents from the proposed Merger and receives solely cash in exchange for that shareholder's shares of Rural Valley Common Stock will be treated as having received that cash as a distribution in redemption of those shares subject to the provisions and limitations of Section 302 of the Code. If the distribution is eligible for treatment as a distribution in redemption of that shareholder's shares, that shareholder will have gain to the extent of the consideration received less that shareholder's adjusted basis in those shares.


                    [Rest of Page Intentionally Left Blank]

     BT Financial and Rural Valley do not currently intend to waive the receipt of Pepper Hamilton's tax opinion; however, if such tax opinion was waived and the material federal income tax consequences of the Merger were materially different from those summarized above, Rural Valley would resolicit its shareholders prior to consummating the Merger. The tax opinion of Pepper Hamilton LLP summarized above is or will be based, among other things, on representations relating to certain facts and circumstances of, and the intentions of the parties to, the Merger.

     Because certain tax consequences of the merger may vary depending upon the particular circumstances of each holder of rural valley common stock and other factors, each such holder is urged to consult such holder's own tax advisor to determine the particular tax consequences of the merger to such holder (including the application and effect of state and local income and other tax laws).

     The foregoing summary of the material federal income tax consequences of the merger may not apply to special situations, such as Rural Valley shareholders, if any, who received Rural Valley common stock as compensation, or that are insurance companies, securities dealers, financial institutions or foreign persons, and does not discuss any aspects of state, local or foreign taxation. This discussion is based upon laws, regulations, rulings and decisions now in effect and on proposed regulations, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision. No ruling has been or will be requested from the internal revenue service on any tax matter relating to the tax consequences of the merger.


                             ACCOUNTING TREATMENT

     Pooling of interests accounting is expected to be used to reflect the Merger upon consummation. Under pooling of interests accounting, upon consummation, the assets, liabilities and net income of the acquired company are added to those of the acquiring company at their recorded book values, and the stockholders' equity accounts of the acquired company and the acquiring company are combined on the acquiring company's consolidated balance sheet. The income of the surviving corporation will include the combined income of the separate companies for the entire fiscal year in which the combination occurs after addressing any conformity issues; and the reported income of the separate companies for prior periods will be combined and restated as income of the
surviving corporation after addressing conformity issues.   See "The Merger
Agreement--Conditions."


                              THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement a copy of which is attached as Annex A hereto and is incorporated by reference herein. This summary is qualified in its entirety by reference to the full text of the Merger Agreement.

The Merger

     Upon satisfaction or waiver of the conditions set forth in the Merger Agreement, at the effective time of the Merger, Rural Valley will merge with and into Laurel Bank. Laurel Bank will be the surviving corporation, the separate corporate existence of Rural Valley will cease, and Laurel Bank will succeed to all the rights, privileges, immunities and franchises, and all the property and assets, real, personal and mixed, of Rural Valley, without the necessity for any separate conveyance or other transfer. After the Merger, Laurel Bank will be responsible and liable for all liabilities and obligations of Rural Valley of every kind and description, and neither the rights of creditors, nor any liens on the property of Rural Valley, will be impaired by the Merger.

     Each share of Rural Valley Common Stock then outstanding (except Dissenters' Shares and treasury shares) will be converted into 11.82 shares of BT Financial Common Stock. On the Closing Date, by virtue of the Merger, and without any action on the part of Rural Valley shareholders, each of the then issued and outstanding shares of Rural Valley Common Stock will cease to exist and will be deemed canceled, retired and eliminated, and all rights in respect thereof (other than with respect to Dissenters' Shares) will cease except the right to receive BT Financial Common Stock, regardless of whether the certificates representing such shares are surrendered to BT Financial by Rural Valley shareholders. The shares of BT Financial

Common Stock will be adjusted immediately prior to the effective time of the Merger, if necessary, to reflect any consolidation, split-up, other subdivision or combination of BT Financial Common Stock, any dividend payable in BT Financial Common Stock, or any capital reorganization involving the reclassification of BT Financial Common Stock subsequent to the date of the Merger Agreement and prior to such time.

     At the effective time of the Merger, the articles of incorporation and bylaws of Laurel Bank as in effect immediately prior thereto will be the articles of incorporation and bylaws of the surviving corporation. The directors and principal officers, respectively, of the Resulting Company from and after the Effective Time of the Merger will be the directors and principal officers of Laurel Bank immediately prior thereto.

Exchange Procedures

     After the effective time of the Merger, each holder of a Certificate representing Rural Valley Common Stock, upon surrender of such certificate to BT Financial or its exchange agent, together with a duly executed and completed letter of transmittal (which will be mailed to the holders of Certificates promptly following the effective time of the Merger), will be entitled to receive a certificate or certificates representing the number of whole shares of BT Financial Common Stock to which such holder is entitled as described above, plus cash (payable by check) in lieu of any fractional share of BT Financial Common Stock to which such holder would otherwise be entitled. Fractional shares of BT Financial Common Stock will not be issued. In lieu of a fractional share of BT Financial Common Stock, each Rural Valley shareholder will receive a cash payment equal to the applicable fraction multiplied by the closing sale price on NASDAQ for BT Financial Common Stock on the Closing Date as reported in The Wall Street Journal, or, if BT Financial Common Stock is not traded on such date, the next succeeding day on which such stock is traded. No interest will be paid or accrued on the cash payable upon surrender of Certificates.

     Until surrendered in accordance with the requirements of the Merger Agreement, the Certificates (except for Certificates representing Dissenters' Shares and treasury shares) will from and after the effective time of the Merger represent for all purposes only the right to receive shares of BT Financial Common Stock and cash in lieu of fractional shares. Upon surrender of a Certificate, there will be issued to the record holder of the certificate for shares of BT Financial Common Stock in exchange therefor (i) on the date of such exchange, the amount of dividends theretofore accrued and payable with respect to such full shares of BT Financial Common Stock as of any date subsequent to the effective time of the Merger which have not yet been paid to a public official pursuant to abandoned property laws and (ii) on the appropriate payment date, the amount of dividends declared with a record date after the effective time of the Merger but prior to such surrender and a payment date subsequent to such surrender. No interest will be payable with respect to any such dividends.

      At the effective time of the Merger, (i) each share of Rural Valley Common Stock held in treasury will be canceled, retired and cease to exist and no consideration will be paid therefor, and (ii) each Dissenters' Share will be treated as described above (see "Rights of Dissenting Shareholders").

Representations and Warranties

     The Merger Agreement contains representations and warranties of Rural Valley, BT Financial and Laurel Bank which are customary in transactions of this type, including, but not limited to, representations and warranties concerning:
(a) their respective organization and capitalization; (b) the due authorization, execution and delivery and the enforceability of the Merger Agreement; and (c) the lack of conflicts or violations under applicable articles of incorporation, bylaws, instruments and laws, with respect to the transactions contemplated by the Merger Agreement. The Merger Agreement also contains customary representations and warranties by Rural Valley and BT Financial, including, but not limited to representations and warranties concerning: (a) the documents to be filed with the Commission and other regulatory agencies; (b) the conduct of business in the ordinary course and absence of certain changes; (c) financial statements; (d) compliance with laws; and (e) consents and approvals. Lastly, the Merger Agreement contains representations and warranties of Rural Valley such as loans, loan loss reserve, core deposits, related party transactions, fidelity bonds, and investments.

Certain Covenants

     Rural Valley has agreed that, except with the prior written consent of BT Financial, it will not: (i) issue any capital notes or shares of its capital stock, declare or distribute any stock dividend, authorize a stock split, or authorize, issue or make any other distribution of, on, or with respect to, its capital stock, except for Permitted Dividends, see "The Merger Agreement--Rural Valley Dividends"; (ii) merge with, consolidate with, sell its assets to, or acquire substantially all the assets of, any other corporation, bank or person, or enter into any other transaction not in the ordinary course of business; (iii) make any direct or indirect redemption, purchase or other acquisition of any of its capital stock;
(iv) create or award any pension or profit sharing plan, bonus, deferred compensation, death benefit or retirement plan, or any other employee benefit for, enter into any employment or consulting contract (written or otherwise) or grant any bonuses to, any officer, director or employee; (v) amend its articles of association or bylaws except as may be necessary to consummate the transactions contemplated by the Merger Agreement or as required by law; (vi) incur any liability or obligation, make any commitment or disbursement, acquire or dispose of any property or asset, make any contract or agreement, or engage in any transaction, except in the ordinary course of business; (vii) increase the rate of compensation of any director, officer, employee or agent or enter into any agreement to increase the rate of compensation of any director, officer or employee, other than normal increases in the ordinary course of business and consistent with past practice; (viii) unless permitted by BT Financial, take any action which would entitle any employee to receive severance pay prior to the Closing Date; (ix) intentionally do anything or intentionally fail to do anything which will cause a breach or a default under any contract, agreement, commitment or obligation to which it is a party or by which it may be bound; (x) except for securities transactions effected in the ordinary course of business with the prior consent of BT Financial (which consent shall not be unreasonably withheld), make any capital expenditures in excess of $15,000 in the aggregate;
(xi) modify or extend any service bureau contracts, hardware/software maintenance agreements, lease agreements or other contracts that involve annual payments by Rural Valley that exceed $15,000 per contract or $50,000 in the aggregate; (xii) change its lending, borrowing, investment, asset/liability management or other material banking policies in any material respect, except as may be required by changes in applicable law, regulation or regulatory directives and except that, in connection with the closing of the transactions contemplated hereby, Rural Valley shall cooperate in good faith with BT Financial to adopt policies, practices and procedures consistent with those utilized by BT Financial and its affiliates; (xiii) open any branch offices;
(xiv) fail to pay any tax or any other liability or charge when due, other than charges contested in good faith by appropriate proceedings; or (xv) make, change or revoke any tax election or make any agreement or settlement with any taxing authority.

     BT Financial has agreed that any full-time employee of Rural Valley whose employment with Laurel Bank is terminated, other than for cause, by BT Financial within six months after the Merger, and not offered a comparable job with BT Financial or an affiliate of BT Financial, will be paid severance pay equal to one week's compensation multiplied by each year of service with Rural Valley, not exceeding three months salary.

     BT Financial has also agreed that all employees of Rural Valley immediately prior to the Merger who are employed by Laurel Bank following the Merger ("Transferred Employees") will be entitled to participate in BT Financial's employee benefit plans, as to which they are eligible, without fulfilling any vesting requirement, although such employees will not be entitled to any credit for their length of service, compensation, job classification or position with Rural Valley. BT Financial has agreed that any pre-existing condition, limitation or exclusion in its health plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by Rural Valley on the date of the Merger and then change coverage to a BT Financial medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll in BT Financial's health plans.

     BT Financial has further agreed that Rural Valley affiliates will have rights to registration upon request of BT Financial Common Stock received in the Merger which will enable Rural Valley affiliates to resell their shares of BT Financial Common Stock under an effective registration statement.

Acquisition Proposals

     Rural Valley has agreed that neither it nor any of its directors, officers or other affiliates (as defined in Rule 12b-2 under the Exchange Act) (each, an "Affiliate") will, and that it will cause its employees, agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by Rural Valley and any individual member or employee of the foregoing) (each, an "Agent") not to, (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to any of them or their respective shareholders) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, Rural Valley (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or (iii) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal. Notwithstanding this undertaking, neither Rural Valley nor the Rural Valley Board, is prohibited from (i) fulfilling its fiduciary duties under Pennsylvania or federal law to the Shareholders, or (ii) permitting to occur the transactions contemplated by the Exchange Agreement. See "Comparative Market Prices." Rural Valley must notify BT Financial immediately if any inquiries, proposals or offers related to an Acquisition Proposal are received by, any confidential information or data is requested from, or any negotiations or discussions related to an Acquisition Proposal are sought to be initiated or continued with, it or any of the above-referenced individuals or entities.

Indemnification Obligations Of Rural Valley

     Rural Valley will indemnify and hold harmless BT Financial and Laurel Bank and each person, if any, who controls BT Financial or Laurel Bank within the meaning of the Securities Act ("BT Financial Indemnitees") against any losses, claims, damages or liabilities, joint or several, to which the BT Financial Indemnitees may become subject, which (a) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, this Proxy Statement/Prospectus or any amendment or supplement hereto, or any related preliminary prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent that any such statement or omission was provided in writing by Rural Valley to BT Financial, or (b) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading in any document distributed to any Shareholder to the extent that any such statement or omission was provided in writing by Rural Valley to BT Financial. Rural Valley is also obligated to reimburse BT Financial Indemnitees for any legal or other expenses reasonably incurred by BT Financial in connection with investigating or defending any such loss, claim, damage, liability or action. Rural Valley will not be liable in any such case to the extent that any loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any of the Registration Statement, this Proxy Statement/Prospectus or any amendment or supplement hereto, or any related preliminary prospectus, that was made or omitted in reliance upon and in conformity with written information furnished by BT Financial or Laurel Bank specifically for use herein or therein.

     If recovery is not available under the indemnification provisions of the Merger Agreement described above for any reason other than as set forth therein, BT Financial will be entitled to contribution from Rural Valley for liabilities and expenses, except to the extent that contribution is not permitted under
Section 11(f) of the Securities Act. In determining the amount of contribution to which the respective parties are entitled, there will be considered the relative benefits received by each party from the transactions contemplated by the Merger Agreement, the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances. Rural Valley, Laurel Bank and BT Financial have agreed that it would not be equitable if the amount of such contribution were determined by pro rata or per capital allocations.

Rural Valley Dividends

     Rural Valley may pay regular quarterly cash dividends not exceeding $2.00 per share for any full calendar quarter beginning with the quarter ending June 30, 1998. Rural Valley can pay the full quarterly dividend of $2.00 per share only if net income for the previous quarter was more than $150,000. The amount of permitted dividends payable in any quarter can be less than $2.00 per share if net income targets are not achieved. If net income for the previous quarter was less than $70,000, no dividend may be paid. If net income for the previous quarter was between $70,000 and $150,000, Rural Valley may pay a dividend equal to the amount by which net income for the quarter exceeded $70,000 divided by 40,000 shares outstanding. If any of the foregoing restrictions prevent Rural Valley from paying a dividend of $2.00 in respect of any quarter, it may pay a higher divided in subsequent quarters if the net income target of $150,000 is exceeded, but in no event may cumulative dividends paid after June 30, 1998 exceed $2.00 per share per quarter.

Conditions

     The obligations of BT Financial and Laurel Bank to consummate the Merger are subject to the satisfaction or waiver to the extent permitted by law, on or before the Closing Date, of each of the following conditions, among others: (i) performance of and certification by President or Secretary of Rural Valley of all covenants to be performed by Rural Valley; (ii) the representations and warranties made by Rural Valley in the Merger Agreement and in any certificate provided to BT Financial are true and correct in all material respects on the Closing Date; (iii) Rural Valley has furnished BT Financial with a certified copy of resolutions duly adopted by its Board of Directors authorizing and approving the Merger Agreement and the transactions contemplated therein; (iv) Approval by affirmative vote of the holders of two-thirds of outstanding shares of Rural Valley Common Stock; (v) BT Financial, Laurel Bank and Rural Valley receive all necessary governmental approvals and other consents; (vi) no action, proceeding, regulation or legislation is instituted or threatened before any court, governmental agency or legislative body which, in the good faith judgment of BT Financial, would make it inadvisable to consummate such transactions;
(vii) no material misstatements or omissions in the information supplied by Rural Valley contained in the Registration Statement which have not been cured;
(viii) no changes in financial condition of Rural Valley since the date of the Merger Agreement; (ix) Registration Statement has been declared effective; (x) BT Financial is in receipt of an opinion of Calarie & Owen, counsel for Rural Valley including, but not limited to, the valid existence of Rural Valley under the laws of the Commonwealth of Pennsylvania, the authorized capital stock of Rural Valley and the par value of such, the Merger Agreement constituting a valid and binding obligation on Rural Valley and the execution of the Merger Agreement does not violate Rural Valley's articles of association or bylaws, as amended; (xi) the number of Dissenters' Shares as of the Closing Date shall be less than 4,000 shares of Rural Valley Common Stock; (xii) Rural Valley paid all out-of-pocket expenses and disbursements, including legal, accounting and investment banking fees incurred by Rural Valley in connection with the Transactions, except for reasonable out-of-pocket expenses actually incurred that the parties acknowledge have not been billed on or before the Closing Date;
(xiii) BT Financial has received an opinion of Pepper Hamilton LLP, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (a) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that accordingly no gain or loss will be recognized by BT Financial, Laurel Bank or Rural Valley as a result of the Merger; and (b) no gain or loss will be recognized by Rural Valley 's shareholder as a result of the receipt of BT Financial Common Stock in the Merger; (xiv) BT Financial has received from PricewaterhouseCoopers LLP, independent accountants throughout for BT Financial, a letter to the effect that based on their procedures, they concur with management that no conditions exist as of the date of their letter which would preclude accounting for the Merger as a pooling of interests; and (xv) BT Financial has received duly executed Affiliates' Agreements from each director and executive officer of BT Financial Corporation and Rural Valley. Under the Merger Agreement, BT Financial shall perform a Phase I environmental assessment on Rural Valley's property. BT Financial may terminate the Merger Agreement if the results of this assessment reveal an environmental condition with remediation costs or potential liability in excess of $50,000.

     The obligations of Rural Valley to consummate the Merger are subject to the satisfaction or waiver to the extent permitted by law, on or before the Closing Date, of each of the following conditions, among others: (i) performance of and certification by the President and Secretary of BT Financial and Laurel Bank of all covenants to be performed by BT Financial and Laurel Bank; (ii) the representations and warranties made by BT Financial and Laurel Bank in the Merger Agreement and in any certificate provided to Rural Valley must be true and correct in all material respects on the Closing Date; (iii) BT Financial and Laurel Bank must furnish Rural Valley a certified copy of resolutions duly adopted by their Board of Directors authorizing and approving the Merger Agreement and the transactions contemplated therein; (iv) BT Financial, Laurel Bank and Rural Valley must receive all necessary governmental approvals and other consents; (v) no action, proceeding, regulation or legislation is instituted or threatened before any court, governmental agency or legislative body which, in the good faith judgment of Rural Valley, would make it inadvisable to consummate such transactions; (vi) no material misstatements or omissions in the information supplied by BT Financial and Laurel Bank in the Registration Statement which have not been cured; (vii) no changes in financial condition of BT Financial on a consolidated basis since the date of the Merger Agreement; (viii) Rural Valley must receive an opinion of Pepper Hamilton LLP, counsel for BT Financial and Laurel Bank including, but not limited to, the valid existence of BT Financial under Pennsylvania Law, the authorized capital stock and par value of BT Financial common stock, the Merger Agreement constituting a valid and binding obligation on BT Financial and Laurel Bank and the execution of the Merger Agreement does not violate BT Financial and Laurel Bank's articles of incorporation or bylaws, as amended;

Termination

     The Merger Agreement and the transactions contemplated thereby may be terminated at any time prior to the Effective Time of the Merger by the mutual consent of the Boards of Directors of Rural Valley, BT Financial and Laurel Bank. If, at any time, Rural Valley, BT Financial and Laurel Bank agree in writing on a Closing Date on which all conditions precedent to consummation of the Merger are expected to be satisfied or waived, one of them may postpone that Closing Date for a reasonable period of time (which will be no more than 30 days and in no event will end later than March 31, 1999) to enable it to perform any obligations under the Merger Agreement. If Rural Valley, BT Financial or Laurel Bank refuses to consummate the Merger because all conditions precedent to its obligations to close have not been met on the Closing Date as postponed, then such person may immediately terminate the Merger Agreement. In any event, the Merger Agreement and the transactions contemplated thereby will terminate automatically on March 31, 1999 if the Merger has not been consummated on or before such date, unless extended by mutual consent of Rural Valley, BT Financial and Laurel Bank. The parties, however, expect that the Merger will be consummated before December 31, 1998. The Merger Agreement does not limit the possible number of extensions of the termination date or the periods for which extension of the termination date may occur.

     In the event of any termination of the Merger Agreement: (i) certain confidentiality provisions and other provisions relating to expenses in the Merger Agreement will survive; (ii) if BT Financial terminates the Merger Agreement due to the failure to satisfy a condition precedent regarding (a) Rural Valley's performance of its covenants, (b) Rural Valley's representations and warranties, (c) the failure to deliver Rural Valley's certified resolutions regarding the Merger Agreement, or (d) failure to deliver the opinion of Calarie & Owen that, among other things Rural Valley is a national banking association duly organized and incorporated under the National Bank Act with 40,000 shares of common stock par value $5.00, (e) shareholder approval of the Merger Agreement, (f) material errors, misstatements or omissions by Rural Valley, (g) changes in Rural Valley's financial condition, (h) the exceeding of the requisite number of Dissenters' Shares or the amount of cash consideration, or
(i) Rural Valley's payment of certain expenses, and satisfaction of such condition was within the control of Rural Valley, (j) failure to provide affiliate agreements of each Rural Valley director and officer, then Rural Valley will reimburse BT Financial for its attorneys' fees and other expenses reasonably incurred in connection with the transactions described in the Merger Agreement (to the extent not already paid by Rural Valley to BT Financial or any of its subsidiaries) and upon payment in full thereof, shall have no further liability or obligation hereunder to BT Financial; (iii) if Rural Valley terminates the Merger Agreement due to the failure to satisfy a condition precedent regarding (a) BT Financial's performance of its covenants, (b) BT Financial's representations and warranties or (c) the failure to deliver BT Financial's certified resolutions regarding the Merger Agreement, (d) material errors, misstatements or omissions by BT Financial or Laurel Bank, (e) changes in BT Financial's financial condition, or (f) the failure to deliver the opinion of BT Financial's and Laurel Bank's counsel, and satisfaction of such condition was within the control of BT Financial, then BT Financial will reimburse Rural Valley for its attorneys' fees and other expenses reasonably incurred in the transactions described in the Merger Agreement and upon payment in full thereof, shall have no further liability or obligation hereunder to Rural Valley.

     In no event shall the amount reimbursed for attorneys' fees and other expenses reasonably incurred in combination with the transactions described above exceed $100,000.

Expenses

     Except as described under "Termination" above, all expenses incurred by Rural Valley, BT Financial or Laurel Bank in connection with or related to the authorization, preparation and execution of the Merger Agreement, the solicitation of Shareholder approval and all other matters related to the closing of the transactions contemplated by the Merger Agreement, including, without limiting the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by any such party, will be borne solely and entirely by the party that has incurred the same.

Amendment And Waiver

     Any of the terms or conditions of the Merger Agreement may be waived at any time by the party which is entitled to the benefit thereof, or any of those terms or conditions may be amended or modified in whole or in part at any time before or after the vote of the Shareholders on the Merger Agreement to the extent permitted by law by agreement in writing, executed in the same manner as the Merger Agreement after authorization to do so by the Board of Directors of each party thereto; provided, however, that such action will be taken only if, in the judgment of the Boards of Directors of each party taking the action, such waiver or such amendment or modification will not have a material adverse effect on the benefits intended under the Merger Agreement to such party and its shareholders following approval of the Merger Agreement by the Shareholders, unless the Merger Agreement, as modified, is resubmitted to the Shareholders for their adoption and approval.


                   DESCRIPTION OF BT FINANCIAL CAPITAL STOCK

     The authorized capital stock of BT Financial consists of 25,000,000 shares of common stock having a par value of $5.00 per share, and 2,000,000 shares of preferred stock having no par value. The number of shares of BT Financial Common Stock outstanding as of June 30, 1998 was 12,500,872. No shares of BT Financial's preferred stock are outstanding. Except to the extent required by governing law, rule or regulation or by NASDAQ rules (described below), the shares of capital stock of BT Financial may be issued from time to time by the Board of Directors of BT Financial without further approval of the shareholders of BT Financial. The Board of Directors of BT Financial also has the full authority permitted by law to divide the authorized and unissued shares of preferred stock, no par value, of BT Financial into series and to fix by resolution full, limited, multiple or fractional, or no voting rights, and such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights, redemption rights and other special rights of any such series that may be desired.

     Voting Rights. Holders of shares of BT Financial Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders of BT Financial. Holders of shares of BT Financial Common Stock are not entitled to cumulate votes for the election of directors.

     Classification of The Board Of Directors. The Board of Directors is divided into four classes, as nearly equal in number as possible, and the term of office of one class expires in each year.

     Preemptive Rights. Holders of shares of BT Financial Common Stock do not have any preemptive rights to subscribe for or to purchase any additional securities of BT Financial.

     Dividends. Subject to any rights and preferences of any class of stock having preference over the BT Financial Common Stock, holders of shares of BT Financial Common Stock are entitled to such dividends as may be declared by the Board of Directors of BT Financial out of funds lawfully available therefor. Cash available for dividend distribution to the holders of BT Financial Common Stock must initially come from dividends paid to BT Financial by its subsidiaries. Accordingly, restrictions on payment of cash dividends by BT Financial are affected by any restrictions on the payment of dividends by BT Financial's subsidiaries. See "BT Financial Corporation - Payment of Dividends and Other Restrictions."

     Liquidation. Upon any liquidation, dissolution or winding up of the affairs of BT Financial, whether voluntary or involuntary, holders of shares of BT Financial Common Stock will be entitled to receive pro rata the remaining assets of BT Financial after all debts and liabilities have been paid and after the holders of any class of stock having preference over the BT Financial Common Stock have been paid in full any sums to which they may be entitled.

     NASDAQ Listing. BT Financial Common Stock is included for quotation on NASDAQ. In order to maintain such inclusion, approval of BT Financial's shareholders would be required for the issuance of additional shares of BT Financial Common Stock or securities convertible into BT Financial Common Stock if the issuance of such securities (1) is in connection with the acquisition of a company, is not in connection with a public offering for cash, and the securities issued have or will have voting power equal to or in excess of 20% of the voting power outstanding before such issuance; (2) is in connection with the acquisition of a company in which a director, officer or substantial shareholder of BT Financial has a 5% or greater interest (or such persons collectively have a 10% or greater interest) and the issuance of the securities could result in an increase in outstanding common stock or voting power of 5% or more; (3) is in connection with a transaction other than a public offering at a price less than the greater of book or market value, and will equal 20% or more of the common stock or 20% or more of the voting power outstanding before issuance; or (4) would result in a change in control of BT Financial. Under NASDAQ rules, shareholder approval would also be required for the establishment of a stock option or purchase plan in which stock may be acquired by officers and directors other than a broadly-based plan in which other security holders of BT Financial or employees of BT Financial participate. The NASDAQ rules do not require approval of the Merger by BT Financial shareholders.

     Also under NASDAQ Rules, BT Financial may not issue any class of security or take other corporate action with the effect of nullifying, restricting or disparately reducing the per share voting rights of its outstanding registered common stock. Prohibited actions include, but are not limited to, the adoption of time-phased voting plans, the adoption of capped voting rights, and the issuance of super-voting stock. The following actions are presumed to have a nullifying, restricting or disparately reducing effect: (1) corporate action to impose any restriction on the voting power of shares of common stock by a beneficial or record holder based on the number of shares held by such holder;
(2) corporate action to impose any restriction on the voting power of shares of common stock held by a beneficial or record holder based on the length of time such shares have been held by such holder or based on the number of shares held by such holder; (3) any issuance of securities through an exchange offer for shares of an outstanding class of common stock in which the shares issued have voting rights greater than or less than the per share voting rights of any outstanding class of common stock; (4) any issuance of securities pursuant to a stock dividend, or any other type of distribution of stock in which the securities issued have voting rights greater than the per share voting rights of any outstanding class of common stock. The following actions are presumed not to have a nullifying, restricting or disparately reducing effect: (1) the issuance of securities pursuant to an initial registered public offering; (2) the issuance of any class of securities, through a registered public offering, with voting rights not greater than the per share voting rights of any outstanding class of common stock; (3) the issuance of any class of securities to effect a bona fide merger or acquisition, with voting rights not greater than the per share voting rights of any outstanding class of common stock; or (4) corporate action pursuant to state law requiring a domestic corporation to condition the voting rights of a beneficial or record holder of a specified threshold percentage of voting stock on the approval of the corporation's independent shareholders.

BT Financial Shareholder Rights Plan

     On March 27, 1991, the Board of Directors of BT Financial declared a dividend distribution of one right for each outstanding share of BT Financial Common Stock (each a "Right," and collectively, the "Rights"). The Rights were distributed on April 15, 1991 to shareholders of record on that date. Each Right entitles its registered holder to purchase from BT Financial a unit equal to nine one-thousandths (.009) of a share of BT Financial Series A Preferred Stock at a price of $45.35 per unit (the "Exercise Price"). The Rights are not exercisable until the Distribution Date (as defined below). The Rights will expire at the close of business on April 15, 2001, unless earlier redeemed or exchanged by BT Financial as described below. Rights will be issued with the shares of BT Financial Common Stock to be issued in the Merger, unless a Distribution Date occurs first. All currently outstanding shares of BT Financial Common Stock have Rights associated therewith.

     The Rights will be evidenced by certificates for BT Financial Common Stock until the close of business on the tenth day (the "Distribution Date") following the earlier to occur of (i) the date on which a person or group of affiliated or associated persons ("Acquiring Person"), other than (A) BT Financial, (B) any subsidiary of BT Financial, (C) any employee benefit plan or employee stock plan of BT Financial or of any subsidiary of BT Financial, (D) any trust or trustee, or person acting as trustee or other entity organized, appointed, established or holding BT Financial's voting stock pursuant to the terms of any such plan or
(E) any person or group of affiliated or associated persons which is eligible, pursuant to Rule 13d-1(b) under the Exchange Act, to file a Statement on
Schedule 13G with respect to its or their beneficial ownership of voting stock of BT Financial, whether or not such person or group has filed a Statement on
Schedule 13G, unless such person or any of its affiliates or associates has filed a Statement on Schedule 13D with respect to beneficial ownership by any one or more of them of 10% or more of the voting power of BT Financial ("Exempt Person"), has acquired, or obtained the right to acquire, beneficial ownership of shares of voting stock having 10% or more of the voting power of BT Financial and the public announcement of such or (ii) the commencement of, or public announcement of an intention to make, a tender or exchange offer (other than a tender or exchange offer by an Exempt Person) which, if consummated, would result in the beneficial ownership of shares of voting stock having 10% or more of the voting power of BT Financial, even if no shares are actually purchased pursuant to such offer. Until the Distribution Date, the Rights may only be transferred together with shares of BT Financial Common Stock and the surrender for transfer of any certificate for shares of BT Financial Common Stock having associated Rights will constitute the transfer of such Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of shares of BT Financial Common Stock having associated Rights as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

     The BT Financial Series A Preferred Stock will be nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of BT Financial's preferred stock. BT Financial Series A Preferred Stock may not be issued except upon exercise of Rights. Each share of BT Financial Series A Preferred Stock will be entitled to receive when, as and if declared, a quarterly cash dividend in an amount equal to the greater of $.25 or 110.25 times any cash dividends, and
110.25 times the amount (payable in kind) of all non-cash distributions (other than dividends payable in equity securities), paid on shares of BT Financial Common Stock during the preceding quarter. Whenever dividends are in arrears, BT Financial will be unable (i) to purchase or redeem any shares of stock ranking junior to the Series A Preferred Stock or (ii) to purchase any shares of Series A Preferred Stock or any shares ranking on a parity with them, except in accordance with an offer made to all holders of such shares upon such terms as the Board of Directors shall determine in good faith will result in fair and equitable treatment among the respective series and classes. BT Financial may at any time redeem such parity stock for shares of stock ranking junior to the Series A Preferred Stock. In the event of liquidation, the holders of shares of BT Financial Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $5,000 plus accrued and unpaid dividends or 110.25 times the payment to be made per share of BT Financial Common Stock. Each share of BT Financial Series A Preferred Stock will have
110.25 votes, voting together with the shares of BT Financial Common Stock. In the event of any merger, consolidation or other transaction in which the shares of BT Financial Common Stock are exchanged, each share of BT Financial Series A Preferred Stock will be entitled to receive 110.25 times the amount received per share of BT Financial Common Stock. The rights of the BT Financial Series A Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

     The number of shares of BT Financial Series A Preferred Stock issuable upon exercise of the Rights and the Exercise Price are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the BT Financial Common Stock. The Exercise Price is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of shares of BT Financial Common Stock.

     Unless the Rights are earlier redeemed or exchanged, if (a) at any time after there is an Acquiring Person, BT Financial were to be involved in a merger or other business combination (in which any shares of BT Financial Common Stock are changed into or exchanged for other securities or assets) or (b) more than 50% of the assets or earning power of BT Financial and its subsidiaries (taken as a whole) were to be sold or transferred to an Acquiring Person in one or a series of related transactions, the Rights Agreement provides that proper provision must be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a Fair Market Value (as such term is defined in the Rights Agreement) at the time of such transaction equal to two times the Exercise Price.

     In addition, unless the Rights are earlier redeemed or exchanged, if BT Financial were to be the surviving corporation in a merger or other business combination with an Acquiring Person and the BT Financial Common Stock remained outstanding (none of which shares were changed into or exchanged for other securities or assets) or if an Acquiring Person engages in any of a number of "self-dealing" transactions with BT Financial specified in the Rights Agreement or if any person (other than an Exempt Person) or group of affiliated or associated persons becomes the beneficial owner of shares of voting stock having more than 10% of BT Financial's voting power (other than by purchase pursuant to an all cash tender offer for all the voting stock which purchase increases such person's beneficial ownership to 85% or more of the outstanding voting power of BT Financial's voting stock) or if during such time as there is any Acquiring Person, there is a reclassification of securities (including any reverse stock split) or any recapitalization or reorganization of BT Financial or any merger or consolidation of BT Financial with any of its Subsidiaries or any other transaction or series of transactions involving BT Financial or any of its subsidiaries any of which has the effect, directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity of BT Financial or any of its subsidiaries or securities exercisable for or convertible into equity securities of BT Financial or its subsidiaries beneficially owned directly or indirectly by any Acquiring Person or any affiliate and/or associate of any Acquiring Person, the Rights Agreement provides that proper provision must be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of BT Financial Series A Preferred Stock having a Fair Market Value at the time of such transaction equal to two times the Exercise Price.

     Fractional shares of BT Financial Series A Preferred Stock may, at the election of BT Financial, be evidenced by depositary receipts. BT Financial may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

     At any time at or prior to the close of business on the fifteenth day after a public announcement that a person has become an Acquiring Person, BT Financial may redeem the Rights in whole, but not in part, at a price of $.009 per Right (the "Redemption Price"), should the BT Financial Board of Directors determine in its sole discretion that redemption is in the best interests of BT Financial and its shareholders, whether or not (i) any of the Rights have theretofore been exercised, or (ii) exercise thereof at the time would be deemed economic, or
(iii) any of the transactions referred to in Section 11 or 13 of the Rights Agreement has then been proposed. Immediately upon the action of the Board of Directors of BT Financial authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Board of Directors of BT Financial may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (except for Rights beneficially owned by an Acquiring Person or by an associate or affiliate of one and which have become void) for BT Financial Common Stock at an exchange ratio (the "Rights Exchange Ratio") of one share of BT Financial Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after March 27, 1991. Notwithstanding the foregoing, the Board of Directors is not empowered to effect such exchange at any time after any person (other than an Exempt Person), together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the then outstanding voting power. Immediately upon the action of the Board of Directors of BT Financial ordering the exchange of any rights, the right to exercise such rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of BT Financial Common Stock equal to the number of such Rights held by such holder multiplied by the Rights Exchange Ratio. In any such exchange, BT Financial may substitute Series A Preferred Stock (or shares having the same rights, privileges and preferences) for BT Financial Common Stock exchangeable for rights at the rate set forth in the Rights Agreement.

     Until a Right is exercised, the holders, as such, will have no rights as a shareholder of BT Financial, including, without limitation, the right to vote or to receive dividends.

     BT Financial may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights Certificates prior to the Distribution Date to amend or supplement any provision which BT Financial may deem necessary or desirable or, subsequent to the Distribution Date, to amend or supplement any provision which BT Financial may deem necessary or desirable and which will not adversely affect the interests of holders of Rights (other than an Acquiring Person or any affiliate or associate thereof).

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement that is attached to BT Financial's Registration Statement on Form 8-A dated April 26, 1991, which is incorporated herein by reference. A copy of that Registration Statement can be obtained in the manner set forth under "Incorporation of Certain Documents by Reference."

Provisions Affecting Business Combinations And Control Share Acquisitions

     The Pennsylvania Business Corporation Law of 1988, as amended, (BCL), certain federal laws, and a number of provisions of BT Financial's articles and bylaws address matters of corporate governance and certain of the rights of shareholders so as to significantly restrict the ability of any person to acquire the beneficial ownership of more than a certain minimum of any class of equity security of BT Financial outstanding. The following discussion is a general summary of provisions relating to stock ownership and transfers, the Board of Directors and business combinations, that may be deemed to have such "anti-takeover" effects. These and other provisions affect shareholder rights and should be given careful attention. The following description of certain of these provisions is necessarily general and reference should be made in each case to the appropriate provision of the federal law or the articles and bylaws of BT Financial.

Pennsylvania Law

     The BCL contains a number of "anti-takeover" sections that apply to registered corporations relating to: control share acquisitions; the disgorgement of profits by certain controlling persons; the approval of transactions with interested shareholders; the ability of shareholders to put their stock following a control transaction; business combinations; severance compensation; and preservation of labor contracts. A corporation that was a registered corporation on April 27, 1990 could opt-out of the "control share acquisition" or "disgorgement of profits" provisions by an explicit amendment of its bylaws adopted by its board of directors on or before July 26, 1990. A corporation that became a registered corporation after April 27, 1990 could opt out by an explicit provision in its original articles of incorporation or by an explicit amendment to its articles of incorporation adopted on or before 90 days after the corporation first becomes a registered corporation. BT Financial has opted out of the "control share acquisitions" and "disgorgement of profits" sections of the BCL and along with them the provisions regarding severance compensation and the preservation of labor contracts.

     The approval of transactions with an interested shareholder section of the BCL provides that certain transactions with an "interested shareholder,"relating to mergers, consolidations, share exchanges and sales of assets must be approved by the holders of a majority of disinterested shares in addition to any other approvals that may be required. This requirement does not apply if the transaction is approved by a disinterested majority of the board of directors, if the consideration paid to the other shareholders in the transaction is not less than the highest amount paid by the interested shareholder in acquiring shares or if, immediately prior to the adoption of a plan of merger or consolidation and thereafter until the effective date, another corporation that is a party to the merger or consolidation owns directly or indirectly 80% or more of each class of the constituent corporation, the business combination section has been satisfied (if applicable), and the board of directors of the constituent corporation has approved the plan. An "interested shareholder" includes any shareholder who is a party to the transaction or who is treated differently from the other shareholders and affiliates of the interested shareholder.

     Under the provision of the BCL that permits shareholders to put their shares, shareholders of a registered corporation that becomes subject to a "control transaction" can demand from the controlling person or group payment in cash for his or her shares of an amount equal to the fair value of his or her shares. The minimum value the shareholder can receive is the highest price paid per share by the controlling person or group within the 90-day period ending on the date of the control transaction. A "control transaction" for such purposes is the acquisition of 20% of a corporation's voting shares by a person or group, with several exceptions.

     The business combination section of the BCL prohibits any business combination with an interested shareholder other than: a business combination approved by the board prior to the date on which the interested shareholder first became an interested shareholder or where the purchase of the shares that first made the interested shareholder such had been approved by the board prior to the date of such purchase; a business combination approved by the affirmative vote of a majority of the disinterested shareholders if the interested shareholder has beneficially owned 80% or more of the voting stock for three months and owns such amount at the time of the vote, and if shareholders receive specified minimum values for their shares; a business combination approved by a unanimous vote of common shareholders; a business combination approved by a majority of disinterested shareholders no earlier than five years after the interested shareholder became such; or a business combination approved at a shareholders' meeting held no earlier than five years after the interested shareholder became such if shareholders receive specified minimum values for their shares. Business combinations include: mergers, consolidations, share exchanges and divisions; sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets having specified values; share transfers having specified values; liquidation; dissolution; transactions that increase the interested shareholder's voting power; and the provision of any benefit not in proportion to shareholdings. An interested shareholder is generally any beneficial owner of 20% of the voting shares of a corporation or an affiliate or associate of a corporation that at any time within the five year period prior to the date in question beneficially owned 20% of the voting shares of the corporation.

Federal Law

     The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company such as BT Financial unless the Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition and, within that time period, the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending, for up to another 30 days, the period during which such a disapproval may be issued. This period may be further extended under certain circumstances. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove action.

     Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control.

     In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding shares of BT Financial Common Stock, or such lesser number of shares as constitute control over BT Financial.


Tender Offers for and Other Proposals to Acquire BT Financial

     When considering any tender offer for BT Financial Common Stock the Board of Directors of BT Financial must consider all factors it deems relevant, and may, but is not obligated to, consider the following factors: (a) the amount and nature of the consideration (if any) to be received by shareholders in relation to the then current market price, the Board's estimate of the then current value of BT Financial in a freely negotiated transaction and the Board's estimate of the future value of BT Financial as an independent entity; and (b) the social and economic effects of the transaction on the employees, depositors, customers, creditors and other constituents of BT Financial and on the communities served by BT Financial.

"Supermajority" Provisions Concerning Charter Amendments

     Under the BCL, amendments to the articles of incorporation of a registered corporation such as BT Financial may only be proposed by its board of directors. Except for certain amendments which do not require shareholder approval and unless a greater vote is required by its articles of incorporation, amendments of the articles of incorporation of a Pennsylvania corporation must be approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote as a class, the affirmative vote of a majority of the votes cast in each such class vote.

     The BT Financial articles require the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of BT Financial entitled to vote for the election of directors of BT Financial, given in person or by proxy at a meeting duly called for the purpose of voting thereon, to amend or repeal any provision of the sections of the BT Financial Articles relating to: transactions with Interested Persons; factors to be considered by the Board of Directors of BT Financial in reviewing tender offers and other transactions; classification of the Board of Directors of BT Financial; the directors' ability to make, amend or repeal bylaws; indemnification; or the amendment or repeal of the BT Financial Articles. All other BT Financial Articles may be amended as provided in the BCL.

"Supermajority" Provisions Concerning Bylaw Amendments

     The shareholders of a Pennsylvania corporation who are entitled to vote have the power to adopt, amend and repeal the bylaws of the corporation. The authority to adopt, amend and repeal bylaws of a corporation may be expressly vested by the bylaws in the board of directors, subject to the power of the shareholders to override any such action and except that a board of directors may not have the authority to adopt or change a bylaw on any subject that is committed expressly to the shareholders under the BCL, unless the articles of incorporation of that corporation expressly give the board that authority.

     The BT Financial articles provide that the Board of Directors of BT Financial has the power to make, amend and repeal the bylaws as it deems necessary or convenient for the regulation and management of BT Financial to the extent not inconsistent with law or the BT Financial Articles. Such power is subject to the power of the shareholders of BT Financial to amend or repeal bylaws of BT Financial by the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of BT Financial entitled to vote for the election of directors of BT Financial, given in person or by proxy at a meeting duly called for the purpose of voting thereon.

Shareholder Nominations for Directors

     BT Financial's bylaws provide that, with certain exceptions, nominations of candidates for election as Directors of BT Financial, other than those made by management of BT Financial, must be in writing and filed with the Secretary of BT Financial not less than 40 days prior to any shareholders' meeting called for the election of Directors or ten days after the giving of notice of such meeting in accordance with Article 33 of the bylaws of BT Financial, whichever is later. This provision could be viewed as "anti-takeover" in nature, since it may make it more difficult for shareholders to nominate candidates and may give an advantage to incumbent management's nominees.


                       COMPARISON OF SHAREHOLDERS RIGHTS

     The rights of the shareholders of Rural Valley are governed by the National Bank Act and the articles of incorporation and bylaws of Rural Valley. As a result of the Merger, shareholders of Rural Valley who receive BT Financial Common Stock in the merger will become shareholders of BT Financial, and as such, their rights as shareholders will be governed by the BCL and the articles and bylaws of BT Financial. Certain differences in the rights of shareholders of BT Financial and Rural Valley arise from the distinctions between the BCL and National Bank Act and the articles and bylaws of each. Although it is impracticable to note all of the differences, the following is a summary of certain significant differences.

     The Articles of Incorporation of Rural Valley authorize the issuance of 40,000 shares of common stock, $5.00 par value per share. Upon the consummation of the Merger, the shares of Rural Valley Common Stock will be canceled, and the holders of Rural Valley Common Stock will receive shares of BT Financial Common Stock. See "The Merger Agreement--The Merger." The BT Financial articles authorize the issuance of 25,000,000 shares of BT Financial Common Stock, par value $5.00 per share, and 2,000,000 shares of preferred stock, having no par value. On June 30, 1998, 12,500,872 shares of BT Financial Common Stock and no shares of Preferred Stock were outstanding.


Dividends

     Holders of Rural Valley Common Stock are entitled to dividends as and when declared by the Board of Directors of Rural Valley out of funds legally available therefor. Subject to such preferences, limitations and relative rights as may be fixed for any series of preferred stock that may be issued, holders of BT Financial Common Stock are entitled to receive such dividends, when, as and if declared by the Board of Directors out of funds legally available therefor. Cash available for dividend distribution to the holders of BT Financial's Common Stock and preferred stocks, must initially come from dividends paid to BT Financial by its banking subsidiary, Laurel Bank. Accordingly, BT Financial's ability to pay cash dividends can be affected by restrictions on the payment of dividends by BT Financial's subsidiaries. See "BT Financial Corporation - Payment of Dividends and Other Restrictions."

Voting; Election of Directors

     Unlike holders of BT Financial Common Stock, holders of Rural Valley Common Stock are entitled to cumulative voting rights in the election of directors. In all other voting matters, like holders of BT Financial Common Stock, holders of Rural Valley Common Stock are entitled to one vote for each share held. The Bylaws of BT Financial provide for the classification of directors into four classes, as nearly equal in number as possible, with the term of office of one class expiring in each year. Rural Valley's board is not classified and its directors serve one year terms. Unlike the BT Financial bylaws, the Rural Valley bylaws do not contain a provision limiting shareholder nominations for elections of directors, although Rural Valley's articles do require that directors be shareholders. Also unlike the BT Financial articles and bylaws, the Rural Valley articles and bylaws have no provisions requiring supermajority votes on any matters. However, Rural Valley's bylaws provide that bylaws may be amended by the vote of a majority of directors.

Liquidation

     As with BT Financial Common Stock, in the event of any liquidation, dissolution or winding up of Rural Valley, holders of Rural Valley Common Stock will be entitled to share ratably in all assets available for distribution after the payment of debts, liabilities and preferences.

Preemptive Rights

     Unlike BT Financial Common Stock, Rural Valley Common Stock has preemptive rights to acquire additional unissued shares of Rural Valley Common Stock in an amount equal to the existing shares held by the Rural Valley shareholder.

Anti-takeover Provisions of the BCL

     Unlike BT Financial, none of the anti-takeover sections of the BCL apply to Rural Valley.

     Section 1610 of the Banking Code, which applies to Rural Valley, provides that any holder of voting shares of a bank that becomes subject to a "control transaction" may make written demand on, and is entitled to receive cash from, the control person or group equal to the fair value of each voting share as of the day prior to the date on which the control transaction occurs. A "control transaction" refers to the acquisition by a person or group of the status of a controlling person or group. This status is obtained when a person, or a group of persons acting in concert, has voting power (which can include an option or contract) over voting shares of the bank that would entitle the holders thereof to cast at least 30% of the votes that all shareholders would be entitled to cast in an election of directors.

     Section 112 of the Banking Code is similar, but not identical, to the Change in Bank Control Act of 1978, as amended, which is described in "Description of BT Financial Capital Stock--Provisions Affecting Business Combinations and Control Share Acquisitions." Section 112 requires the approval of the Pennsylvania Department of Banking before any person can acquire or make a proposal to acquire more than (a) 10% of any class of outstanding shares of a bank or (b) 5% of any such class, if the bank had net operating loss carry forwards in excess of 20% of its total stockholders' equity, as reported in its latest publicly available annual financial statements.

     Additionally, neither the articles nor the bylaws of Rural Valley include provisions limiting transactions with interested persons, prescribing the factors to be considered by the Rural Valley Board with respect to tender offers or other proposals, requiring a supermajority to amend Rural Valley's articles or bylaws or limiting shareholder nominations of directors. See "Description of BT Financial Capital Stock -Provisions Affecting Business Combinations and Control Share Acquisitions." While Rural Valley's articles and bylaws do not prescribe factors to be considered by the Rural Valley Board with respect to tender offers and other proposals, the statutory provisions applicable to banks permit Rural Valley's directors to consider the effects of an action on constituencies other than shareholders.

Approval of Fundamental Changes

     Under the National Bank Act, all mergers and consolidations of national banking associations must be approved by the Office of the Comptroller of the Currency, a majority of the board of directors, and by the shareholders owning at least two thirds of the capital stock outstanding. Under the BCL a proposed plan of merger or consolidation must be approved by the board of directors and by a majority of the votes cast by shareholders entitled to vote thereon. In some cases, the approval of the board is sufficient.

     Under the National Bank Act, the voluntary dissolution of a national association requires the affirmative vote of two thirds of the votes which all shareholders are entitled to cast on the plan. Under the BCL, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon is required to approve a proposal for voluntary dissolution. In addition, the proposal of dissolution must be recommended by resolution of the board.

     In the case of both mergers and consolidations and voluntary dissolution under the BCL, the requirement of board approval or recommendation can be satisfied by the written agreement or consent of all shareholders entitled to vote thereon. The National Bank Act contains no such provision.

Dissenters' Rights

     As a national bank, the dissenters' rights of Rural Valley shareholders are governed by the rights, remedies and limitations on such rights and remedies provided in 12 U.S.C. (S) 214a(b). Any owner of shares of Rural Valley Common Stock has the right under Section 214a(b) to object to a merger and demand to be paid in cash upon complying with the provisions of Section 214a(b). The dissenters' rights of BT Financial shareholders are governed by the rights and remedies and limitations on such rights and remedies provided in the BCL. The BCL provides for dissenters' rights in a variety of transactions including mergers or consolidations to which a corporation is a party (other than mergers not requiring a shareholder vote). However, except in the case of a merger or consolidation in which their shares would be converted into something other than shares of the surviving or new corporation (or cash in lieu of fractional shares), shareholders are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or held of record by 2,000 or more shareholders. While BT Financial Common Stock is not listed on the New York or American Stock Exchanges, BT Financial currently has in excess of 2,000 shareholders of record. Rural Valley Common Stock, therefore, would have dissenters' rights in circumstances in which BT Financial's Shareholders would not.

Rights

     Each share of BT Financial Common Stock has attached to it one Right issued pursuant to the Rights Agreement. See "Description of BT Financial Capital Stock - BT Financial Shareholder Rights Plan." No such rights are attached to the shares of Rural Valley Common Stock.

Right to Call a Special Meeting

     The BCL provides that a special meeting of the shareholders of a registered corporation may be called at any time (i) by the board of directors, (ii) by such officers or other persons as may be designated in the bylaws of that corporation, or (iii) by any shareholder of a registered corporation that is an "interested shareholder" who is calling a special meeting for the purpose of approving a "business combination" (both as defined in Section 2553 of the BCL). The bylaws of BT Financial provide that special meetings of the shareholders of BT Financial may be called by the Chairman of the BT Financial Board of Directors, the President of BT Financial, the BT Financial Board of Directors or shareholders entitled to cast at least one-fifth of the votes which all shareholders are entitled to cast at an annual or special meeting of shareholders. The articles of Rural Valley provide that special meetings of the shareholders may be called by the Board of Directors or any three shareholders by publishing notice for thirty days in a newspaper published in Rural Valley or by mailing notice to each shareholder in writing 30 days before the meeting.

Duties and Liabilities of Directors

     The BCL permits a corporation to include in its bylaws a provision adopted by its shareholders which eliminates the personal liability of directors for monetary damages for any action taken (or any failure to take any action) unless
(i) the directors have breached or failed to perform the duties of their offices under the BCL and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. However, a corporation may not eliminate personal liability where the responsibility or liability of a director is pursuant to any criminal statute or is for the payment of taxes pursuant to local, state or federal law. BT

Financial's bylaws provide that a director will not be personally liable for monetary damages for any action taken, or failure to take any action, except that there is no elimination of, or limitation on, the liability of a director to the extent that such elimination or limitation of liability is expressly prohibited by law. Rural Valley's bylaws do not provide any elimination of personal liability for directors. Rural Valley's bylaws do not contain a similar provision.

     The BCL permits a corporation, unless otherwise restricted in its bylaws, to indemnify any person involved in any third party or derivative action, by reason of the fact that person is or was a representative of the corporation or is or was serving at the request of that corporation as a representative of another corporation or enterprise, against expenses (in both third party and derivative actions), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In general, under the BCL, no indemnification is allowable in derivative actions to the extent a person has been adjudged liable to the corporation, unless, and only to the extent that, the applicable court finds him entitled to indemnification against expenses despite such adjudication. To the extent that a representative of a corporation has been successful on the merits or otherwise in defense of any third party or derivative action, indemnification against expenses is mandatory. The BCL permits a corporation to provide additional indemnification rights to persons seeking indemnification whether or not that corporation would have the power to indemnify such persons under any other provision of the BCL, including with respect to derivative actions, so long as the act or failure to act giving rise to the indemnification right did not constitute willful misconduct or recklessness. The BT Financial articles and bylaws do not restrict the indemnification permitted by law.

     In cases involving an administrative proceeding or civil action not initiated by a Federal banking agency, a national bank may indemnify an institution-affiliated party for damages and expenses, including the advancement of expenses and legal fees, in accordance with the law of the state in which the main office of the bank is located, the law of the state in which the bank's holding company is incorporated, or the relevant provisions of the Model Business Corporation Act or Delaware General Corporation Law, provided such payments are consistent with safe and sound banking practices. A national bank shall designate in its bylaws the body of law selected for making indemnification payments under this paragraph. Rural Valley does not provide for the indemnification of directors or officers in its articles or bylaws.

     Under the BCL, unless otherwise provided in the articles of a corporation, if a bylaw of that corporation adopted by the shareholders provides for a classified board of directors, directors generally may be removed from office only for cause by the vote of shareholders entitled to vote on the matter. The BT Financial Articles and bylaws each provide for a classified board. The BT Financial Articles contain a provision permitting removal of directors without cause by the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of BT Financial entitled to vote for the election of directors, given in person or by proxy, at a meeting duly called for the purpose of voting thereon. Neither the Rural Valley articles nor bylaws contain such a provision.

     The National Bank Act does not address the removal of directors. However, the regulations promulgated thereunder provide that a national bank may adopt the corporate law of the state where the bank is located with respect to corporate governance issues not addressed by the National Bank Act. Rural Valley has not elected to be governed by the BCL. Neither Rural Valley's articles of association nor bylaws provide for removal of directors.

     Under the BCL, any director or shareholder may apply to a court for the removal of a director.


                                BT FINANCIAL CORPORATION

Business

     BT Financial is a bank holding company located in Johnstown, Pennsylvania, which was incorporated under the laws of the Commonwealth of Pennsylvania on December 16, 1982.

     BT Financial has one banking subsidiary: Laurel Bank. Laurel Bank's principal place of business is in Johnstown, Pennsylvania. At June 30, 1998, BT Financial had total assets of $1.70 billion. BT Financial has three non-bank subsidiaries, Bedford Associates, Inc., which holds and leases property used by Laurel Bank in its banking operations, Laurel Trust Company, a trust company which provides trust and investment services, and Laurel Community Development Corporation, a corporation which conducts community development activities.

     Laurel Bank conducts business through a network of 72 offices located throughout southwestern Pennsylvania. Laurel Bank operates under the management of its own officers and directors, although auditing, marketing, human resources, investment, accounting, data processing and credit review are coordinated through BT Financial. In addition, Laurel Bank operates 52 automated teller machines ("ATM's") which are part of the "Cirrus" and "MAC" systems. "Cirrus" and "MAC" provide links to national and regional ATM networks.

     Laurel Bank provides a full range of financial services to individuals, businesses and governmental bodies, including accepting demand, savings and time deposits, making secured and unsecured loans, and electronic data processing of payrolls. Lending services include credit cards and consumer, real estate, commercial and industrial loans. BT Financial, through its subsidiary, Laurel Trust Company, offers a wide range of corporate pension and personal trust and trust related services. Each of the Bank's deposits are insured by the FDIC, the majority by the Bank Insurance Fund ("BIF"), with certain deposits insured by the Savings Association Insurance Fund ("SAIF"). While Laurel Bank has trust powers, substantially all trust business of BT Financial's affiliates is conducted by Laurel Trust Company. Laurel Bank is a Pennsylvania bank and member of the Federal Reserve System with 72 offices in Allegheny, Armstrong, Bedford, Blair, Butler, Cambria, Fayette, Indiana, Somerset and Westmoreland Counties. At June 30, 1998, Laurel Bank assets totaled $1.68 billion.

     Laurel Trust Company, located in Johnstown, is a Pennsylvania chartered trust company formed on April 30, 1990. The trust businesses of BT Financial's banking subsidiaries were transferred to Laurel Trust Company.

     Bedford Associates, Inc., located in Johnstown, Pennsylvania, is a wholly-owned non-banking subsidiary of BT Financial. Its assets consist principally of properties leased to Laurel Bank for use as community banking offices.

     Laurel Community Development Corporation, formerly known as Moxham Community Development Corporation, was organized in 1992 to conduct community development activities. It is a for-profit Pennsylvania corporation conducting activities consisting of equity investments as a limited partner in various housing developments.

     BT Financial and Laurel Bank are subject to competition in all aspects of their businesses from banks as well as other financial institutions, including savings and loan associations, savings banks, finance companies, credit unions, money market mutual funds, brokerage firms, investment companies, credit companies and insurance companies. They also compete with nonfinancial institutions, including retail stores that maintain their own credit programs, and with governmental agencies that make loans available to certain borrowers. Some of BT Financial's competitors are larger and have greater financial resources and facilities than BT Financial.

     As of June 30, 1998, BT Financial and its subsidiaries had a total of 769 full time equivalent banking and administrative employees. BT Financial's executive offices are located at BT Financial Plaza, 551 Main Street, Johnstown, Pennsylvania 15901. Its telephone number is (814) 532-3801.

Properties

     In February of 1990, BT Financial acquired BT Financial Plaza, an office building located adjacent to Laurel Bank's headquarters building. The building is occupied by BT Financial's executive offices, Laurel Trust Company, certain other offices of BT Financial, and other business concerns. The executive offices of Laurel Bank are located at 532-534 Main Street, Johnstown, Pennsylvania, in a ten-story building owned by Laurel Bank free of liens and encumbrances. The building contains approximately 62,000 usable square feet of space and is totally occupied by Laurel Bank and BT Financial. The building was erected in 1908 and most recently renovated in 1977. In 1987, Laurel Bank purchased a seven-story building located on Clinton

Street in Johnstown and is using the building as a storage facility. Some minor renovations were made in 1987. All of the buildings are in good condition.

     The Bank operates 72 banking offices, 54 of which are owned by Laurel Bank free of liens and encumbrances. All properties and buildings are in good condition and are continually maintained against normal wear and tear. The remaining 18 offices are operated under leases which, including renewal options, expire at various times between 1998 and 2025. Bedford Associates, Inc. owns 4 of the 18 leased properties, which are leased to Laurel Bank as community banking offices. All properties of Bedford Associates, Inc. have been purchased subsequent to 1982 and the buildings are either newly constructed or have recently undergone major renovation.

Certain Regulatory Considerations

     As a bank holding company, BT Financial is subject to regulation and supervision by the Federal Reserve. Laurel Bank and Laurel Trust Company are subject to supervision and examination by the Federal Reserve, the Pennsylvania Department of Banking and, to some extent, the FDIC. Laurel Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operation of Laurel Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Payment Of Dividends And Other Restrictions

     BT Financial is a legal entity separate and distinct from its subsidiaries. There are various legal and regulatory limitations under federal and state law on the extent to which BT Financial's subsidiaries, including Laurel Bank, can finance or otherwise supply funds to BT Financial.

     The principal source of BT Financial's cash revenues is dividends from its subsidiaries. There are limitations under federal and Pennsylvania law on the payment of dividends by such subsidiaries. The maximum amount of dividends available to BT Financial from Laurel Bank and the other subsidiaries of BT Financial was approximately $90.04 million as of June 30, 1998.

     Under the Pennsylvania Banking Code, the board of directors of a Pennsylvania bank may, from time to time, declare, and that bank may pay, dividends on its outstanding shares subject to any restrictions in the articles of incorporation of that bank. Neither Laurel Bank nor Laurel Trust Company have any such restrictions in their articles. In addition, the Banking Code permits a bank to declare and pay dividends only out of accumulated net earnings and to pay dividends in cash or other property. A dividend may not be declared or paid unless (i) any transfer of net earnings to surplus has been made prior to the declaration of the dividend and (ii) the surplus of the bank would not be reduced by the payment of the dividend.

     The prior approval of the Federal Reserve is required if the total of all dividends declared by any state member bank of the Federal Reserve System such as Laurel Bank in any calendar year exceeds the bank's net profits (as defined in the applicable law) for that year combined with its retained net profits for the preceding two calendar years, less any required transfers to surplus or a fund for the retirement of any preferred stock. The Federal Reserve Board, as well as the other federal banking regulators, has indicated that banking organizations should pay dividends only out of current operating earnings.

     Federal and state regulatory agencies also have authority to prohibit a state member bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. Each of the federal bank regulators have indicated that the payment of dividends that would deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice.

     In addition, Laurel Bank is subject to limitations under Sections 23A and 23B of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with, BT Financial and its other subsidiaries. Furthermore, loans and extensions of credit are also subject to various collateral requirements.

     There are no dividend restrictions in the articles of incorporation of Laurel Bank.

Loans

     There are various legal restrictions on the extent to which each of BT Financial and its nonbank subsidiaries can borrow or otherwise obtain credit from Laurel Bank. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of BT Financial or such nonbank subsidiaries, to ten percent of the lending bank's capital stock and surplus, and as to BT Financial and all such nonbank subsidiaries in the aggregate, to 20 percent of such lending bank's capital stock and surplus.

     Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Capital Adequacy

     The Federal Reserve has adopted risk-based capital guidelines for bank holding companies. The minimum guidelines ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%. At least half of Total Capital must be composed of common stockholders equity, retained earnings, minority interests in the equity accounts of consolidated subsidiaries, ("Tier 2 Capital") and a limited amount of perpetual preferred stock, less goodwill and certain intangibles ("Tier 1 Capital"). The remainder may consist of certain subordinated debt, other preferred stock and a limited amount of loan loss reserves. At June 30, 1998, BT Financial's Tier 1 and Total Capital Ratios were 10.38% and 11.22%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to total assets, less goodwill (the "Leverage Ratio"), of 3% for bank holding companies that meet certain specified criteria, including those having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. BT Financial's Tier 1 Leverage Ratio at June 30, 1998 was 7.55%. The Federal Reserve guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier I Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     Laurel Bank is subject to similar capital requirements.

     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business, which are described below under "FDICIA."

     BT Financial's current capital ratios exceed the current requirements under these capital guidelines.

Support Of Laurel Bank

     Under Federal Reserve policy, BT Financial is expected to act as a source of financial strength to, and to commit resources to support Laurel Bank. This support may be required at times when, absent such Federal Reserve policy, BT Financial might not be inclined to provide it. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and be entitled to priority of payment.

     Under the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." The term "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

Prompt Corrective Action

     The Federal Deposit Insurance Corporation Act of 1991 ("FDICA"), among other things, requires the federal banking agencies to take "Prompt Corrective Action" in respect of depository institutions that do not meet minimum capital requirements. FDICA establishes five capital tiers: "well capitalized"; "adequately capitalized"; "undercapitalized"; "significantly undercapitalized"; and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

     Under the regulations, an FDIC-insured bank will be (i) "well capitalized" if it has a Total Capital ratio of ten percent or greater, a Tier 1 Capital ratio of six percent or greater and a Leverage Ratio of five percent or greater and is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a Total Capital ratio of eight percent or greater, a Tier 1 Capital ratio of four percent or greater and a leverage ratio of four percent or greater (three percent in certain circumstances) and is not "well capitalized"; (iii) "undercapitalized" if it has a Total Capital ratio of less than eight percent, a Tier 1 Capital ratio of less than four percent or a leverage ratio of less than four percent (three percent in certain circumstances); (iv) "significantly undercapitalized" if it has a Total Capital ratio of less than six percent, a Tier 1 Capital ratio of less than three percent or a Leverage Ratio of less than three percent; and (v) "critically undercapitalized" if its tangible equity is equal to or less than two percent of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of June 30, 1998, Laurel Bank had capital levels that qualify it as being "well capitalized" under the regulations.

     FDICA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized". "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to five percent of the depository institution's total assets at the time it became "undercapitalized"; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized".

     "Significantly undercapitalized" insured depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized", requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator. A bank that is not "well capitalized" is subject to certain limitations on its ability to accept "brokered" deposits.

Interstate Banking and Branching Legislation

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") authorized interstate acquisitions of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, it authorized, beginning June 1, 1997, a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching between the date of enactment of the IBBEA and May 31, 1997. In addition, a bank may establish and operate a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits de novo interstate branching.

FDIC Insurance Assessments

     Effective January 1, 1996, the FDIC reduced the insurance premiums it currently charges on bank deposits insured by BIF to the statutory minimum of $2,000 for "well capitalized" banks. The Deposit Insurance Funds Act of 1996, enacted on September 30, 1996 ("DIFA"), reduced the amount of semi-annual FDIC insurance premiums for savings association deposits acquired by banks and insured by SAIF to the same levels assessed for deposits insured by BIF. DIFA also provided for a special one-time assessment imposed on deposits insured by SAIF, including such deposits held by banks, to bring the SAIF up to statutorily required levels.

     DIFA further provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF, and continues the assessments currently imposed on depository institutions with respect to SAIF-insured deposits, to pay for the cost of Financing Corporation funding.


                                  RURAL VALLEY

Business

     Rural Valley is a national banking association organized in 1933.  Its
deposits are insured by the FDIC under the BIF.   Rural Valley is a member of
the Federal Reserve system. Rural Valley has one office located at 601 Main Street, Rural Valley, Pennsylvania 16249. Rural Valley owns the land and building on this site. As of June 30, 1998, Rural Valley had total assets of $37.44 million, total deposits of $29.11 million and total shareholders' equity of $8.20 million.

     Rural Valley is a commercial bank providing loan and deposit services to individuals and to small to medium sized businesses in its Rural Valley, Pennsylvania market area. Among its services, Rural Valley accepts time, demand and savings deposits and makes secured and unsecured commercial, real estate and consumer loans. Rural Valley's business is not seasonal in nature and is not dependent upon any single customer or small group of customers for deposits or loans. As of June 30, 1998, Rural Valley had nine full-time employees and six part-time employees.

Competition

     Rural Valley competes with other local credit unions, commercial banks, thrifts and other financial institutions, as well as with major regional banking and financial institutions. These competitors include First Commonwealth Financial Corporation, Mellon Bank Corporation, National City Corporation, Merchants National Bank, Apollo Trust Company, Farmers National Bank of Kittanning, Elderton State Bank, Peoples Financial Corporation, Inc., Armstrong County Building & Loan, PNC Bank Corporation, Marion Center National Bank, Northwest Savings Bank, S&T Bancorp, Inc., Citizens Incorporated, Pennwood Savings Bank, and BT Financial Corporation. Rural Valley is generally competitive in its service area with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest charged on loans.

Certain Regulatory Considerations

     The operations of Rural Valley are subject to federal and state statutes and regulations applicable to banks chartered under the banking laws of the Commonwealth of Pennsylvania and to banks whose deposits are insured by the FDIC. Federal and state banking laws and regulations govern, among other things, Rural Valley's scope of business, investments, reserves against deposits, loans and collateral, mergers and consolidations and establishment of branches. All banks in Pennsylvania are permitted to maintain branch offices in any county of the state. Branches may be established only after approval by the Department. The Department is required to grant approval only if it finds that there is a need for banking services or facilities such as are contemplated by the proposed branch. The Department may disapprove an application if the applicant bank does not have the requisite capital and surplus or if the application relates to the establishment of a branch in a county contiguous to the county in which the applicant's principal place of business is located, and another banking institution that has its principal place of business in the county in which the proposed branch would be located has, in good faith, notified the Department of its intention to establish a branch in the same municipal location in which the proposed branch would be located.

     The laws of Pennsylvania applicable to Rural Valley include, among other things, provisions that: (1) require the maintenance of certain reserves against deposits; (2) limit the type and amount of loans that may be made and the interest that may be earned thereon; (3) restrict investments and other activities; and (4) limit the payment of dividends. The amount of funds that Rural Valley may lend to a single borrower is limited generally under Pennsylvania law to fifteen percent (15%) of the aggregate of its capital, surplus, undivided profits, loan loss reserves and capital securities (all as defined by statute and regulation).

     Applicable Pennsylvania law also requires that Rural Valley obtain the approval of the Department prior to effecting any merger where the surviving bank would be a Pennsylvania-chartered bank. In reviewing any merger application, the Department would consider, among other things, whether the merger would be consistent with adequate and sound banking practices and whether the merger would be in the public interest on the basis of several factors, including the potential effect of the merger on competition and the convenience and needs of the area primarily to be served by Rural Valley resulting from the merger.

     From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, the business of Rural Valley. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect the business of Rural Valley. As a consequence of the extensive regulation of commercial banking activities in the United States, Rural Valley's business is particularly susceptible to being affected by federal legislation and regulations that may increase the cost of doing business.

Effect Of Government Monetary Policies

     The earnings of Rural Valley are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies.

     The monetary policies of the Federal Reserve have had, and will likely continue to have an important impact on the operating results of commercial banks through the Federal Reserve's power to implement national monetary policy in order, among other things, to curb inflation or combat recession. The Federal Reserve has a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation, among other things, of the discount rate on borrowing of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Legislation And Regulatory Changes

     From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are also frequently made in Congress, and before various bank regulatory agencies. No prediction can be made as to the likelihood of any major changes or the impact such changes might have on Rural Valley.

Legal Proceedings

     There are no proceedings pending or, to the knowledge of Rural Valley, threatened against Rural Valley or its business, assets, common stock or any of the transactions contemplated by the Merger Agreement.

Environmental Issues

  There are several federal and state statutes that govern the obligations of financial institutions with respect to environmental issues. Besides being responsible under such statutes for its own conduct, a bank also may be held liable under certain circumstances for actions of borrowers or other third parties on properties that collateralize loans held by the bank. Such potential liability may far exceed the original amount of the loan made by the bank. Currently, Rural Valley is not a party to any pending legal proceedings under any environmental statute.

Regulatory Capital Requirements

     The following table presents Rural Valley's capital ratios at June 30, 1998.

                                            (In Thousands)
                                            --------------
Tier 1 Capital                                    $ 8,169
Tier 2 Capital                                    $   126
Total Capital                                     $ 8,295
Adjusted Total Average Assets                     $37,552
Total Adjusted Risk-Weighted Assets (1)           $ 8,295

Tier 1 Risk-Based Capital Ratio (2)                 64.37%
Required Tier 1 Risk-Based Capital Ratio              4.0%

Excess Tier 1 Risk-Based Capital Ratio              60.37%
Total Risk-Based Capital Ratio (3)                  65.37%
Required Total Risk-Based Capital Ratio              8.00%

Excess Total Risk-Based Capital Ratio               57.37%
Tier 1 Leverage Ratio (4)                           21.75%
Required Tier 1 Leverage Ratio                       3.00%

Excess Tier 1 Leverage Ratio                        18.75%

  __________________________________

  (1) Includes off-balance sheet items at credit-equivalent values less intangible assets.
  (2) Tier 1 Risk-Based Capital Ratio is defined as the ratio of Tier 1 Capital to Total Adjusted Risk-Weighted Assets.
  (3)  Total Risk-Based Capital Ratio is defined as the ratio of Tier 1 and
       Tier 2 Capital to Total   Adjusted Risk-Weighted Assets.
  (4) Tier 1 Leverage Ratio is defined as the ratio of Tier 1 Capital to Adjusted Total Average Assets.

     Rural Valley was required to implement, on January 1, 1994, Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115"). For regulatory capital reporting purposes, Statement 115 changed the composition of stockholders' equity in financial statements prepared in accordance with generally accepted accounting principles by including as a separate component of equity the amount of net unrealized holding gains or losses on debt and equity securities that are deemed to be available-for-sale. The implementation of Statement 115 did not have a material effect during 1994 on the regulatory capital ratios of Rural Valley.

     Effective January 27, 1995, the FDIC issued a final rule with respect to the implementation of FASB 115 for regulatory capital reporting purposes. Under this final rule, net unrealized holding losses on available-for-sale equity securities (but not debt securities) with readily determinable fair values are included (i.e., deducted) when calculating Rural Valley Tier 1 capital. All other unrealized holding gains and losses on available-for-sale securities are excluded (i.e., not deducted) from Rural Valley's Tier 1 capital. Based upon the composition of Rural Valley's investment portfolio as of December 31, 1997, such final rule had no material effect on Rural Valley's Tier 1 capital.

     Rural Valley's ability to maintain the required levels of capital is substantially dependent upon the success of Rural Valley's capital and business plans; the impact of future economic events on Rural Valley loan customers; and Rural Valley's ability to manage its interest rate risk and investment portfolio and control its growth and other operating expenses.

                    RURAL VALLEY MARKET PRICES AND DIVIDENDS

Rural Valley Common Stock Prices And Common Stock Dividends

     There is no established public trading market for Rural Valley common stock. Occasionally, individuals sell and buy shares of Rural Valley Common Stock in privately negotiated transactions. Rural Valley acts as its own transfer agent and keeps its own stock transfer ledger. According to such ledger, the following number of shares were transferred during the years indicated:

Year    Number of Shares Transferred
------  ----------------------------
1997                           1,630
1996                           1,538
1995                           1,710

     The lowest and highest prices per share known by the management of Rural Valley for the above years were between $165 and $180 per share, respectively. These prices may or may not include any mark-up, mark-down or commission. The sale price per share of Rural Valley Common Stock in the last known trade prior to the execution and delivery of the Merger Agreement and the public announcement thereof, which trade occurred on December 24, 1996, was $180. To the knowledge of Rural Valley, since the execution and delivery of the Merger Agreement, there have been no trades of Rural Valley Common Stock.

     The following table shows the per share cash dividends paid by Rural Valley in 1997 and 1996:


                      RURAL VALLEY CASH DIVIDENDS DECLARED

Quarter    1997   1996
---------  -----  -----
First      $1.50  $1.25
Second      1.50   1.25
Third       1.50   1.25
Fourth      3.50   2.25
  Total    $8.00  $6.00
  ------   =====  =====

Dividend Restrictions on Rural Valley

     Any future dividends of Rural Valley are subject to certain regulatory considerations and the discretion of its Board of Directors and will depend upon a number of factors, including operating results, financial conditions and general business conditions. The shareholders are entitled to receive dividends as and when declared by the Board of Directors of Rural Valley, out of funds legally available therefor, subject to Federal law. The prior approval of the Office of the Comptroller of the Currency ("OCC") is required for the payment of any dividend by a national bank if the total of all dividends declared by the board of directors of such bank in any calendar year will exceed the sum of such bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends which would be greater than such bank's undivided profits after deducting statutory bad debt in excess of such bank's allowance for loan losses.

     The Federal Deposit Insurance Act generally prohibits all payments of dividends by any bank which is in default on any assessment for deposit insurance premium to the FDIC.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS OF RURAL VALLEY

     This discussion should be read in conjunction with the financial statements of Rural Valley beginning on page F-2.

Comparison of the Six Months Ended June 30, 1998 and 1997

Financial Condition

     General.  Total assets during the first six months of 1998 increased by
     -------
$0.3 million or 1.0% from $37.1 million at December 31, 1997, to $37.4 million at June 30, 1998.

     Securities.  Rural Valley's intent is to use the securities portfolio to
     ----------
manage liquidity and interest rate risk by purchasing high quality securities with medium range maturities. Rural Valley has designated substantially all securities, except certain U.S. Treasury Notes, as being held to maturity. Because of Rural Valley's financial condition and ability to hold these securities to maturity the bank has decided to classify them as such. Since some of the held to maturity securities are qualified tax exempt securities, that are paying comparable rates to taxable securities, the bank feels that it is receiving its best return on investment.

     At June 30, 1998, Rural Valley's total securities amounted to $20.3 million, $5.2 million available for sale and $15.1 million held to maturity. Total securities are comprised of $15.4 million or 75.9% in U. S. Government corporation and agencies, and $4.9 million or 24.1% in obligations of states and political subdivisions (municipal tax-free securities). Rural Valley maintains levels of municipal securities to assist in tax planning strategies to minimize the effects of federal tax expense.

     The majority of the growth in investment securities, which occurred in 1998, was in U. S. Government corporations and agencies.

     The fully taxable equivalent yield on investment securities was 5.6% for the six months ended June 30, 1998 and 1997.

     Loans.  Total loans net of the allowance for loan losses amounted to $14.3
     -----
million at June 30, 1998, an increase of $0.5 million or 3.6% compared with the $13.8 million level at December 31, 1997. The increase in loans was made up of an increase in loans to individuals of $0.4 million.

     At June 30, 1998, mortgage loans amounted to $10.9 million or 76.2% of total loans, installment loans to individuals amounted to $3.2 million or 22.4%, and commercial loans amounted to $0.3 million or 2.1% of total loans less $0.1 million or 0.7% in reserve for loan losses.

Risk Elements of Loan Portfolio

     The following table identifies nonperforming loans. Past due loans are loans that were contractually past due 90 days or more as to interest or principal payments. At June 30, 1998 and December 31, 1997, there were no restructured loans or loans for which terms have been renegotiated to provide a reduction of deferral of principal or interest as a result of the financial position of the borrower. At June 30, 1998, Rural Valley has no loans that were considered impaired loans in accordance with Financial Accounting Standards Board Statement No. 114.

                                6-30-98                  12-31-97
                                -------                  --------
Residential Mortgages, 90 days
       or more past due         $68,204                  $84,376

     During the six months ended June 30, 1998, interest income of $3,814 would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income that would have been received on non-accrual loans in 1997 was $3,941.

     Based upon current information available and upon measures taken to maintain the allowance for loan losses at an appropriate level, management does not believe there are any loans classified for regulatory purposes as loss, doubtful, substandard, special mention, or otherwise which will result in losses which would reasonably be expected to have a material impact on future operations, liquidity, or capital reserves. At June 30, 1998, there are no loans which were not included as past due, nonaccrual, or impaired where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms. Management is not aware of any other information that causes it to have serious doubts as to the ability of borrowers in general to comply with repayment terms.

     Deposits.  Total deposits increased by $0.2 million or 0.7% during the six
     --------
months ended June 30, 1998. Total interest-bearing deposits increased by $0.7 million while other forms of noninterest-bearing deposits decreased by $0.5 million.

     Stockholders' Equity.  Total stockholders' equity amounted to $8.2 million
     --------------------
at June 30, 1998. This represents an increase of $0.1 million or 1.8%. This increase is the result of net income of $0.3 million offset by the payment of cash dividends of $0.2 million.

     Federal banking regulators have established capital adequacy requirements for banks based on risk factors. All banks are required to have a minimum of 4.0% of risk adjusted assets in Tier I capital and 8.0% of risk adjusted assets in total capital. As of June 30, 1998, the Bank's Tier I capital was 64.4%, and its total risk based capital was 65.4%.

     Additionally, Rural Valley is required to maintain a minimum ratio of leverage capital to adjusted total assets of 4.0% for the top rated institutions with less highly rated institutions, or those with higher levels of risk, required to maintain ratios of 100 to 200 basis points above the minimum level. Rural Valley's ratio under these guidelines as of June 30, 1998, is 21.8%.

     Two key performance ratios in the banking industry are return on average assets and return on average equity. Rural Valley's return on average assets for the six months ended June 30, 1998 and 1997, are 1.62% and 1.56%. The Bank's return on equity for the six months ended June 30, 1998 and 1997, are 7.41% and 6.82%.

     Liquidity.  Liquidity refers to the ability of Rural Valley to satisfy the
     ---------
financial needs of its depositors and borrowers. Liquidity can be provided by the sale or maturity of assets or by the acquisition of additional funds in the form of deposits or other borrowings.

     Management considers its sources of liquidity to be cash and due from banks, federal funds sold, and investment securities maturing in one year or less. Considering these sources of liquidity, Rural Valley has $8.2 million in liquid assets at June 30, 1998.

     A measure of liquidity is the average loan to deposit ratio. This ratio was 48.2% at June 30, 1998.

     As of June 30, 1998, management believes Rural Valley has adequate liquidity to satisfy its customers' needs. Management is not aware of any known trends or any known demands, commitments, events or uncertainties that will result in a material effect on the Rural Valley's liquidity.


Results of Operations

     Overview.  Rural Valley had net income of $300,937 for the six months ended
     --------
June 30, 1998, compared to $269,450 for the six months ended June 30, 1997.
This represents an increase of $31,487 or 11.7%. The increase in net income was primarily the result of an increase in interest income of $38,556.

     Net Interest Income.  Total interest income increased by $38,556 from
     -------------------
$1,187,413 in 1997 to $1,225,969 in 1998. The increase was primarily the result of increased yield on investment securities.

     Net interest income increased by $45,965 to $0.761 million for 1998 from $0.715 million for 1997.

     Provision for Loan Losses.  There was no provision for loan losses in 1998
     -------------------------
or 1997. The provision for loan losses is an expense charged to earnings in anticipation of estimated losses attributable to loans based upon the adequacy of the allowance for loan losses. The adequacy of the allowance for loan losses is based upon management's assessment of, among other things, local and national economic conditions, historical losses, off balance sheet risk and an analysis of loans including specific evaluations of the financial status, cash flow, and adequacy of collateral of borrowers with indebtedness to Rural Valley and current levels of nonperforming loans. Management uses a specific identification method for large loans, and for loans that fall outside the parameters for specific identification, amounts are allocated based upon percentages derived from historical loan loss data for each category of loans.

     While management uses available information to make evaluations of the adequacy of the allowance, future adjustments may be necessary if conditions differ substantially from the assumptions used in making the evaluation. While management believes it has identified and provided for losses and that the allowance for loan losses is adequate, management cannot assure that further adjustments may not be necessary.

     Noninterest Income.  Noninterest income is comprised primarily of service
     ------------------
charges on deposit accounts and investment securities gains, net. Total noninterest income amounted to $25,133 in 1998 compared to $32,247 in 1997, a decrease of $7,114. Of the $7,114 decrease in noninterest income, $4,338 was a result of an adjustment within the current period to miscellaneous service charges for the year ended December 31, 1997.

     Noninterest Expense.  Noninterest expense is primarily made up of salaries
     -------------------
and benefits, occupancy and equipment expense, deposit insurance premium, and other items. Total noninterest expense amounted to $369,458 in 1998 compared to $373,328 in 1997 or a decrease of $3,870.

     Income Tax Expense.  Income tax expense amounted to $115,600 in 1998
     ------------------
compared to $104,366 in 1997. The effective tax rate for 1998 was 27.8% compared to 27.9% for 1997.

Comparison of Twelve Months Ended December 31, 1997 and 1996

Financial Condition

     General.  Total assets during 1997 increased by $1.3 million or 3.7% from
     -------
$35.8 million at December 31, 1996, to $37.1 million at December 31, 1997. The increase in total assets has been primarily in investment securities available
for sale, which increased by $0.8 million or 5.9%.   The increase in investment
securities was primarily funded by increased levels of  deposits.

     Securities.  Rural Valley's intent is to use the securities portfolio to
     ----------
manage liquidity and interest rate risk by purchasing high quality securities with medium range maturities. Rural Valley has designated substantially all securities, except certain U.S. Treasury Notes, as being held to maturity. Because of Rural Valley's financial condition and ability to hold these securities to maturity, Rural Valley has decided to classify them as such. Since certain of the held to maturity securities are qualified tax exempt securities that are paying comparable rates to taxable securities Rural Valley consider these securities to be the best return on its investment.

     At December 31, 1997, Rural Valley's total securities amounted to $19.8 million, consisting of $5.1 million available for sale and $14.7 million held to maturity. Total securities are comprised of $14.9 million or 75.3% in U. S. Government corporation and agencies and $4.9 million or 24.7% in obligations of states and political subdivisions (municipal tax free securities). Rural Valley maintains levels of municipal securities to assist in tax planning strategies to minimize the effects of federal tax expense. Most of the growth in investment securities which occurred in 1997 was in U. S. Government corporations and agencies.

     The fully taxable equivalent yield on investment securities was 5.6% for both years ended December 31, 1997 and 1996.

     Loans.  Total loans net of  allowance for loan losses amounted to $13.8
     -----
million at December 31, 1997, a decrease of $0.2 million or 1.8% compared with the $14.0 million level at December 31, 1996. The decrease in loans was made up of a decrease in commercial loans to individuals of $0.3 million.

     At December 31, 1997, mortgage loans amounted to $10.3 million or 74.7% of total loans, installment loans to individuals amounted to $2.9 million or 21.2%, and commercial loans amounted to $0.7 million or 5.0% of total loans less $0.1 million or 0.9% in reserve for loan losses.

Risk Elements of Loan Portfolio

     The following table identifies nonperforming loans. Past due loans are loans that were contractually past due 90 days or more as to interest or principal payments. At December 31, 1997 and 1996, there were no restructured loans or loans for which terms have been renegotiated to provide a reduction or deferral of principal or interest as a result of the financial position of the borrower. At December 31, 1997, Rural Valley has no loans which were considered impaired loans in accordance with Financial Accounting Standards Board Statement No. 114.

                                      1997     1996
                                     -------  -------
Residential Mortgages, 90 days or    $84,376  $99,829
         more past due


     During the year ended December 31, 1997, interest income of $3,941 would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. The amount of interest income that would have been received on non-accrual loans was $5,242 in 1996.

     Based upon current information available and upon measures taken to maintain the allowance for loan losses at an appropriate level, management does not believe there are any loans classified for regulatory purposes as loss, doubtful, substandard, special mention, or otherwise which will result in losses which would reasonably be expected to have a material impact on future operations, liquidity, or capital reserves. At December 31, 1997, there are no loans which were not included as past due, nonaccrual, or impaired where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms. Management is not aware of any other information which causes it to have serious doubts as to the ability of borrowers in general to comply with repayment terms.

     Deposits.  Total deposits increased by $1.0 million or 3.6% from $27.9
     --------
million at December 31, 1996 to $28.9 million at December 31, 1997. Total interest bearing deposits increased by $0.1 million while non-interest bearing deposits increased by $0.9 million.

     Stockholders' Equity.  Total stockholders' equity amounted to $8.1 million
     --------------------
at December 31, 1997 as compared to $7.7 million at December 31, 1996. This represents an increase of $0.3 million or 4.0%. This increase is primarily the result of net income of $0.6 million offset by the payment of cash dividends of $0.3 million.

     Federal banking regulators have established capital adequacy requirements for banks based on risk factors. All banks are required to have a minimum of 4.0% of risk weighted assets in Tier I capital and 8.0% of risk weighted assets in total capital. As of December 31, 1997, the Bank's Tier I capital was 63.6%, and its total risk based capital was 64.5%.

     Additionally, Rural Valley is required to maintain a minimum ratio of leverage capital to adjusted total assets of 4.0% for the top rated institutions with less highly rated institutions, or those with higher levels of risk, required to maintain ratios of 100 to 200 basis points above the minimum level. Rural Valley's ratio under these guidelines as of December 31, 1997, is 22.0%.

     Two key performance ratios in the banking industry are return on average assets and return on average equity. Rural Valley's return on average assets for the years ended December 31, 1997 and 1996, are 1.63% and 1.79%. The Bank's return on equity for the years ended December 31, 1997 and 1996, are 7.53% and 8.57%.

     Liquidity.  Liquidity refers to the ability of Rural Valley to satisfy the
     ---------
financial needs of its depositors and borrowers. Liquidity can be provided by the sale or maturity of assets or by the acquisition of additional funds in the form of deposits or other borrowings.

     Management considers its sources of liquidity to be cash and due from banks, federal funds sold, and investment securities maturing in one year or less. Considering these sources of liquidity, Rural Valley has $8.1 million in liquid assets at December 31, 1997.

     A measure of liquidity is the average loan to deposit ratio. This ratio was 48.2% at December 31, 1997.

     As of December 31, 1997, management believes Rural Valley has adequate liquidity to satisfy its customers' needs. Management is not aware of any known trends or any known demands, commitments, events or uncertainties that will result in a material effect on the Rural Valley's liquidity.

     Market Risk Management.  Market risk is the risk of losses resulting from
     ----------------------
adverse changes in marketing pricing and rates. Rural Valley's market risk is primarily its interest rate risk associated with its lending, deposit and borrowing functions as well as its investments in securities. Interest rate risk arises when interest rates on assets change in a different time period or in a different proportion from that of liabilities. Management actively monitors its interest rate sensitivity position with the primary objective to prudently structure the balance sheet so that movements of interest rates on assets and liabilities are highly correlated and produce a relatively constant net interest margin even in periods of volatile interest rates. Interest rate risk is considered by management to be Rural Valley's most significant market risk that could materially impact the Bank's financial position or results of operation. In its normal course of business, Rural Valley is not exposed to other types of market risks such as risk associated with commodity prices or foreign currencies.

     The following table sets forth, in summary form, Rural Valley's repricing analysis at December 31, 1997.

                                                                                    Non-rate
                                                              Over 1-5 years   sensitive and
          (in thousands)             0-90 days  91-365 days   --------------    over 5 years     Total
          --------------             ---------  -----------                   --------------  --------
Loans                                   $  378       $  171          $ 3,999         $ 9,358   $13,906
Securities                                 410        4,744           14,004             681    19,839
Other interest-earning assets            1,800           --               --              --     1,800
                                        ------       ------          -------         -------   -------
    Total interest-earning assets        2,588        4,915           18,003          10,039    35,545
Other assets                                --           --               --           1,545     1,545
                                        ------       ------          -------         -------   -------
                                        $2,588       $4,915          $18,003         $11,584   $37,090
                                        ------       ------          -------         -------   -------
Demand deposits                             --           --               --           5,561     5,561
Savings deposits                            --           --               --          13,754    13,754
Interest-bearing time deposits           1,584        5,404            1,902             696     9,586
Other liabilities                           --           --               --             144       144
Shareholders' equity                        --           --               --           8,045     8,045
                                        ------       ------          -------         -------   -------
                                        $1,584       $5,404          $ 1,902         $28,200   $37,090
                                        ------       ------          -------         -------   -------
Net interest sensitivity gap            $1,004       $( 489)         $16,101         $16,616   $    --
                                        ======       ======          =======         =======   =======
Net cumulative interest gap             $1,004       $  515          $16,616         $    --   $    --
                                        ======       ======          =======         =======   =======


     The information on the above table indicates the potential for interest rate adjustment on only a one-day position at year-end 1997. Loans and securities are based upon contractual repayments and maturities. Included in demand deposits are non-interest-bearing checking accounts, interest-bearing checking accounts, and money market investment accounts. Based on historical experience, it is assumed that demand deposits and savings deposits are stable core deposits.

     While this static evaluation of interest rate sensitivity is useful, the repricing of various categories of assets and liabilities is subject to competitive and other pressures in each category of asset or liability. Accordingly, both the timing and the magnitude of repricing may vary significantly, depending on the asset or liability as interest rates change. Therefore, the static gap is not necessarily indicative of changes in net interest income that would actually occur due to changing market interest rates.

     Inflation.  Assets and liabilities of a financial institution are monetary
     ---------
in nature. Accordingly, interest rates, which generally move with the rate of inflation, have potentially the most significant effect on Rural Valley's net interest income. Rural Valley attempts to limit inflation's impact on net interest spread through effective asset/liability management.

Results of Operations

     Overview.  Rural Valley had net income of $0.59 million for the year ended
     --------
December 31, 1997, compared to $0.64 million for the year ended December 31, 1996. This represents a decrease of $41,775 or 6.6%. The decrease in net income for the year was primarily the result of an increase in operating expenses of $46,845.

     Net Interest Income.  Total interest income increased by $41,880 from $2.36
     -------------------
million in 1996 to $2.41 million in 1997. The increases were primarily the result of increased volume and yield on short-term personal loans.

     The most significant factor in the increased cost of funds was the volume increase in time deposits. Time deposits increased $0.9 million during 1997. The increase in time deposits was primarily due to the moving of funds from other deposit sources within Rural Valley.

     As a result of the above, net interest income increased by $11,249 to $1.44 million for 1997 from $1.43 million for 1996.

     Provision for Loan Losses.  There was no provision for loan losses in 1997
     -------------------------
or 1996. The provision for loan losses is an expense charged to earnings in anticipation of estimated losses attributable to loans based upon the adequacy of the allowance for loan losses. The adequacy of the allowance for loan losses is based upon management's assessment of, among other things, local and national economic conditions, historical losses, off balance sheet risk and an analysis of loans including specific evaluations of the financial status, cash flow, and adequacy of collateral of borrowers with indebtedness to Rural Valley and current levels of non-performing loans. Management uses a specific identification method for large loans, and for loans which fall outside the parameters for specific identification, amounts are allocated based upon percentages derived from historical loan loss data for each category of loans.

     The following table presents an analysis of the reserve for loan losses for the years ended December 31, 1997 and December 31, 1996.

     Reserve for loan losses January 1, 1996      $124,569
       Charge-offs                                  (5,665)
       Recoveries                                    4,743
                                                  --------
     Reserve for loan losses December 31, 1996     123,647
       Charge-offs                                  (8,179)
       Recoveries                                      825
                                                  --------
     Reserve for loan losses December 31, 1997    $116,293
                                                  ========

     While management uses available information to make evaluations of the adequacy of the allowance, future adjustments may be necessary if conditions differ substantially from the assumptions used in making the evaluation. While management believes it has identified and provided for losses and that the allowance for loan losses is adequate, management cannot assure that further adjustments may not be necessary.

     Noninterest Income.  Noninterest income is comprised primarily of service
     ------------------
charges on deposit accounts and investment securities gains, net. Total noninterest income amounted to $67,158 in 1997 compared to $70,826 in 1996, a decrease of $3,668. Of the $3,668 decrease in noninterest income, $3,626 was a result of the decrease in service charges on deposit accounts.

     Noninterest Expense.  Noninterest expense is primarily made up of salaries
     -------------------
and benefits, occupancy and equipment expense, deposit insurance premium, and other items. Total noninterest expense amounted to $699,691 in 1997 compared to $652,846 in 1996 or an increase of $46,845.

     Salaries and employee benefits increased by $10,796 during 1997. This increase was made up of normal wage increases.

     Other expense increased by $19,496 in 1997, which is primarily comprised of increases in bank travel and legal fees and other professional fees relating to the foreclosure on a real estate loan.

     Income Tax Expense.  Income tax expense amounted to $215,486 in 1997
     ------------------
compared to $212,975 in 1996. The effective tax rate for 1997 was 26.6% compared to 25.1% for 1996. The increase in the effective tax rate was the result of decreased earnings on tax free securities. Earnings on tax free securities decreased by $11,791 or 5.1%.


Comparison of the Years Ended December 31, 1996 and 1995

Results of Operations

     Overview.  Rural Valley had net income of $636,312 for the year ended
     --------
December 31, 1996, compared to $582,023 for the year ended December 31, 1995. This represents an increase of $54,289 or 9.3%. The increase in net income for the year was primarily the result of an increase in interest income of $55,816.

     Net Interest Income.  Total interest income increased by $55,816 from
     -------------------
$2,307,963 in 1995 to $2,363,779 in 1996. The increases were primarily the result of increased volume and yield on short-term personal loans.

     Interest paid on deposits was approximately equal for each of the years ending December 31, 1996 and 1995.

     Net interest income increased by $58,017 to $1.431 million for 1996 from $1.373 million for 1995.

     Provision for Loan Losses.  There was no provision for loan losses in 1996
     -------------------------
or 1995. The provision for loan losses is an expense charged to earnings in anticipation of estimated losses attributable to loans based upon the adequacy of the allowance for loan losses. The adequacy of the allowance for loan losses is based upon management's assessment of, among other things, local and national economic conditions, historical losses, off balance sheet risk and an analysis of loans including specific evaluations of the financial status, cash flow, and adequacy of collateral of borrowers with indebtedness to Rural Valley and current levels of nonperforming loans. Management uses a specific identification method for large loans, and for loans that fall outside the parameters for specific identification, amounts are allocated based upon percentages derived from historical loan loss data for each category of loans.

     The following table presents an analysis of the reserve for loan losses for the years ended December 31, 1996 and 1995.

               Reserve for loan losses January 1, 1995....  $126,148
                    Chargeoffs............................    -9,114
                    Recoveries............................     7,535
                                                            --------
               Reserve for loan losses December 31, 1995..   124,569
                    Chargeoffs............................    -5,665
                    Recoveries............................     4,743
                                                            --------
               Reserve for loan losses December 31, 1996..  $123,647
                                                            ========

     While management uses available information to make evaluations of the adequacy of the allowance, future adjustments may be necessary if conditions differ substantially from the assumptions used in making the evaluation. While management believes it has identified and provided for losses and that the allowance for loan losses is adequate, management cannot assure that further adjustments may not be necessary.

     Noninterest Expense.  Noninterest expense is primarily made up of salaries
     -------------------
and benefits, occupancy and equipment expense, deposit insurance premium, and other items. Total noninterest expense amounted to $652,846 in 1996 compared to $692,813 in 1995 or a decrease of $39,967.

     Salaries and employee benefits increased by $5,954 during 1996. This increase was made up of normal wage increases.

     Occupancy expenses decreased by $27,824 in 1996, which is primarily comprised of a decrease in depreciation expense on furniture and fixtures. Deposit insurance decreased by $30,171 in 1996. Other expense increased by $16,347 in 1996, which is comprised of increases in various other expenses with no one significant expense increase.

     Income Tax Expense.  Income tax expense amounted to $212,975 in 1996
     ------------------
compared to $179,928 in 1995. The effective tax rate for 1996 was 25.1% compared to 23.6% for 1995. The increase in the effective tax rate was the result of decreased earnings on tax-free securities. Earnings on tax free securities decreased by $20,673 or 8.2%.

Recent Accounting Pronouncements

     In February of 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 standardizes the disclosure requirements and requires additional information on changes in the benefit obligations and fair value of plan assets that will facilitate financial analysis, and eliminates certain disclosures from SFAS No. 87 "Employers Accounting for Pensions," SFAS No. 88 "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106 "Employers Accounting for Postretirement Benefits Other Than Pensions." Rural Valley will adopt SFAS No. 132 for fiscal year 1998 reporting, and it is anticipated the adoption of this statement will not have a material impact on Rural Valley's financial statement disclosures.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires, among other things, that an entity recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1998. Since Rural Valley does not currently use derivative financial instruments, the standard will not have any impact on Rural Valley's financial position or results of operations upon adoption.

Year 2000

     Rural Valley utilizes and is dependent upon data processing systems and software in its usual course of business. In 1997, Rural Valley created a Year 2000 Committee to: (1) evaluate all of Rural Valley systems including vendor supplied systems for potential Year 2000 problems, (2) develop a process for ensuring Rural Valley's systems are Year 2000 ready, (3) implement a project plan for addressing all systems and functions which need to be addressed for the Year 2000, and (4) evaluate potential Year 2000 problems on commercial customers of Rural Valley. As of June 30, 1998, Rural Valley has completed the assessment phase and is implementing its Year 2000 project plan, including regular contacts with vendors and commercial customers who may be impacted by the Year 2000, as well as, the development of contingency plans to address any possibility that its primary servicer, Fiserve, may be unable to provide Year 2000 products on a timely basis. Rural Valley has budgeted $10,000 for Year 2000 project needs to be developed. Rural Valley has established an effective project management process to ensure Rural Valley's mission critical systems are able to process into the Year 2000.

                           MANAGEMENT OF RURAL VALLEY

Directors

          The following list sets forth biographical information concerning the members of the Board of Directors of Rural Valley:


      Name         Age       Business Experience, Including
-----------------  ---                 Principal                      Other       Director
                           Occupation During Past Five Years      Directorships    Since
                           ---------------------------------      -------------   --------
Peter Calarie       90  Attorney                                  None                1943
Charles S. Dill     70  Retired Bank Cashier                      None                1960
T. Lowell Dean      66  Retired Educator                          None                1961
Lee J. Calarie      45  Attorney                                  None                1978
Guy Spera Jr.       70  Contractor, Home Improvement Center       None                1987
                        Owner
R. Keith Moore      62  Car Dealer                                None                1987

Principal Officers

     The following table sets forth selected information about the principal officers of Rural Valley, each of whom is elected by the Board of Directors of Rural Valley and each of whom holds office at the discretion of the Board of Directors of Rural Valley:

                                            Number of
                                             Shares
                                          Beneficially
       Name          Age      Office         Owned
-------------------  ---  --------------     -----
T. Lowell Dean        66    President        4,300
Charles S. Dill       70  Vice President     1,900
Stella L. Samosky     63    Secretary          107

Remuneration of Directors and Officers

          Generally, in 1997, the Board of Directors met once a month. Each director received $250 for each Board of Directors meeting. During 1997, the Board of Directors of Rural Valley held twelve meetings. In 1997, directors received $18,000 in the aggregate for attendance at Board Meetings of Rural Valley. All of the directors attended at least ninety percent (90%) of the meetings of Rural Valley's Board of Directors.

          The following table sets forth certain summary information concerning compensation paid or accrued by Rural Valley on behalf of Rural Valley's Chief Executive Officer. The Bank has no other compensated officers.

Compensation Table



                         SUMMARY COMPENSATION TABLE****

Name and Principal           Year Ended   Salary/1/     All Other
 Position                   December 31              Compensation/2/
Stella L. Samosky, Chief            1997    $41,749            $4,175
 Executive Officer                  1996    $40,248            $4,025
                                    1995    $38,748            $3,875

__________________

1. Cash earned and received by executive officer.
2. Rural Valley provided Ms. Samosky with group health insurance generally available to salaried employees and not required to be included in this column pursuant to the rules of the SEC. The amount shown in this column represents the cost of funding projected retirement benefits under Rural Valley's money purchase pension plan.


Beneficial Ownership by Officers and Directors

       The following table sets forth as of June 3, 1998, the amount and percentage of the Common Stock of Rural Valley beneficially owned by each director and all officers and directors of Rural Valley as a group.

                                                                  Common Stock Amount
                                                                  Nature of Beneficial        Percent of
     Name                                                              Ownership/1/          Common Stock
     ----                                                              ------------          -------------
     Lee J. Calarie                                                           2,280/2/               5.70%
     Peter Calarie                                                            5,500                 13.75%
     T. Lowell Dean                                                           4,300                 10.75%
     Charles S. Dill                                                          1,900/2/               4.75%
     R. Keith Moore                                                           1,370                  3.43%
     Stella L. Samosky                                                          107                   **
     Guy Spera, Jr.                                                           1,100                  2.75%
    All current officers and directors as a group (7 persons)                16,557                 41.39%

Retirement Plan

  On December 31, 1970, Rural Valley adopted a money purchase pension plan (the "Plan") covering substantially all of its full-time employees. Rural Valley contributes an amount equal to ten percent of an eligible employee's salary to the plan on an annual basis.


------------------------------

/1/       Under regulations of the Securities and Exchange Commission, a person who has or shares voting or investment power with respect to a security is considered a beneficial owner of the securities. Voting power is the power to create or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. Unless, as was indicated in the other footnote below, each director has sole voting power over the shares indicated opposite their name.

/2/      Includes the following shares held jointly with spouses and or minor children as to which voting and investment power is shared with the spouse or child; Mr. Lee J. Calarie, 1,248 and Mr. Charles S. Dill, 1,700.

* Represents less than 1% of the Corporation Common Stock.

Certain Transactions

  There have been no material transactions, proposed or consummated, between Rural Valley and any director or executive officer of Rural Valley, or any associate of the foregoing persons. Rural Valley has had and intends to continue to have banking and financial transactions in the ordinary course of business with Directors and Officers of Rural Valley and their associates on comparable terms and with similar interest rates as those prevailing from time to time for other customers of Rural Valley. Total loans outstanding from Rural Valley at December 31, 1997, to Rural Valley's Officers and Directors as a group and members of their immediate families and companies in which they had an ownership interest of 5% or more was $62,980 or 0.8% of Rural Valley's total equity capital accounts. Such loans do not involve more than the normal risk of collectibility nor do they present other unfavorable features.

Principal Owners of Rural Valley Voting Securities

  Other than Directors, there are no persons who own of record or who is known to the Board of Directors of Rural Valley to be the beneficial owner of five percent (5%) or more of the Rural valley outstanding Common Stock.

Legal Matters

  The validity of the shares of BT Financial Common Stock to be issued in connection with the Merger and certain other legal matters regarding BT Financial will be passed upon by Pepper Hamilton LLP, Pittsburgh, Pennsylvania. Certain legal matters regarding Rural Valley will be passed upon by Calarie & Owen, Kittanning, Pennsylvania.

Experts

          The consolidated financial statements of BT Financial as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Proxy Statement/Prospectus have been incorporated herein in reliance on the Report of PricewaterhouseCoopers LLP, formerly Coopers & Lybrand L.L.P. independent accountants, given on the authority of that firm as experts in auditing and accounting.

                   INDEX TO RURAL VALLEY FINANCIAL STATEMENTS

Contents                                                                                         Page
-----------------------------------------------------------------------------------------------  ----
Rural Valley
     Balance Sheet as of June 30, 1998 and December 31, 1997 and 1996                             F-2
     Statements of Income for the six months ended June 30, 1998 and 1997
     and for the years ended December 31, 1997, 1996 and 1995                                     F-3
     Statements of Cash Flow for the six months ended June 30, 1998 and 1997
     and for the years ended December 31, 1997, 1996 and 1995                                     F-4
     Statement of Changes in Stockholders' Equity for the years ended December 31, 1997, 1996
     and 1995                                                                                     F-5
     Notes to Financial Statements                                                                F-6

                     PEOPLES NATIONAL BANK OF RURAL VALLEY
                     =====================================

                           BALANCE SHEET (UNAUDITED)


JUNE 30, 1998 AND DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

                                                            6/30/98        1997         1996
--------------------------------------------------------  -----------  -----------  -----------
   ASSETS
Cash and cash equivalents...............................  $ 1,271,974  $ 1,186,825  $ 1,097,752
Investment securities held-to-maturity, market
 $15,219,922 as of June 30, 1998, $14,791,941 in 1997
 and $13,930,947 in 1996................................   15,114,631   14,683,249   13,867,632
Investment securities available-for-sale at fair value..    5,160,786    5,155,672    5,124,354
Federal funds sold......................................    1,100,000    1,800,000    1,200,000
Loans receivable, net of allowance for loan losses
 of $126,435 as of June 30, 1998, $116,293 in 1997
 and $123,647 in 1996...................................   14,283,377   13,789,875   14,048,114
Premises and equipment, net.............................      108,284      114,217      124,539
Accrued income receivable...............................      325,874      304,156      294,914
Other assets............................................       79,024       56,351       17,761
                                                          -----------  -----------  -----------

  TOTAL ASSETS..........................................  $37,443,950  $37,090,345  $35,775,066
                                                          ===========  ===========  ===========
      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    Deposits:
        Noninterest-bearing.............................  $ 4,405,536  $ 4,884,228  $ 3,998,569
        Interest-bearing................................   24,700,227   24,017,152   23,894,418
    Accrued interest payable............................      137,526      122,105       95,393
    Other liabilities...................................        1,465       13,954       40,078
                                                          -----------  -----------  -----------
        Total Liabilities...............................  $29,244,754  $29,037,439  $28,028,458
                                                          ===========  ===========  ===========

    Commitments and contingencies.......................

Stockholders' equity:
    Common stock, $5 par value, 40,000 shares
      authorized, issued and outstanding................      200,000      200,000      200,000
    Additional paid-in capital..........................    1,000,000    1,000,000    1,000,000
    Retained earnings...................................    6,979,564    6,836,938    6,554,475
    Unrealized gain/loss(-) on securities available-
      for-sale, net.....................................       19,632       15,968       -7,867
                                                          -----------  -----------  -----------
        Total Stockholders' equity......................    8,199,196    8,052,906    7,746,608
                                                          -----------  -----------  -----------

            TOTAL LIABILITIES AND STOCKHOLDERS'
              EQUITY....................................  $37,443,950  $37,090,345  $35,775,066
                                                          ===========  ===========  ===========

             The accompanying notes to financial statements are an
                   integral part of the financial statements.

                     PEOPLES NATIONAL BANK OF RURAL VALLEY
                     =====================================

                        STATEMENT OF INCOME (UNAUDITED)


SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1997
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                             6/30/98     6/30/97      1997        1996        1995
-----------------------------------------  ----------  ----------  ----------  ----------  ----------
INTEREST INCOME:
 Interest and fees on loans..............  $  591,434  $  588,616  $1,197,250  $1,219,957  $1,167,405
 Interest and dividends on investments:
  Taxable................................     485,221     445,563     911,599     853,928     826,486
  Exempt from federal income taxes.......     101,436     110,192     219,525     231,316     251,989
 Interest on federal funds sold..........      47,878      43,042      77,285      58,578      62,083
                                           ----------  ----------  ----------  ----------  ----------
   Total Interest Income.................   1,225,969   1,187,413   2,405,659   2,363,779   2,307,963
                                           ----------  ----------  ----------  ----------  ----------

INTEREST EXPENSE:
 Interest on deposits....................     465,107     472,516     963,103     932,472     934,673
                                           ----------  ----------  ----------  ----------  ----------

    NET INTEREST INCOME..................     760,862     714,897   1,442,556   1,431,307   1,373,290
                                           ----------  ----------  ----------  ----------  ----------

OTHER INCOME:
 Fees for other services.................      25,133      32,247      67,158      70,826      81,474
                                           ----------  ----------  ----------  ----------  ----------

OTHER EXPENSES:
 Salaries and wages......................     119,149     123,346     255,855     247,371     246,306
 Payroll taxes and employee benefits.....      22,941      20,705      58,512      56,200      51,311
 Net occupancy expenses..................      24,875      34,406      59,787      47,417      75,241
 Computer services.......................      39,377      40,168      74,914      74,676      80,438
 State shares tax........................      54,493      53,437      53,437      52,047      50,558
 Deposit insurance.......................       1,736       1,259       3,010       2,000      32,171
 Other expenses..........................     106,887     100,007     194,176     173,135     156,788
                                           ----------  ----------  ----------  ----------  ----------
   Total Other Operating Expenses........     369,458     373,328     699,691     652,846     692,813
                                           ----------  ----------  ----------  ----------  ----------

    INCOME BEFORE INCOME TAXES...........     416,537     373,816     810,023     849,287     761,951
                                           ----------  ----------  ----------  ----------  ----------

 Provision for income taxes..............     115,600     104,366     215,486     212,975     179,928
                                           ----------  ----------  ----------  ----------  ----------

     NET INCOME..........................  $  300,937  $  269,450  $  594,537  $  636,312  $  582,023
                                           ==========  ==========  ==========  ==========  ==========

Basic common shares outstanding
 (average for the year)..................      40,000      40,000      40,000      40,000      40,000
                                           ==========  ==========  ==========  ==========  ==========

Basic earnings per common share..........       $7.52       $6.74      $14.86      $15.91      $14.55
                                           ==========  ==========  ==========  ==========  ==========

Dividends paid per common share..........       $4.00       $3.00       $8.00       $6.00       $5.00
                                           ==========  ==========  ==========  ==========  ==========


             The accompanying notes to financial statements are an
                   integral part of the financial statements.

                     PEOPLES NATIONAL BANK OF RURAL VALLEY
                     =====================================

                       STATEMENT OF CASH FLOW (UNAUDITED)


SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1997
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                        6/30/98      6/30/97        1997         1996         1995
----------------------------------------------------  -----------  -----------  -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income.........................................  $   300,937  $   269,450  $   594,537  $   636,312  $   582,023
 Adjustments to reconcile net income to
   cash provided by operating activities:
  Provision for depreciation........................        5,934        4,863       15,343       10,088       26,959
  Amortization of premium, net of accretion
    of discounts on investments.....................       -3,815       -3,119      -10,458       -9,814       -7,279
  Deferred income taxes.............................       10,113       -6,651       10,901        6,309      -91,553
  Increase(-)/decrease in interest
    receivable......................................      -21,718      -15,948       -9,242        4,463      -10,372
  Increase/decrease(-) in interest
    payable.........................................       15,421       15,629       26,712       -8,258       42,289
  Other assets and liabilities, net.................      -35,162      -79,116      -64,714       38,740       82,736
                                                      -----------  -----------  -----------  -----------  -----------
     Net cash provided by operating
      activities....................................      271,710      185,108      563,079      677,840      624,803
                                                      -----------  -----------  -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Repayments and maturities of securities
   held-to-maturity and available for sale..........    3,183,333      850,000    3,770,000    2,850,000    3,450,000
 Purchase of securities held-to-maturity and
   available for sale...............................   -3,620,775   -2,136,626   -4,585,617   -2,800,405   -2,752,168
 Net decrease/increase(-) in loans..................      206,498      899,420     -341,761     -174,246   -1,365,545
 Purchases of premises and equipment................                    -5,021       -5,021       -7,446      -39,446
                                                      -----------  -----------  -----------  -----------  -----------
     Net cash used in
      investing activities..........................     -230,944     -392,227   -1,162,399     -132,097     -707,159
                                                      -----------  -----------  -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase/decrease(-) in deposits...............      204,383      566,868    1,008,393      -94,946      173,449
 Common dividends paid..............................     -160,000     -120,000     -320,000     -240,000     -200,000
                                                      -----------  -----------  -----------  -----------  -----------
     Net cash used in financing activities..........       44,383      446,868      688,393     -334,946      -26,551
                                                      -----------  -----------  -----------  -----------  -----------

 Increase/decrease(-) in cash and cash
   equivalents......................................       85,149      239,749       89,073      210,797     -108,907

 Cash and cash equivalents at beginning
   of year..........................................    1,186,825    1,097,752    1,097,752      886,955      995,862
                                                      -----------  -----------  -----------  -----------  -----------
 Cash and cash equivalents at end of year...........  $ 1,271,974  $ 1,337,501  $ 1,186,825  $ 1,097,752  $   886,955
                                                      ===========  ===========  ===========  ===========  ===========

Supplemental disclosures of cash flow information:

 Cash paid during the year for:
   Interest on deposits.............................  $   449,686  $   456,887  $   936,391  $   940,730  $   892,384
   Federal income taxes, net of refunds.............      108,152      163,586      219,690      185,959      163,830


             The accompanying notes to financial statements are an
                   integral part of the financial statements.

                     PEOPLES NATIONAL BANK OF RURAL VALLEY
                     =====================================

            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)


YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                               Unrealized
                                            Common                            Gain/Loss(-)
                                            Stock     Additional              on Securities
                                            $5 par     Paid-In    Retained    Available for
                                            Value     Capital     Earnings        Sale         Total
                                           --------  ----------  ----------  ------------  -------------
Balance, December 31, 1994...............  $200,000  $1,000,000  $5,546,659    $-188,959      $6,557,700

  Change in unrealized gain/loss(-)
      on securities available for sale,
      net of tax.........................                             8,984      206,173         215,157

  Cash dividends declared................                          -200,000                     -200,000

  Net income.............................                           582,023                      582,023
                                           --------  ----------  ----------    ---------      ----------
Balance, December 31, 1995...............  $200,000  $1,000,000  $5,937,666    $  17,214       7,154,880

  Prior period adjustment................                           233,022                      233,022

  Change in unrealized gain/loss(-)
      on securities available for sale,
      net of tax.........................                           -12,525      -25,081         -37,606

  Cash dividends declared................                          -240,000                     -240,000

  Net income.............................                           636,312                      636,312
                                           --------  ----------  ----------    ---------      ----------
Balance, December 31, 1996...............   200,000   1,000,000   6,554,475       -7,867       7,746,608

  Change in unrealized gain/loss(-)
      on securities available for sale,
      net of tax.........................                             7,926       23,835          31,761

  Cash dividends declared................                          -320,000                     -320,000

  Net income.............................                           594,537                      594,537
                                           --------  ----------  ----------    ---------      ----------
Balance, December 31, 1997...............   200,000   1,000,000   6,836,938       15,968       8,052,906

  Change in unrealized gain/loss(-)
      on securities available for sale,
      net of tax.........................                             1,689        3,664           5,353

  Cash dividends declared................                          -160,000                     -160,000

  Net income.............................                           300,937                      300,937
                                           --------  ----------  ----------  -----------   -------------
Balance, June 30, 1998...................  $200,000  $1,000,000  $6,979,564    $  19,632      $8,199,196
                                           ========  ==========  ==========  ===========   =============

               The accompanying notes to financial statements are
                 an integral part of the financial statements.

                     PEOPLES NATIONAL BANK OF RURAL VALLEY
                     =====================================

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies of Peoples National Bank of Rural Valley (the "Bank") conform to general practices within the banking industry.

     A.   Business - The primary business of Peoples National Bank of Rural
          --------
Valley consists of attracting deposits from the general public in the communities that it serves and investing such deposits, together with other funds, in residential real estate loans, consumer loans, commercial loans and investment securities. Peoples National Bank of Rural Valley focuses on providing a wide range of consumer and commercial services to individuals, partnerships and corporations in Armstrong County. Peoples National Bank of Rural Valley is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by certain regulatory authorities.

     B.   Use of Estimates - The preparation of financial statements in
          ----------------
conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results could differ from those estimates.

     C.   Cash Equivalents - Peoples National Bank of Rural Valley considers all
          ----------------
noninterest-bearing amounts due from banks to be cash equivalents. At December 31, 1997 and 1996, the Bank maintained cash balances of $436,064 and $361,287 respectively, within four large financial institutions in southwestern Pennsylvania.

     D.   Investment Securities - Effective January 1, 1994, the Bank adopted
          ---------------------
the provisions of Statement of Financial Accounting Standards No. 115-- Accounting For Certain Debt and Equity Securities (SFAS 115). In accordance with this statement, securities are classified as held-to-maturity, available-for-sale or trading.

     Securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The Bank has the positive intent and ability to hold these securities to maturity. Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs and for other purposes. Available-for-sale securities are carried at fair value and include all debt and equity securities not classified as held-to-maturity or trading. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value. The Bank does not currently have any trading securities.

     Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported net of any income tax effect, as a separate component of share-holders' equity. Realized gains and losses for securities classified as either available-for-sale or held-to-maturity are reported in earnings based on the adjusted cost of the specific security sold.

     Prior to adoption of SFAS 115, all investment securities were stated at cost, adjusted for amortization of premiums and accretion of discounts, similar to the held-to-maturity category under the provisions of SFAS 115. Securities to be held for indefinite periods of time would have been reported as held-for-sale and carried at the lower of cost or fair value prior to implementation of SFAS 115.

     E.   Loans - Loans are stated at the principal amount outstanding.
          -----
Deferred loan fees and the allowance for loan losses are shown as reductions of loans. Interest income on loans is computed based on the outstanding loan balance. Interest accrual is discontinued when it appears that collection of principal or interest according to contractual terms may be doubtful. Interest collections on nonaccrual loans for which the collectibility of principal is uncertain are applied to principal. Otherwise, such collections are credited to income when received.

     The allowance for loan losses is increased by provisions for loan losses charged to operating expense and reduced by loans charged off, net of recoveries. The level of the allowance and the provision are determined based on management's evaluation of the loan portfolio, current and anticipated economic conditions, and other relevant factors. The allowance for loan losses is available to absorb future loan losses.

     While management believes it has established the allowance for loan losses in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

     F.   Premises and Equipment - Premises and equipment are stated at cost,
          ----------------------
less accumulated depreciated and amortization. Depreciation has been computed on straight-line and accelerated methods, based on the estimated useful lives of the respective asset. Costs of replacing structural parts and major units are considered individually and are expensed or capitalized as the facts dictate.

     G.   Income Taxes - Deferred federal income taxes are provided based on
          ------------
temporary differences between carrying the amounts of assets and liabilities for financial reporting and federal income tax purposes.

     H.   Effect of New Accounting Standards - In June 1996, the FASB issued FAS
          ----------------------------------
125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" FAS 125 provides new accounting and reporting standards for sales, securitizations and servicing of receivables and other financial assets, for certain secured borrowing and collateral transactions, and for extinguishments of liabilities. FAS 125 as amended by FAS 127, "Deferral of Effective Date of Certain Provisions of FAS 125," is generally to be applied to transactions occurring after December 31, 1996, with certain provisions having been delayed until 1998. FAS 125 has not materially impacted Peoples National Bank of Rural Valley's financial position or results of operations as a result of adoption.

     In February 1997, the FASB issued FAS 128, "Earnings per Share," which supersedes APB 15, "Earnings per Share," in order to simplify the standards of computing EPS. FAS 128 replaces the presentation of primary and fully diluted EPS with presentation of basic and diluted EPS and requires retroactive restatement for all periods presented. This standard is effective for periods ending after December 15, 1997. The effect of FAS 128 on Peoples National Bank of Rural Valley's EPS is not significant.

     In February 1997, the FASB issued FAS 129, "Disclosure of Information about Capital Structure," which consolidates existing guidance relating to capital structure. This standard is also effective for reporting periods ending after December 15, 1997. The standard does not significantly change the current presentation regarding capital structure.


2.   FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Bank utilized quoted market values, where available, to assign fair value to its financial instruments. In cases where quoted market values were not available, the Bank used present value methods to estimate the fair value of its financial instruments. These estimates of fair value are significantly affected by the assumptions made and, accordingly, do not necessarily indicate amounts that could be realized in a current market exchange. It is also the Bank's general practice and intent to hold the majority of its financial instruments until maturity and therefore, the Bank does not expect to realize the estimated amounts disclosed.

     The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents and other short-term assets:  The carrying
     -----------------------------------------------------
amounts reported in the balance sheet for cash and due from banks, and federal funds sold approximate those assets' fair values.

     Federal funds sold:  The carrying amount of overnight federal funds
     ------------------
approximates fair value.

     Loans:  The fair values for loans are estimated using interest rates
     -----
currently being offered for loans with similar terms to borrowers as measured by net credit losses and the loss of interest income from nonaccrual loans. The carrying amount of accrued interest approximates its fair value.

     Deposits:  The fair values disclosed for demand deposits (e.g., noninterest
     --------
and interest-bearing demand, money market and savings accounts) are, by definition, equal to the amount payable on demand. The carrying amounts for certificates of deposits and other time deposits approximate their fair value at year-end.

     Loan commitments:  Estimates of the fair value of these off-balance sheet
     ----------------
items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties. Also, unfunded loan commitments relate principally to variable rate commercial loans and fees are not normally assessed on the balance of these unfunded commitments.

     Estimates of fair value have not been made for items, which are not defined as financial instruments.


3.   CASH AND DUE FROM BANKS ON DEMAND

     Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements of all depository institutions with transaction accounts (checking accounts, NOW accounts, etc.) and nonpersonal time deposits (deposits with original maturities of 14 days or more). Reserves are maintained in the form of vault cash or a noninterest bearing balance held with the Federal Reserve Bank. The Bank also, from time to time, maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing.

     For the above mentioned purposes, the Bank maintained an average balance of $1,109,090 during 1997. Balances outstanding at other banks for various services were $473,046 at December 31, 1997 and $474,700 at December 31, 1996.

4.   INVESTMENT SECURITIES

     The following tables reflect the amortized cost and estimated fair values of debt, and equity securities held at December 31, 1997 and 1996. In addition, gross unrealized gains and gross unrealized losses are disclosed as of December 31, 1997 and 1996.

                                              1997
                                           ----------
                                              Gross        Gross    Estimated
                              Amortized    Unrealized  Unrealized     Fair
                                 Cost         Gains       Losses      Value
                              -----------  ----------  ----------  -----------
   AVAILABLE-FOR-SALE

U.S. Treasury obligations...  $ 5,095,477    $ 28,648    $ -4,453  $ 5,119,672
Federal Reserve Bank stock..       36,000                               36,000
                              -----------    --------    --------  -----------

  Total available-for-sale..  $ 5,131,477    $ 28,648    $ -4,453  $ 5,155,672
                              ===========    ========    ========  ===========

   HELD-TO-MATURITY

U.S. Treasury Securities....  $ 7,689,802    $ 76,995    $ -6,655  $ 7,760,142
U.S. Government Sponsored
 Agencies...................    2,099,967       4,788      -4,605    2,100,150
Obligations of state and
 political subdivisions.....    4,893,480      38,802        -633    4,931,649
                              -----------    --------    --------  -----------

  Total held-to-maturity      $14,683,249    $120,585    $-11,893  $14,791,941
                              ===========    ========    ========  ===========


                                              1996
                                            --------
                                              Gross       Gross     Estimated
                               Amortized   Unrealized  Unrealized    Fair
                                 Cost        Gains       Losses      Value
                              -----------  ----------  --------  -----------
   AVAILABLE-FOR-SALE

U.S. Treasury obligations...  $ 5,096,221    $ 12,726  $-20,593  $ 5,088,354
Federal Reserve Bank stock..       36,000                             36,000
                              -----------    --------  --------  -----------

  Total available-for-sale..  $ 5,132,221    $ 12,726  $-20,593  $ 5,124,354
                              ===========    ========  ========  ===========

   HELD-TO-MATURITY

U.S. Treasury Securities....  $ 7,189,176    $ 61,938  $-26,196  $ 7,224,918
U.S. Government Sponsored
 Agencies...................    1,900,149       1,076   -19,403    1,881,822
Obligations of state and
 political subdivisions.....    4,778,307      47,571    -1,671    4,824,207
                              -----------    --------  --------  -----------

  Total held-to-maturity....  $13,867,632    $110,585  $-47,270  $13,930,947
                              ===========    ========  ========  ===========


   The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

                         ....AVAILABLE-FOR-SALE....  ....HELD-TO-MATURITY....
                           Amortized      Fair          Amortized     Fair
                              Cost       Value             Cost       Value
                           ----------  ----------     -----------  -----------
Due in one year or less..  $1,799,758  $1,797,819     $ 3,355,811  $ 3,353,739
Due after one through
  five years.............   3,295,719   3,321,853      10,682,418   10,790,696
Due after five through
  ten years..............                                 591,211      593,625
Due after ten years......      36,000      36,000          53,809       53,881
                           ----------  ----------     -----------  -----------
                           $5,131,477  $5,155,672     $14,683,249  $14,791,941
                           ==========  ==========     ===========  ===========

   Fair value is established by an independent pricing service as of the approximate dates indicated. The difference between amortized cost and fair value reflects current interest rates and represents the potential gain or loss had the portfolio been liquidated on that date.

   At December 31, 1997, the Bank did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. government agencies, who's aggregate book value exceeded ten percent of stockholders' equity.

5.    LOANS

   Loans at December 31, 1997 and 1996 are summarized as follows:

                                  1997          1996
                              ------------  ------------

Commercial..................   $   689,815   $   907,458
Real estate - construction..       208,120       118,753
Real estate - mortgage......    10,089,544    10,142,021
Installment.................   $ 2,918,689   $ 3,003,529
                               -----------   -----------
                                13,906,168    14,171,761
Allowance for loan losses...      -116,293      -123,647
                               -----------   -----------
    Net Loans                  $13,789,875   $14,048,114
                               ===========   ===========


   Direct and indirect loans to officers during 1997 and 1996 are as follows:

                                  1997      1996
                                --------  --------
Balance at beginning of year..  $ 60,281  $ 60,978
  New loan disbursements......    15,000    41,000
  Repayments..................   -12,301   -41,697
                                --------  --------
Balance at end of year........  $ 62,980  $ 60,281
                                ========  ========

6.   OTHER FINANCIAL, COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet-risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and mortgage loans. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                                                              Contract or
                                                            Notional Amount
                                                            ---------------
   Financial instruments whose contract amounts
     represent credit risk - Commitments to
     extend credit.........................................     $201,706
                                                                ========

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

     The Bank primarily serves customers located in Armstrong County, Pennsylvania. As such, the Bank's loans and commitments have been granted to customers in that area. Concentration of credit by type of loan is presented in
Note 5.

7.    ALLOWANCE FOR LOAN LOSSES

     Transactions in the allowance for loan losses were as follows:

                                                      1997      1996      1995
                                                    --------  --------  --------
    Balance at beginning of year..................  $123,647  $124,569  $126,148
      Loans charged off...........................    -8,179    -5,665    -9,114
      Recoveries on previously charged off loans..       825     4,743     7,535
                                                    --------  --------  --------
    Balance at end of year........................  $116,293  $123,647  $124,569
                                                    ========  ========  ========

8.  PREMISES AND EQUIPMENT

   Premises and equipment at December 31, 1997 and 1996 are summarized as follows:

                                       1997       1996
                                     ---------  ---------

    Land...........................  $  10,036  $  10,036
    Building and parking lot.......    151,073    151,073
    Furniture and equipment........    308,668    303,647
                                     ---------  ---------
                                       469,777    464,756
    Less accumulated depreciation..   -355,560   -340,217
                                     ---------  ---------
                                     $ 114,217  $ 124,539
                                     =========  =========

   Depreciation and amortization of premises and equipment amounted to $15,343, $10,088 and $26,959 for the years ended December 31, 1997, 1996 and 1995 respectively and $5,934 and $4,863 for the six month periods ended June 30, 1998 and 1997 respectively.

9.  DEPOSITS

   A summary of deposits at December 31, 1997 and 1996 follows:

                                                  1997         1996
                                               -----------  -----------

Non-interest bearing demand..................  $ 4,884,228  $ 3,998,569
Interest-bearing demand......................      676,534      810,483
Savings......................................   13,754,025   14,359,929
Certificates of deposit of $100,000 or more..    2,616,725    1,202,168
Other time...................................    6,969,868    7,521,838
                                               -----------  -----------
                                               $28,901,380  $27,892,987
                                               ===========  ===========

10.  PENSION PLAN

   The Bank has a money purchase pension plan covering substantially all of its full time employees. The Bank contributes an amount equal to ten percent of eligible employee's salaries to the plan on an annual basis. Contributions to the money purchase plan totaled $14,741 for 1997, $14,231 for 1996 and $16,912 for 1995. No contributions were made during the six month periods ended June 30, 1998 and 1997.


11.  FEDERAL INCOME TAXES

   The components of the provision/benefit(-) for income taxes from operations are as follows:

                                                                                                      1997       1996       1995
                                                                                                    ---------  ---------  ---------
      Current.....................................................................................  $207,260   $215,650   $188,912
      Deferred....................................................................................     8,226     -2,675     -8,984
                                                                                                    --------   --------   --------
          Total                                                                                     $215,486   $212,975   $179,928
                                                                                                    ========   ========   ========

    A reconciliation of the federal statutory tax rate effective applicable to income taxes follows:

      Federal statutory rate......................................................................      34.0%     34.0 %     34.0 %
      Add (deduct) the effect of:
          Tax exempt interest.....................................................................      (9.5)      (9.5)     (11.5)
          Interest expense
            limitation............................................................................       1.1        1.1        1.3
          Other, net..............................................................................       1.0        (.5)       (.2)
                                                                                                    --------   --------   --------
      Effective tax rate..........................................................................      26.6%      25.1%      23.6%
                                                                                                    ========   ========   ========

   At December 31, 1997 the Bank had a deferred tax liability of $8,226, at December 31, 1996 there was a deferred tax asset of $2,675. Both of these were solely due to net unrealized holding gains and losses on securities.

   No valuation was established at December 31, 1996 in view of the Bank's ability to carry back net deferred taxes to taxes paid in previous years.

12.  REGULATORY CAPITAL

   Peoples National Bank of Rural Valley is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Peoples National Bank of Rural Valley's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Peoples National Bank of Rural Valley must meet specific capital guidelines that involve quantitative measures of Peoples National Bank of Rural Valley's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Peoples National Bank of Rural Valley's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require Peoples National Bank of Rural Valley to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 1997, that Peoples National Bank of Rural Valley meets all capital ade quacy requirements to which it is subject.

   As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized Peoples National Bank of Rural Valley as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. Peoples National Bank of Rural Valley's actual regulatory capital amounts are as follows:

                                                                                    To Be Well
                                                              For Capital         Capitalized Under
                                                               Adequacy           Prompt Corrective
                                         Actual                Purposes           Action Provisions
                                  ---------------------   ------------------     -------------------
                                   Amount in               Amount in              Amount in
                                  (thousands)     Ratio   (thousands)  Ratio     (thousands)  Ratio
                                  -----------    ------  ------------  -----     -----------  ------
As of December 31, 1997:
    Total Risk-Based Capital (to
         Risk-Weighted Assets)....  $8,145       64.54%  $1,010       8.00%       $1,262      10.00%
    Tier I Capital (to Risk-
         Weighted Assets).........   8,029       63.62%     505       4.00%          757       6.00%
    Tier I Capital (to
        Average Assets)...........   8,029       21.98%   1,468       4.00%        1,835       5.00%

As of December 31, 1996:
    Total Risk-Based Capital (to
        Risk-Weighted Assets).....  $7,879       62.04%  $1,016       8.00%       $1,270      10.00%
    Tier I Capital (to Risk-
        Weighted Assets)..........   7,755       61.06%     508       4.00%          762       6.00%
    Tier I Capital (to
        Average Assets)...........   7,755       21.74%   1,427       4.00%        1,783       5.00%

                                                   ANNEX A



                      Agreement and Plan of Reorganization


                                  by and among


                           BT Financial Corporation,


                                  Laurel Bank,


                                      and


                   The Peoples National Bank of Rural Valley

ARTICLE I - DEFINITIONS.......................................................................1

     1.01.  Definitions.......................................................................1
     1.02.  Accounting Terms..................................................................6

ARTICLE II - THE MERGER.......................................................................7

     2.01.  Merger............................................................................7
     2.02.  Conversion of Shares of Common Stock..............................................7
     2.03.  Articles of Incorporation; By-Laws................................................7
     2.04.  Directors and Officers............................................................8
     2.05.  Closing...........................................................................8
     2.06.  Exchange of Certificates for Stock and Cash.......................................8
     2.07.  Termination of this Reorganization Agreement.....................................10
     2.08   Confidentiality..................................................................11
     2.09.  Public Disclosure................................................................11

ARTICLE III - SHAREHOLDER APPROVAL...........................................................11

     3.01.  Rural Valley Shareholders Meeting................................................11

ARTICLE IV -  REPRESENTATIONS, WARRANTIES AND COVENANTS......................................12

     4.01.  Representations and Warranties of Rural Valley...................................12
     4.02.  Representations and Warranties of BT Financial...................................26
     4.03.  Representations and Warranties of Laurel.........................................30
     4.04.  Covenants of Rural Valley........................................................33
     4.05.  Covenants of BT Financial and Laurel.............................................39

ARTICLE V - REGISTRATION RIGHTS..............................................................44

     5.01.  Registration on Request..........................................................44
     5.02.  Registration Procedures..........................................................45
     5.03.  Preparation; Reasonable Investigation............................................49
     5.04.  Indemnification..................................................................50
     5.05.  Rule 144.........................................................................53

ARTICLE VI - CONDITIONS PRECEDENT............................................................53

     6.01.  Conditions Precedent to the Obligations of BT Financial and Laurel...............53
     6.02.  Conditions Precedent to the Obligations of Rural Valley..........................57
     6.03.  Waivers..........................................................................61

ARTICLE VII - BROKERS AND EXPENSES...........................................................61
     7.01.  Brokers..........................................................................61

     7.02.  Expenses.........................................................................61

ARTICLE VIII - MISCELLANEOUS.................................................................61

     8.01   Further Assurances...............................................................61
     8.02.  Survival of Representations, Warranties and Covenants............................62
     8.03.  Notices..........................................................................62
     8.04.  Binding Effect...................................................................62
     8.05.  Headings.........................................................................63
     8.06.  Counterparts.....................................................................63
     8.07.  Integration; No Third-Party Beneficiaries........................................63
     8.08.  Severability.....................................................................63
     8.09.  Amendments.......................................................................63
     8.10.  Governing Law....................................................................64
     8.11.  Incorporation by Reference.......................................................64


Schedules and Exhibits
----------------------

Schedule 4.01(a)        Rural Valley  - Power and Authority
Schedule 4.01(d)        Rural Valley  - Financial Statements
Schedule 4.01(k)(ii)    Rural Valley  - Loans
Schedule 4.01(n)        Rural Valley  - Real Property
Schedule 4.01(o)        Rural Valley  - Environmental Conditions
Schedule 4.01(q)        Rural Valley  - Leases
Schedule 4.01(r)        Rural Valley  - Material Contracts
Schedule 4.01(t)        Rural Valley  - Employee Benefits
Schedule 4.01(aa)(iii)  Rural Valley  - Investments
Schedule 4.06(g)        Certain Employees


Exhibit A               Form of Affiliates' Agreement - Rural Valley
Exhibit B               Form of Affiliates' Agreement - BT Financial Corporation

----------------
*The Table of Contents is not part of this Agreement.

                     AGREEMENT AND PLAN OF REORGANIZATION


          THIS AGREEMENT AND PLAN OF REORGANIZATION, is made and entered into as of the 5th day of June, 1998 (the "Reorganization Agreement"), by and among BT Financial Corporation, a business corporation organized and existing under the laws of the Commonwealth of Pennsylvania with its principal office at 532-534 Main Street, Johnstown, Pennsylvania 15901 ("BT Financial"), Laurel Bank, a bank and trust company organized and existing under the laws of the Commonwealth of Pennsylvania with its principal office at 532-534 Main Street, Johnstown, Pennsylvania 15901 ("Laurel"), and The Peoples National Bank of Rural Valley, a national banking association organized and existing under the laws of the United States of America with its principal office at 601 Main Street, Rural Valley, Pennsylvania 16249 ("Rural Valley").

                                  WITNESSETH:

          WHEREAS, the respective Boards of Directors of BT Financial, Laurel and Rural Valley have determined that it would be in the best interests of their respective organizations, shareholders and customers and the communities served by them for Rural Valley to be merged with and into Laurel (the "Merger") pursuant to this Reorganization Agreement, whereby the shareholders of Rural Valley will receive shares of common stock of BT Financial and cash; and

          WHEREAS, the respective Boards of Directors of BT Financial, Laurel and Rural Valley have approved the acquisition of Rural Valley by BT Financial through the proposed merger of Rural Valley with and into Laurel upon the terms and conditions set forth in this Reorganization Agreement; and

          WHEREAS, the parties intend that the Merger will be accounted for as a pooling of interests under generally accepted accounting principals and qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

          NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants, conditions and actions hereinafter set forth, the parties hereto, each intending to be legally bound hereby, agree as follows:


                                   ARTICLE I
                                  DEFINITIONS

          1.01. Definitions. The terms defined in this Section 1.01 shall have the meanings herein specified, unless the context clearly requires otherwise. Other terms used herein are defined elsewhere in this Reorganization Agreement.

     "Affiliate" of a Party means a Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Party.

     "Articles of Merger" means the Articles of Merger delivered to the Department of State of the Commonwealth of Pennsylvania for filing pursuant to
Section 1605(a) of the Banking Code.

     "Banking Code" means the Pennsylvania Banking Code of 1965, as amended.

     "BCL" means the Pennsylvania Business Corporation Law of 1988, as amended.

     "BT Financial Common Stock" means the common stock, par value $5.00 per share, of BT Financial.

     "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

     "Closing Date" shall have the meaning set forth in Section 2.05(a).

     "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1986.

     "Comptroller" means the Office of the Comptroller of the Currency.

     "Department of Banking" means the Pennsylvania Department of Banking.

     "Dissenters' Shares" mean any shares of Rural Valley Common Stock in respect of which the holders thereof shall have objected to the Merger and otherwise complied with such of the requirements of Sections 1571 et seq. of the BCL as may be applicable in order to be entitled to the rights and remedies of dissenting shareholders.

     "Effective Time of the Merger" means the date and time specified by the Department of Banking for filing the Articles of Merger with the Secretary of

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

State of the Commonwealth of Pennsylvania pursuant to the provisions of Sections 1605 of the Banking Code.

     "Environmental Condition" The term "Environmental Condition" means (x) the presence in surface water, groundwater, drinking water supply, land surface, subsurface strata, above-ground or underground storage tanks or other containers, or ambient air of any pollutant, contaminant, industrial waste, hazardous waste, polychlorinated biphenyls, radioactive materials, toxic or hazardous substances ("Hazardous Substances") or (y) any violation of any statute, ordinance, regulation, administrative order, judicial order or decree or other governmental requirement relating to the emission, discharge, deposit, disposal, leaching, migration or release of any Hazardous Substance into the environment or the generation, treatment, storage, transportation or disposal of any Hazardous Substance (i) arising out of or otherwise related to the operations or other activities (including the disposition of such materials or substances) of Rural Valley or of any predecessor in title, interest or line of business to Rural Valley, conducted or undertaken prior to the Closing, or (ii) existing at or prior to the Closing at any Owned Real Property, any real property leased by Rural Valley ("Leased Real Property"), any real property securing outstanding loans ("Secured Real Property"), or any property previously owned, leased, occupied, used or foreclosed upon ("Prior Property").

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "FDIA" means the Federal Deposit Insurance Act, as amended.

     "FDIC" means the Federal Deposit Insurance Corporation.

     "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

     "FHLMC" means the Federal Home Loan Mortgage Corporation.

     "FNMA" means the Federal National Mortgage Association.

     "GNMA" means the Government National Mortgage Association.

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

     "NASD" means the National Association of Securities Dealers, Inc.

     "NASDAQ" means the NASD Automated Quotations System.

     "Owned Real Property" shall have the meaning set forth in Section 4.01(n).

     "Parties" means BT Financial, Laurel, and Rural Valley in connection with this Reorganization Agreement.

     "PBGC" means the Pension Benefit Guaranty Corporation.

     "Person" means a corporation, an association, a partnership, an organization, a business, an individual, a government or a subdivision thereof or a governmental agency.

     "Permitted Dividend" means a regular quarterly cash dividend declared and paid in accordance with Rural Valley's past practices as to time of declaration, payment and amount. The aggregate amount of any Permitted Dividends declared and paid in any calendar quarter beginning after the date of this Agreement shall not exceed (A) the higher of (i) $80,000 in the aggregate, and (ii) the subtrahend of $80,000 minus the aggregate amount of dividends paid since the date of this Agreement multiplied by the number of calendar quarters ending after the date of this Agreement, and (B) the higher of (i) the amount by which net income for the quarter ending immediately before the quarter in which such dividend is paid exceeded $70,000, and (ii) the amount by which cumulative net income for each quarter ending after the date of this Agreement and before the quarter in which such dividend is paid shall have exceeded $70,000, multiplied by the number of quarters ending after the date of this Agreement.

     "Prospectus/Proxy Statement" means the Prospectus/Proxy Statement, together with any supplements thereto, to be sent to the shareholders of Rural Valley to solicit their votes in connection with the transactions contemplated by this Reorganization Agreement.

     "Registrable Securities" means (a) all shares of BT Financial Common Stock issued to shareholders of Rural Valley pursuant to this Reorganization Agreement and (b) any shares of BT Financial Common Stock issued or issuable with respect to any BT Financial Common Stock referred to in (a) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (w) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (x) they shall have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act, (y) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by BT Financial and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state law then in force, or (z) they shall have ceased to be outstanding.

     "Registration Expense" means all expenses incident to BT Financial's performance of or compliance with Sections 5.01 through 5.05, including, without limitation, (i) all registration, filing and NASD fees, (ii) all fees and expenses of complying with securities or blue sky laws, (iii) all word processing, duplicating and printing expenses, (iv) all messenger and delivery expenses, (v) the fees and disbursements of counsel for BT Financial and of its independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, (vi) the fees and disbursements of any one counsel and any one accountant retained by the holder or holders of more than 50% of the Registrable Securities being registered, (vii) premiums and other costs of policies of insurance against liabilities arising out of the public offering of the Registrable Securities being registered if BT Financial desires such insurance, and (viii) any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding underwriting discounts and commissions and transfer taxes, if any, provided that, in any case where Registration Expenses are not to be borne by BT Financial such expenses shall not include salaries of BT Financial personnel or general overhead expenses of BT Financial auditing fees, premiums or other expenses relating to liability insurance required by underwriters of BT Financial or other expenses for the preparation of financial statements or other data normally prepared by BT Financial in the ordinary course of its business or which BT Financial would have incurred in any event.

     "Registration Statement" means the registration statement on Form S-4 (or other appropriate form) of BT Financial, including any amendments or supplements thereto, as declared effective by the SEC under the Securities Act with respect to the issuance of BT Financial Common Stock in connection with the Merger and the approval by the shareholders of the transactions contemplated by this Reorganization Agreement, which Registration Statement shall include the Prospectus/Proxy Statement.

     "Regulatory Approvals" means all necessary approvals of the Merger by state and federal agencies, including the Department of Banking, the Federal Reserve Board, the FDIC and the Comptroller.

     "Resulting Bank" means Laurel after consummation of the Merger.

     "Rural Valley Common Stock" means the common stock, par value $5.00 per share, of Rural Valley.

     "Schedules" means the disclosure schedules attached hereto and made a part hereof.

     "SEC" means the United States Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Service" means the United States Internal Revenue Service.

     "Subsidiary" means any corporation or other entity, the securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation or other entity are at the time directly or indirectly owned or controlled by a Party.

     "Taxes" means all federal, state and local taxes and similar governmental charges.

     "Transactions" means the negotiation and execution of this Reorganization Agreement and the consummation of the transactions contemplated hereby, and all related transactions.

      1.02. Accounting Terms. For all purposes of this Reorganization Agreement, unless the context clearly requires otherwise, any accounting term not specifically defined in this Reorganization Agreement shall have the meaning given to it in accordance with generally accepted accounting principles and practices within the banking industry as in effect as of the date of this Reorganization Agreement.


                                   ARTICLE II
                                   THE MERGER

      2.01. Merger. Upon satisfaction of the conditions set forth herein, at the Effective Time of the Merger, Rural Valley shall merge with and into Laurel in accordance with the provisions and procedures set forth herein, and Laurel shall be the Resulting Bank. At the Effective Time of the Merger, the separate corporate existence of Rural Valley shall cease and Laurel shall succeed to all the rights, privileges, immunities and franchises, and all the property and assets, real, personal and mixed, of Rural Valley without the necessity for any separate conveyance or other transfer. Except as set forth in Section 4.04(g), the Resulting Bank shall thereafter be responsible and liable for all liabilities and obligations of every kind and description, and neither the rights of creditors nor any liens on the property of Rural Valley shall be impaired by the Merger.

      2.02.  Conversion of Shares of Common Stock.

     (a) At the Effective Time of the Merger, each share of Rural Valley Common Stock then outstanding, except Dissenters' Shares and treasury shares, shall be converted into the right to receive 11.82 shares of BT Financial Common Stock (the "Exchange Ratio").

     (b) At the Closing Date, by virtue of the Merger, and without any action on the part of the shareholders of Rural Valley, each of the then issued and outstanding shares of Rural Valley Common Stock shall cease to exist and shall be deemed canceled, retired and eliminated, and all rights in respect thereof (other than with respect to Dissenters' Shares) shall cease except the herein described rights to receive BT Financial Common Stock and cash, regardless of whether the certificates representing such shares are surrendered to BT Financial by the shareholders of Rural Valley.

     (c) The Exchange Ratio shall be adjusted at the Effective Time of the Merger to reflect any consolidation, split-up, other subdivision or combination of BT Financial Common Stock, any dividend payable in BT Financial Common Stock, or any capital reorganization involving the reclassification of BT Financial Common Stock subsequent to the date of this Reorganization Agreement and prior to such time.

      2.03. Articles of Incorporation; By-Laws. At the Effective Time of the Merger, the articles of incorporation and bylaws of Laurel as in effect immediately prior to the Effective Time of the Merger shall be the articles of incorporation and bylaws of the Resulting Bank.

      2.04. Directors and Officers. The directors and principal officers of Laurel immediately prior to the Effective Time of the Merger shall be the directors and principal officers of the Resulting Bank from and after the Effective Time of the Merger.

      2.05.  Closing.

     (a) The closing hereunder ("Closing") shall take place at the offices of Pepper Hamilton LLP, One Mellon Bank Center, Pittsburgh, Pennsylvania 15219, or such other place agreed upon by the Parties, on the Closing Date selected by the Parties which shall be the latest of:

          (i) Any business day within five business days after the receipt of the approval of the Merger by the Department of Banking;

          (ii) Any business day between the thirtieth and thirty-seventh day following receipt of the last Regulatory Approval other than the Regulatory Approval referred to in clause (ii), if all other conditions set forth in Article VI have been satisfied or waived;

          (iii) The fifth business day after any stay of any Regulatory Approval or any injunction against consummation of the Merger is lifted, discharged or dismissed, if all other conditions set forth in
          Article VI have been satisfied or waived;

          (iv) Such other date as shall be mutually agreed to in writing by the Parties on which all other conditions set forth in Article VI shall have been satisfied or waived.

     (b) Any Party may postpone the Closing Date fixed under Section 2.05(a) once for a reasonable period of time (which shall be no more than thirty (30) days but in no event ending later than the day of automatic termination in accordance with Section 2.07(g)) if necessary to enable it to perform any obligations hereunder, provided, that such Party provides prompt written notice to the other Parties of such postponement, stating the reasons therefor. If Rural Valley, Laurel or BT Financial shall fail to close because all the conditions precedent to its obligation to close shall not have been met on the Closing Date as postponed, such Party may immediately terminate this Reorganization Agreement by giving written notice of such termination to the other Parties.

     2.06.  Exchange of Certificates for Stock and Cash.

     (a) Common Stock. After the Effective Time of the Merger, each holder of a certificate for theretofore outstanding shares of Rural Valley Common Stock will be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of BT Financial Common Stock to which such shareholder is entitled as provided in Section 2.02 plus cash (payable by check) in lieu of any fractional share of BT Financial Common Stock to which such holder would otherwise be entitled. Such exchange will be effected upon surrender of such certificate to BT Financial or its exchange agent, together with a duly executed and completed Letter of Transmittal, which will be mailed to each holder of a certificate for theretofore outstanding shares of Rural Valley Common Stock by BT Financial or its exchange agent promptly following the Effective Time of the Merger.

     (b) Fractional Shares. Neither certificates nor scrip certificates for fractions of shares of BT Financial Common Stock shall be issued. Holders of Rural Valley Common Stock who would but for Section 2.06(a) be entitled to receive fractions of shares of BT Financial Common Stock shall have none of the rights with respect to such fractions of shares (including, without limitation, the right to receive dividends) which a holder shall possess in respect of a full share of BT Financial Common Stock issuable as a result of the Merger, and each such holder shall receive, in lieu of the applicable fraction of a share of BT Financial Common Stock, a cash payment therefor equal to such fraction of a share of BT Financial Common Stock multiplied by the closing sales price on NASDAQ for a share of BT Financial Common Stock on the Closing Date as reported in the Wall Street Journal, or, if the BT Financial Common Stock is not traded on such date, the next succeeding day on which such stock is traded. No interest will be paid or accrued on cash payable upon surrender of certificates previously representing Common Stock.

     (c) Failure to Surrender Certificates. Until surrendered in accordance with the provisions of this Section 2.06, the certificates which immediately prior to the Effective Time of the Merger represented issued and outstanding shares of Common Stock (except for certificates representing Dissenters' Shares and treasury shares) shall from and after the Effective Time of the Merger represent for all purposes only the right to receive BT Financial Common Stock. Upon surrender of a certificate for theretofore outstanding shares of Rural Valley Common Stock, there shall be paid to the recordholder of the certificate for shares of BT Financial Common Stock issued in exchange therefor (i) on the date of such exchange, the amount of dividends theretofore accrued and payable with respect to such full shares of BT Financial Common Stock as of any date subsequent to the Effective Time of the Merger which have not yet been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date, the amount of dividends with a record date after the Effective Time of the Merger but prior to such surrender and a payment date subsequent to such surrender. No interest shall be payable with respect to such dividends.

     (d) Treasury Shares and Dissenters' Shares. At the Effective Time of the Merger, each share of Rural Valley Common Stock held in treasury shall be canceled, retired and cease to exist and no consideration shall be paid therefor, and each Dissenters' Share shall be treated in accordance with 12 U.S.C. Section 215(b), as amended.

      2.07. Termination of this Reorganization Agreement. This Reorganization Agreement and the transactions contemplated hereby may be terminated:

      (a) At any time prior to the Effective Time of the Merger by mutual consent of the Boards of Directors of BT Financial, Laurel and Rural Valley;

      (b)  As provided in Section 2.02(a);

      (c)  As provided in Section 2.05(b);

      (d) At any time, by either Party hereto in writing, if the applications for prior approval referred to in Section 4.05(e) hereof have been denied, and the time period for appeals and requests for reconsideration has run;

      (e) At any time, by either Party hereto in writing, if the stockholders of do not approve the transactions contemplated herein at the annual or special meetings duly called for that purpose;

      (f) At any time, by either Party in writing, if any of the conditions precedent to such Party's obligations to consummate the Merger has not been satisfied, fulfilled or waived by the Party entitled to so waive on or before the Closing Date, provided that the terminating Party has given the other Party written notice with respect thereto at least 10 days prior to such termination and has given the other Party a reasonable opportunity to discuss the matter with a view to achieving a mutually acceptable resolution;

      (g) In any event, automatically on March 31, 1999, if the Merger has not been consummated on or before such date, unless extended by mutual consent of the Parties.

Upon any termination hereunder,

          (i) Sections 2.07 and 2.08 and Article VI hereof shall survive any termination;

          (ii)  if BT Financial terminates this Reorganization Agreement under
          Section 2.05(b) due to the failure of any of the conditions set forth in Section 6.01 and satisfaction of such condition was within the control of Rural Valley, then Rural Valley shall reimburse BT Financial for attorneys' fees and other expenses reasonably incurred in connection with the Transactions (to the extent not already paid by Laurel Valley to BT Financial or any of its Subsidiaries) and upon payment in full thereof, shall have no further liability or obligation hereunder to BT Financial; and

          (iii)  if Rural Valley terminates this Reorganization Agreement under
          Section 2.05(b) due to the failure of any of the conditions set forth in Section 6.02 and satisfaction of such condition was within the control of BT Financial, then BT Financial shall reimburse Rural Valley for attorneys' fees and other expenses reasonably incurred in connection with the Transactions and upon payment in full thereof, BT Financial shall have no further liability or obligation hereunder to Rural Valley.

     In no event shall the amount reimbursed for attorneys' fees and other expenses reasonably incurred in connection with the Transactions under clauses
(ii) or (iii) of this Section 2.07 exceed $100,000.

     2.08 Confidentiality. In connection with the Merger, each Party has furnished and will furnish to the other Party, pursuant to this Reorganization Agreement or otherwise, confidential information concerning its business and financial condition. Each Party shall, and shall cause its employees, agents, accountants, attorneys and investment advisors to, maintain the confidentiality of such information received from the other Parties and shall not use such information for any purpose except in furtherance of the Merger and the other transactions contemplated hereby. In the event of a termination of this Reorganization Agreement, upon request by a Party, the other Parties shall return or destroy all copies of written confidential information received from such Party, whether pursuant to this Reorganization Agreement or otherwise, and all documents prepared by them which contain such information.

     2.09. Public Disclosure. Each Party shall consult with the other Parties before issuing any press release or making any other public disclosure regarding the proposed Merger or the other transactions contemplated hereby and shall not issue any press release or make any other public disclosure prior to such consultations, except as may be required by law or by the rules of the NASD in the opinion of counsel. A copy of such press release or public disclosure (or, if not in written form, a written description thereof) shall be provided to the other Parties prior to the dissemination thereof.

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

                                  ARTICLE III
                              SHAREHOLDER APPROVAL

      3.01. Rural Valley Shareholders Meeting. Rural Valley shall submit this Reorganization Agreement to its shareholders for approval in accordance with the law and its articles of association and bylaws at a meeting duly convened and held on such date as shall be agreed upon by the Parties. In connection with such meetings, Rural Valley shall furnish the Prospectus/Proxy Statement to its shareholders. The Board of Directors of Rural Valley shall recommend the proposed Merger to its shareholders and use their best efforts to obtain the affirmative vote of the shareholders required to approve the transactions contemplated by this Reorganization Agreement.



                                 ARTICLE IV
                   REPRESENTATIONS, WARRANTIES AND COVENANTS

      4.01. Representations and Warranties of Rural Valley. Rural Valley represents and warrants to BT Financial and Laurel as follows:

     (a) Organization and Capitalization. Rural Valley is a national banking association duly organized and validly existing under the National Bank Act. Except as set forth in Schedule 4.01(a), Laurel Valley has the corporate power and authority to carry on its business as it is now being operated and to carry out the transactions contemplated by this Reorganization Agreement. Rural Valley 's deposits are insured by the Bank Insurance Fund of the FDIC. The authorized capital stock of Rural Valley consists of 40,000 shares of common stock having a par value of $5.00 per share, of which 40,000 shares are issued and outstanding as of the date hereof and no shares are held in the treasury of Rural Valley. All issued and outstanding shares of Rural Valley Common Stock are validly issued, fully paid and nonassessable. There is no subscription, option, warrant, call, right, stock appreciation right or commitment of any kind obligating to issue any of its stock or to acquire any of its stock under any circumstances or to pay cash on account of stock appreciation. Rural Valley has no subsidiaries.

     (b) Authority for Transactions. This Reorganization Agreement has been, and the Articles of Merger, when executed and delivered, will have been, duly and validly authorized, executed and delivered by Rural Valley, subject only to Regulatory Approvals and approval by the shareholders of Rural Valley, and each constitutes the valid and binding obligations of Laurel Valley and are and will be enforceable in accordance with their respective terms.

     (c) No Conflicts. Neither the execution, delivery and performance of this Reorganization Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Rural Valley with any of the provisions hereof or thereof will (i) violate, or conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the imposition of any lien, security interest, charge or encumbrance upon any of the properties or assets of Rural Valley under any of the terms, conditions or provisions of, (A) the articles of association or bylaws, as amended, of Rural Valley or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Rural Valley is a party or by which Rural Valley is bound or to which any of Rural Valley 's properties or assets may be subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations, rights or impositions which would not, in the aggregate, have a material adverse effect on Rural Valley 's business or financial condition, or (ii) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Rural Valley or any of its properties or assets.

     (d) Financial Statements. Rural Valley has delivered to BT Financial true, correct and complete copies of its unaudited financial statements for the years ended December 31, 1995, 1996 and 1997, including its statements of financial condition, statements of income, statements of stockholders' equity, the notes thereto, and for the three months ended March 31, 1998, its statements of financial condition and income. Such financial statements present fairly, completely and accurately in all material respects Rural Valley 's financial position, assets and liabilities and results of operations as of the dates and for the periods covered thereby, and were prepared in accordance with generally accepted accounting principles and practices within the banking industry consistently applied, except that any unaudited interim financial statements are subject to normal recurring year-end audit adjustments and do not contain all footnotes required under generally accepted accounting principles. To the knowledge of Rural Valley, there are no material obligations or liabilities (whether absolute, accrued or contingent) which, in accordance with generally accepted accounting principles, should be reflected in the financial statements of Rural Valley or otherwise disclosed in the footnotes thereto and which are not so reflected or disclosed, except as set forth in Schedule 4.01(d). Since December 31, 1997, there has been no material adverse change in the financial condition, assets, liabilities, income or operations of Rural Valley.

     (e) Certain Changes. Since December 31, 1997, there has been (i) no material change in the organization, key personnel or method of doing business of Rural Valley, except for changes in the ordinary course of business, none of which, individually or in the aggregate, has been material to the business or financial condition of Rural Valley; (ii) no material damage, destruction or casualty loss with respect to property owned or leased by Rural Valley (whether or not covered by insurance) which affected or could affect the business or financial condition or results of Rural Valley; (iii) no changes in the authorized or issued shares of Rural Valley Common Stock and no declaration or payment of distributions with respect to the Rural Valley Common Stock or redemption or repurchase of any such shares, except for regular cash

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

dividends not exceeding $2.00 per share per quarter; or (iv) no acquisition by Rural Valley of the assets or more than 5% of the outstanding voting capital stock of another corporation.

     (f) Taxes. Rural Valley has filed when due all returns ("Returns") for and paid in full all state, federal and local Taxes to the extent such filings and payments were required prior to the date of this Reorganization Agreement. Such filings comply with all applicable laws and are true, correct and complete in all material respects. Any amounts set up as accruals or reserves in the audited financial statements of Rural Valley are sufficient for the payment of all Taxes, whether or not presently being asserted or assessed, the liability for which has arisen from any action of Rural Valley prior to the dates of such financial statements. No claims are currently being made by any taxing authority with respect to any Return, and Rural Valley has no knowledge of any basis for any such claims. Proper and accurate amounts have been withheld and remitted by Rural Valley from and for their employees for all prior periods in compliance with the tax withholding provisions of applicable federal, state and local law. Rural Valley has not had any Tax deficiencies proposed or assessed against it and has not executed any waiver or extended the statute of limitations on the audit of any Return or the assessment or collection of any Tax. Rural Valley has not made any payment, nor is it obligated to make any payment, nor is it a party to any agreement that under certain circumstances could obligate it to make any payment, that would not be deductible under Code Sections 280G or 162(m).

     (g) Litigation. No action, suit, investigation, claim or proceeding of any nature or kind whatsoever, whether civil, criminal or administrative, by or before any governmental body or arbitrator ("Litigation") is pending or, to the knowledge of Rural Valley, threatened against or affecting Rural Valley, its business, any of Rural Valley 's assets, any Rural Valley Common Stock, or any of the transactions contemplated by this Reorganization Agreement, and, to the knowledge of Rural Valley, there is no basis for any Litigation. Rural Valley has not been a party to any other Litigation since December 31, 1992. There is presently no outstanding judgment, decree or order of any governmental body against or affecting Rural Valley, its business, any of Rural Valley 's assets, any of Rural Valley 's Common Stock, or any of the transactions contemplated by this Reorganization Agreement. Rural Valley does not have pending any Litigation against any third party.

     (h) Compliance with Laws. To the knowledge of Rural Valley, Rural Valley is in compliance in all material respects with all laws and regulations applicable to its operations or with respect to which compliance is a condition of engaging in the business thereof. Rural Valley has paid all assessments and filed all reports and statements required to be filed with respect thereto under the rules and regulations of the Comptroller.

     (i) Agreements with Banking Authorities. Rural Valley is not a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, the Comptroller or any other regulatory agency which restricts its activities in any manner, or in any manner relates to the capital adequacy, credit policies or management of Rural Valley, nor has Rural Valley been advised by any such regulatory agency that it is contemplating, issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, agreement, memorandum of understanding, commitment letter or similar undertaking.

     (j) Regulatory Reports. Rural Valley has made available for inspection by BT Financial (i) copies of all reports, if any, to the Comptroller and (ii) all material notices, reports and review letters received from the Comptroller or any other governmental agency.

     (k) Loans. Each loan outstanding on the books of Rural Valley is reflected correctly in all material respects by the loan documentation relating thereto, was made in the ordinary course of business, was not known to be uncollectible at the time it was made, and was made in accordance with Rural Valley 's standard loan policies. Rural Valley has not received notice from any obligor on any such loan of a dispute with respect to the loan or that the loan may be unenforceable against the obligor. All loans sold by Rural Valley, including whole loans and participations, were sold without recourse.

     As of December 31, 1997, except as set forth in Schedule 4.01(k) attached hereto, Rural Valley: (i) had no loans, of any type or character, in its portfolio (A) exceeding its lending limits under applicable provisions of Pennsylvania and federal law, or (B) in violation of Regulation 0 or 12 C.F.R.
Part 215, or similar provisions under Pennsylvania law; (ii) had no loan in its portfolio in excess of $250,000 which was not secured by a mortgage, note, deed of trust, security agreement or other security and (iii) had no loans, of any type or character, in its portfolio in excess of $250,000 which were or should have been as of such date (A) considered non-performing or placed on a non-accrual status or (B) classified by as other loans specially mentioned, substandard, doubtful or loss loans, except in any case such loans as were listed on Rural Valley 's most recent internal classified asset report, a copy of which has been made available to BT Financial. For purposes of this Reorganization Agreement, "non-performing" and "non-accrual" shall mean any loan delinquent for 90 days or more as to the payment of interest and/or principal.

     (l) Loan Loss Reserve. The loan loss reserve maintained by for all loans in its portfolio is in the best judgment of Rural Valley management, adequate in all material respects under the requirements of generally accepted accounting principles and practices within the banking industry to cover all material known and anticipated risks of nonpayment with regard to Rural Valley 's loan portfolio.

     (m) Core Deposits. Rural Valley has delivered to, or made available for inspection by, BT Financial a summary of the total amounts held by depositors that in the aggregate each have less than $100,000 on deposit with Rural Valley ("Core Deposits"). In addition, Rural Valley has delivered to, or made available for inspection by, BT Financial a complete list of all depositors that have monies on deposit at Rural Valley that are not Core Deposits.

     (n) Real Property. Rural Valley has good and marketable title to the real property (including real estate owned or acquired through foreclosure) listed in
Schedule 4.01(n) ("Owned Real Property"), free and clear of all material liens, leases, security interests, title retention agreements, encumbrances, restrictions, conditions, charges, equities and claims, except those referred to in Rural Valley 's statement of financial condition dated December 31, 1997 or the notes thereto, liens for current Taxes not yet due and payable, any unfilled mechanics' liens and such encumbrances and imperfections of title, if any, as are not substantial in character or amount or do not otherwise materially impair Rural Valley. The present uses of the Owned Real Property are in compliance with the present zoning classifications assigned to such real property, and all improvements constructed on the land included in the Owned Real Property have been constructed in all material respects in accordance with the requirements of all applicable building, health, safety, environmental, zoning and other federal, state and local laws, ordinances, regulations, codes, licenses or permits applicable at the time of such construction, do not contain any defect in design or construction or otherwise, and have access to existing highways, roads and utility services. Rural Valley has not received any notice or request from any governmental authority, utility, insurer, board of fire authorities or similar organization for the performance of any work or alteration with respect to the Owned Real Property or for the termination or limitation of any access, services or insurance with respect thereto. All such Owned Real Property is adequately insured against loss, except with respect to Environmental Conditions. Rural Valley does not own any real property not listed in Schedule 4.01(n).

     (o) Environmental. Except as disclosed in Schedule 4.01(o) attached hereto:

          (i) To the best of Rural Valley 's knowledge, there are no Environmental Conditions; the term "Environmental Condition" means (A) the presence in surface water, groundwater, drinking water supply, land surface, subsurface strata, above-ground or underground storage tanks or other containers, or ambient air of any pollutant, contaminant, industrial waste, hazardous waste, polychlorinated biphenyls, radioactive materials, toxic or hazardous substances ("Hazardous Substances") or (B) any violation of any statute, ordinance, regulation, administrative order, judicial order or decree or other governmental requirement relating to the emission, discharge, deposit, disposal, leaching, migration or release of any Hazardous Substance into the environment or the generation, treatment, storage, transportation or disposal of any Hazardous Substance (i) arising out of or otherwise related to the operations or other activities (including the disposition of such materials or substances) of Rural Valley or of any predecessor in title, interest or line of business to Rural Valley, conducted or undertaken prior to the Closing, or (ii) existing at or prior to the Closing at any Owned Real Property, any real property leased by Rural Valley ("Leased Real Property"), any real property securing outstanding loans ("Secured Real Property"), or any property previously owned, leased, occupied, used or foreclosed upon ("Prior Property");

          (ii) No investigation, administrative order, consent order, agreement, litigation or settlement with respect to any Environmental Condition is proposed, threatened or in existence, and Rural Valley has received no communication from or on behalf of any governmental authority that alleges that any such Environmental Condition exists;

          (iii) Rural Valley has obtained, holds, and will maintain all permits, licenses, authorizations, consents, approvals, waivers, variances or exemptions ("Governmental Approvals") issued by any federal, state, local, foreign, regional or other judicial, governmental, administrative or regulatory authority or instrumentality ("Governmental Authority") required under any federal, state, local or foreign statutory or common law, rule, regulation, ordinance, code, policy, guidelines or Governmental Approvals, relating to Environmental Law for the ownership, use, occupation, operation and other activities of Rural Valley, any Owned Real Property, Leased Real Property, Secured Real Property and Prior Property. Rural Valley has made to any Governmental Authority all filings, reports, registrations, notices or other submissions ("Governmental Filings") required under Environmental Laws with respect to the ownership, use, occupation, operation and other activities of Rural Valley and the Owned Real Property, Leased Real Property, Secured Real Property and any Prior Property. Such required Governmental Approvals and Governmental Filings are listed on Schedule 4.01(o) attached hereto. The term "Environmental Law" means all statutory and common law, rules, regulations, ordinances, Governmental Approvals, guidelines, policies, judicial or administrative orders or decrees of any federal, state or local Governmental Authority relating to the protection of human health and safety or the environment.

          (iv) Rural Valley has not transported or disposed of any Hazardous Substances or arranged for the transportation or disposal of such Hazardous Substances to any location which is listed or to the knowledge of Rural Valley proposed for listing under CERCLA, a comparable state statute or other Environmental Law, or which is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against Rural Valley for clean-up costs, remedial work, damages to natural resources or for personal injury claims, including, but not limited to, claims under CERCLA. None of the Owned Real Property, Leased Real Property, Secured Real Property or Prior Property is listed or, to the knowledge of Rural Valley, proposed for listing under CERCLA or a comparable state or other Environmental Law.

          (v) Each of the Governmental Approvals set forth in Schedule 4.01(o) is in full force and effect and is final, any fixed period for appeal or review having elapsed (other than as to ongoing compliance or modification during the term of such Governmental Approval as otherwise provided by law or as indicated in Schedule 4.01(o)). No such Governmental Approval is subject to any pending suit, action, investigation of which Rural Valley has notice, proceeding or appeal (whether judicial, administrative or otherwise) and, to the best of Rural Valley 's knowledge, no such matter is threatened.

          (vi) To the knowledge of Rural Valley, with respect to its operation or other activities, any Owned Real Property, Leased Real Property, Secured Real Property or Prior Property, Rural Valley has complied in all material respects with, and currently is in compliance in all material respects with: (A) the terms and conditions of all Governmental Approvals issued or required pursuant to any Environmental Law, and (B) all other limitations, restrictions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any Environmental Law, or in any written notice, order, or demand letter issued, entered, promulgated, or approved pursuant to any Environmental Law;

          (vii) Rural Valley has not received any notice of violation or other notification from any Governmental Authority, or any written notice from any third party, alleging that Rural Valley is now or has been in violation of any Environmental Law;

          (viii) To the knowledge of Rural Valley, no ozone depleting substances ("ODS"), polychlorinated biphenyls ("PCBs"), asbestos containing material ("ACM"), or urea formaldehyde insulation ("UFI") is present on or at any Owned Real Property, Leased Real Property, Secured Real Property or any Prior Property, and Rural Valley has complied with all regulatory requirements relating to the storage, removal, disposal or release, if any, of ODS, ACM, PCB, or UFIs which currently are or may in the past have been located on or at any Owned Real Property, Leased Real Property, Secured Real Property and any Prior Property.

          (ix) To the knowledge of Rural Valley, there are not now any underground or aboveground storage tanks and associated piping ("Storage Tanks") on or at any Owned Real Property, Leased Real Property, Secured Real Property or Prior Property, nor has Rural Valley owned or operated Storage Tanks at any time.

          (x) With respect to the ownership, use, occupation, operation and other activities of Rural Valley, any Owned Real Property, Leased Real Property, Secured Real Property and any Prior Property, Rural Valley has not received any written request for information from any Governmental Authority or other Person related to any site which is, or may be, subject to actions for removal, response, remediation or cleanup of Hazardous Substances, including, but not limited to, any information request pursuant to CERCLA, comparable state statutes, or other Environmental Law;

          (xi) Neither Rural Valley nor, to the knowledge of Rural Valley, any other Person ever caused or permitted any Hazardous Substances to be placed, stored, treated, handled or located on, under or at any Owned Real Property, Leased Real Property, Secured Real Property or Prior Property or any part thereof other than in the ordinary course of business and in compliance with all Environmental Laws.

          (xii) Rural Valley has complied in all material respects with all applicable provisions of any Environmental Laws that condition, restrict or prohibit the transfer, sale, lease or closure of any property for environmental reasons; no environmental lien has attached to any portion of Rural Valley or any Owned Real Property, Leased Real Property, Secured Real Property or Prior

          Property, and no governmental actions have been taken or are in progress that could subject any or all of the foregoing to any such lien.

          (xiii) There have been no past and there are no pending or contemplated claims by Rural Valley, under any Environmental Laws based on actions of others that may have impacted any Owned Real Property, Leased Real Property, Secured Real Property or Prior Property, and Rural Valley has not entered into any agreement with any Person regarding liabilities or responsibilities with respect to (i) any Environmental Law, (ii) remedial action or (iii) other environmental expense (including contingent liabilities).

          (xiv) Rural Valley has not agreed to retain, assume or guarantee the costs of any investigation, removal, response, remediation or cleanup of any property.

          (xv) Rural Valley has provided copies of all material reports, documents and other information pertaining to compliance with Environmental Laws and environmental matters or liabilities arising out of, resulting from or in connection with the operations of Rural Valley, any Owned Real Property, Leased Real Property, Secured Real Property or Prior Property.

     (p) Personal Property. All personal property used by Rural Valley in its business is either owned or leased by Rural Valley and is suitable for the operations and business as currently conducted by Rural Valley.

     (q) Leases. All leased real property and leased personal property of Rural Valley is listed in Schedule 4.01(q) attached hereto. Except as disclosed in Schedule 4.01(q), no consents or approvals are required under the leases for such property in connection with the transactions contemplated by this Reorganization Agreement.

     (r) Material Contracts. True, correct and complete copies of all material contracts, agreements, plans, loans, leases, indentures, mortgages, instruments, or other commitments, arrangements, understandings, letters of credit or undertakings, oral or written, formal or informal, to which Rural Valley is a party or otherwise bound or to which its assets may be affected have been submitted or made available to BT Financial or are included as part of Schedule 4.01(r) (hereinafter referred to individually as a "Contract" and collectively as the "Contracts"). There is no breach or default (or an event which, with notice or lapse of time or both, would constitute a default) by Rural Valley of or with respect to any provision of any Contract to which Rural Valley is a party that could have a material adverse effect upon the financial condition, operations, results of operations or business of Rural Valley. All such Contracts, including but not limited to all contracts relating to the purchase and sale of loans, are or will be assignable to BT Financial or Laurel, as the case may be, without further action thereby effective as of the Closing Date, except as listed in Schedule 4.01(r). Rural Valley is not currently renegotiating any Contract.

     (s) Insurance. Rural Valley is not in default with respect to any provisions of any liability or other forms of insurance held by it or has failed to give any notice or present any claim thereunder in a due and timely fashion. All polices of insurance are in full force and effect and are carried in an amount and are otherwise adequate to protect Rural Valley from any material adverse loss on a consolidated basis. Rural Valley has not been denied any application for insurance or had any policy of insurance terminated during the past three years, nor has Rural Valley been notified of any pending termination.

     (t)  Employee Benefits.

          (i) Benefit Plans; Company Plans. Schedule 4.01(t) discloses all written and unwritten "employee benefit plans" within the meaning of
          Section 3(3) of ERISA, and any other written and unwritten profit sharing, pension, savings, deferred compensation, consultant, bonus, fringe benefit, insurance, medical, medical reimbursement, life, disability, accident, post-retirement health or welfare benefit, stock option, stock purchase, sick pay, vacation, employment, severance, termination or other incentive, welfare or employee benefit plan, agreement, contract, policy, trust fund or arrangement (each a "Benefit Plan"), whether or not funded and whether or not terminated,
          (i) maintained or sponsored by Rural Valley, or (ii) with respect to which Laurel Valley has or may have liability or is obligated to contribute, or (iii) that otherwise covers any of the current or former employees of Laurel Valley or their beneficiaries, or (iv) as to which any such current or former employees or their beneficiaries participated or were entitled to participate or accrue or have accrued any rights thereunder (each, a "Company Plan"). For each Company Plan, to the extent applicable to each such Company Plan, complete copies of the following have been delivered to BT Financial: (i) the documents embodying the Company Plans, including the plan documents, all amendments thereto, the related trust or funding agreements, investment management agreements, administrative service contracts, insurance contracts, union or trade agreements and, in the case of any unwritten Company Plans, written descriptions thereof; (ii) annual reports including Forms 5500 and all schedules thereto for the last three years; (iii) financial statements for the last three years; (iv) actuarial reports, if applicable, for the last three years; and (v) each communication (other than routine communications) received by from or furnished by Rural Valley to the Service, DOL, PBGC or other governmental authorities. Rural Valley has also furnished to BT Financial a copy of the current summary plan description and each summary of material modification prepared in the last three years for each Company Plan, and all employee manuals, handbooks, policy statements and other written materials given to employees relating to any Company Plans. No oral or written representations or commitments inconsistent with such written materials have been made to any employee of Rural Valley by any member of the Company Group or any employee or agent thereof.

          (ii) Company Group Matters. Rural Valley has never been a member of a controlled group of corporations within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

          (iii) Compliance. Each of the Company Plans and all related trusts, insurance contracts and funds have been created, maintained, funded and administered in all material respects in compliance with all applicable Laws including, without limitation, all applicable requirements of the Code and any predecessor federal income tax laws, ERISA, the health care continuation requirements of COBRA, and any applicable collective bargaining agreements. Without limiting the generality of the foregoing, Rural Valley has provided all notices and other correspondence to employees and former employees required by the health care continuation provisions of COBRA. Each of the Company Plans and all related trusts, insurance contracts and funds have also been created, maintained, funded and administered in all material respects in compliance with applicable law, the plan document, trust agreement, insurance policy or other writing creating the same or applicable thereto. To the knowledge of Rural Valley, no Company Plan is or is proposed to be under audit or investigation, and no completed audit of any Company Plan has resulted in the imposition of any Tax, fine or penalty.

          (iv) Qualified Plans. Schedule 4.01(t) discloses each Company Plan that purports to be a qualified plan under Section 401(a) of the Code and exempt from United States federal income tax under Section 501(a) of the Code (a "Qualified Plan"). Each Qualified Plan has received a determination letter (or opinion or notification letter, if applicable) from the Service that such plan is qualified under Section 401(a) of the Code and exempt from federal income tax under Section 501(a) of the Code. No Qualified Plan has been amended since the date of the most recent such letter in a manner that might adversely affect the qualification of such plan under sections 401(c) and 501(a) of the Code. No member of the Company Group, nor any fiduciary of any Qualified Plan, nor any agent of any of the foregoing, has done anything that would adversely affect the qualified status of a Qualified Plan or the qualified status of any related trust.

          (v) Defined Benefit Plans; Multi-employer Plans. Rural Valley has never had a Company Plan that was a defined benefit plan as defined in
          Section 3(35) of ERISA (a "Defined Benefit Plan"). No Company Plan is a multi employer plan as defined in Section 3(37) or 4001(a)(3) of ERISA. Rural Valley has no material liability for any Company Plan that is not accrued on the December 31, 1997 Balance Sheet or, that has arisen after December 31, 1997 and on and before the Closing.

          (vi) Prohibited Transactions; Fiduciary Duties; Post-Retirement Benefits. No prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) with respect to any Company Plan exists or has occurred that could subject Rural Valley, directly or indirectly, to any material liability or Tax under Part 5 of Title I of ERISA or Section 4975 of the Code. No reportable event (within the meaning of Section 4043(b) of ERISA) with respect to any Company Plan exists or has occurred that could result in any tax or liability material to Rural Valley. No member of the Company Group, nor any administrator or fiduciary of any Company Plan, nor any agent of any of the foregoing, has engaged in any transaction or acted or failed to act in a manner that could subject Rural Valley, directly or indirectly, to any material liability for a breach of fiduciary or other duty under ERISA or any other applicable law. With the exception of the requirements of Section 4980B of the Code, no post-retirement benefits are provided under any Company Plan that is a welfare benefit plan as described in ERISA Section 3(1).

          (vii) Except as set forth on Schedule 4.01(t), the consummation of the transactions contemplated hereby will not create, accelerate or increase any liability under any Company Plan because of the creation, acceleration or increase of any rights or benefits to which employees are entitled hereunder, and no payment required under any Company Plan in connection with the transactions contemplated hereby shall be non-deductible for federal income tax purposes by, reason of Section 280G of the Code.

     (u) Labor Relations. There are no pending or threatened labor disputes with any employees of Rural Valley. Rural Valley is not a party to a collective bargaining agreement with any of its employees. Rural Valley has no existing employment contracts with any of its current or former employees, directors or officers.

     (v) Related Party Transactions. Rural Valley has no current contractual arrangement with or commitment to or from any of its officers, directors or employees other than such as are terminable at will. All current extensions of credit to the shareholders, officers, directors and employees of Rural Valley as well as business organizations and individuals associated with Rural Valley have been made in the ordinary course of Rural Valley's business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other banking customers, and did not, at the time they were entered into, involve more than the normal risk of collectibility or present other unfavorable features and are in compliance with all applicable regulations of the FDIC. Since December 31, 1992, all transactions with the shareholders, officers, directors and employees of Rural Valley have complied in all material respects with the rules of the FDIC regarding such transactions, including delivery of all reports required thereunder. The transactions contemplated by this Reorganization Agreement will not (either alone, or upon the occurrence of any act or event, lapse of time or the giving of notice or failure to cure) result in any payment (severance or otherwise) becoming due from any of the Parties to any director, officer or employee of Rural Valley, except as contemplated herein.

     (w) Fidelity Bonds. Rural Valley maintained continuously fidelity bonds insuring it against acts of dishonesty by each of its employees in aggregate amounts as are customary, usual and prudent for banking institutions of its size, which coverage currently is $1,000,000.00. Since December 31, 1992, there have been no claims under such bonds, and is not aware of any facts which would form the basis of a claim under such bonds. Rural Valley has no reason to believe that its fidelity coverage will not continue to be available on substantially the same terms as its existing coverage.

     (x) Representations Not Misleading. No representation or warranty by Rural Valley in this Reorganization Agreement contains, and no written statement, exhibit or schedule furnished to BT Financial by or on behalf of Rural Valley under this Reorganization Agreement will contain as of the date thereof, any untrue statement of a material fact or omits, or will omit, to state a material fact necessary to make the statements contained herein or therein not misleading in any material respect, when taken as a whole.

     (y) Information Provided by Rural Valley. All information to be provided in writing by Rural Valley for use in the Prospectus/Proxy Statement in connection with the meeting of Rural Valley shareholders contemplated hereby or in any application made by BT Financial to the Service or to any other governmental or regulatory body in connection with the Merger, and the information to be provided in writing by Rural Valley for use in the Registration Statement, including any prospectus contained therein, will comply in all material respects with applicable laws and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

     (z) Consents and Approvals. Except for: (i) the filing with any federal or state governmental authority of a Prospectus/Proxy Statement, a Registration Statement and any other applicable securities filings relating to the issuance of BT Financial Common Stock and the meeting of the shareholders of Rural Valley; (ii) Regulatory Approvals; (iii) the approval of the shareholders of Rural Valley; (iv) the obtaining of third party consents as set forth in the Schedules attached hereto; and (v) the expiration of any regulatory waiting period, no consents or approvals of or filings or registrations with any third party or any public body, agency or authority are necessary in connection with the execution and delivery by Rural Valley of this Reorganization Agreement and its performance of the transactions contemplated hereby.

     (aa) Investments. Except as set forth in Schedule 4.01(aa)(iii) attached hereto: (i) the investments reflected in Rural Valley 's statement of financial condition as of December 31, 1997 are a true, correct and complete list of the investments of Rural Valley; (ii) none of such investments are in real estate, equity securities or corporate debt securities not of investment grade as defined in Section 28(d) of the FDIA; (iii) no restrictions, contractual, statutory or other, exist which would impair the ability of BT Financial to freely dispose of such investments at any time; (iv) Rural Valley does not engage in interest rate hedging contracts; (v) Rural Valley does not engage in other off-balance sheet activities requiring disclosure under Statement on Financial Accounting Standards Number 105; (vi) all mortgage-backed securities contained in the portfolio of Rural Valley are insured or guaranteed by the FHLMC, FNMA, or GNMA, or qualify as high quality mortgage related securities; and (vii) the investment portfolio of Rural Valley does not contain any agreement, document or instrument that could be considered a high risk collateralized mortgage obligation under applicable financial institutions regulatory guidelines.

     (bb) Intellectual Property. Rural Valley has no (i) patents, trademarks, tradenames, and copyrights and applications therefor or (ii) trade secrets (collectively referred to as the "Intellectual Property"). No claim, suit or action is pending or, to the knowledge of Rural Valley, threatened alleging that Rural Valley is infringing upon the intangible property rights of others, or that their use of the Intellectual Property infringes or conflicts with the rights of others.

     (cc) Minute Books. The minute books of Rural Valley, which have been and will continue to be made available through the Closing Date to BT Financial, contain true, correct and complete records of all meetings of the shareholders, the Board of Directors and all committees thereof and accurately reflect all of the corporate action of the shareholders, the Board of Directors and all committees thereof.

     (dd) Reverse Repurchase Agreements. Rural Valley has no agreements pursuant to which Rural Valley has purchased securities subject to an agreement to resell.

     (ee) Shareholder and FDIC Reports. Rural Valley has delivered to, or made available for inspection by, BT Financial copies of all reports to its shareholders and the FDIC made by it with respect to the three (3) years ended December 31, 1997 and for all calendar quarters subsequent thereto. All such reports do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (ff) Deposit Insurance. The deposits of Rural Valley are insured by the Bank Insurance Fund of the FDIC in accordance with the provisions of the FDIA, and Rural Valley has paid all assessments and filed all reports required by the FDIA.

     (gg) Pooling; Reorganization. Rural Valley is not aware of any reason why the Merger may not qualify for pooling-of-interests accounting treatment or as a reorganization under Section 368(A) of the Code.


      4.02.  Representations and Warranties of BT Financial.

     BT Financial represents and warrants to Rural Valley as follows:

     (a) Organization and Capitalization. BT Financial is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has full power and authority to carry on its business as it is now being operated and to carry out the transactions contemplated by this Reorganization Agreement. The authorized capital stock of BT Financial consists of 20,000,000 shares of common stock having a par value of $5.00 per share, of which 12,500,872 shares are issued and outstanding as of the date hereof, and 2,000,000 shares of preferred stock, none of which are issued and outstanding. All issued and outstanding shares of BT Financial Common Stock are validly issued, fully paid and nonassessable and all shares of BT Financial Common Stock to be issued in the Merger shall be validly issued, fully paid and nonassessable.

     (b) Authority for Transactions. This Reorganization Agreement has been and the Articles of Merger, when executed and delivered, will have been, duly and validly authorized, executed and delivered by BT Financial, subject only to receipt of Regulatory Approvals, and each constitute and will constitute the valid and binding obligations of BT Financial and are and will be enforceable in accordance with their respective terms.

     (c) No Conflicts. Neither the execution, delivery and performance of this Reorganization Agreement by BT Financial, nor the consummation of the transactions contemplated hereby, nor compliance by BT Financial with any of the provisions hereof will (i) violate, or conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the imposition of any lien, security interest, charge or encumbrance upon any of the properties or assets of BT Financial or any of its Subsidiaries under any of the terms, conditions or provisions of, (A) the articles of association or bylaws, as amended, of BT Financial, or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BT Financial or any of its Subsidiaries is a party or by which any of them is bound or to which any of their respective properties or assets may be subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations, rights or impositions which would not, in the aggregate, have a material adverse effect on BT Financial's business or financial condition on a consolidated basis, or
(ii) subject to compliance with all applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to them or any of their respective properties or assets.

     (d) Financial Statements. BT Financial has delivered to Rural Valley correct and complete copies of its audited consolidated financial statements, including its consolidated balance sheets, consolidated statements of income, consolidated statements of cash flows, consolidated statements of changes in shareholders' equity and the notes thereto, for the years ended December 31, 1995, 1996 and 1997, and its unaudited interim consolidated balance sheets, statements of income and statements of cash flow for the three months ended March 31, 1998 included in its quarterly report Form 10-Q for the three months then ended as filed with the SEC. Such financial statements present fairly, completely and accurately BT Financial's consolidated financial position, assets and liabilities and results of operations as of the dates of and for the periods covered thereby and were prepared in accordance with generally accepted accounting principles and practices within the banking industry consistently applied, except that any unaudited interim financial statements are subject to normal, recurring year-end adjustments and do not contain all footnotes required under generally accepted accounting principles. To the knowledge of BT Financial, there are no material obligations or liabilities (whether absolute, accrued or contingent) which, in accordance with generally accepted accounting principles, should be reflected in the consolidated financial statements of BT Financial or otherwise disclosed in the footnotes thereto and which are not so reflected or disclosed. Since December 31, 1997, there has been no material adverse change in the consolidated financial condition, assets, liabilities, income or operations of BT Financial taken as a whole.

     (e) Certain Changes. Since December 31, 1997, there has been: (i) no material adverse change in the organization, key personnel or method of doing business of BT Financial or any of its Subsidiaries, except for changes in the ordinary course of business, none of which, individually or in the aggregate, has been material to the business or financial condition of BT Financial on a consolidated basis; or (ii) no material damage, destruction or casualty loss with respect to property owned or leased by BT Financial or any of its Subsidiaries (whether or not covered by insurance) which affected or could affect the business or financial condition or results of BT Financial on a consolidated basis; or (iii) no acquisition by BT Financial of the assets or more than 5% of the outstanding voting capital stock of another savings association, bank or company, except for any future acquisitions.

     (f) Litigation. Except for any matters referred to in its financial statements referred to in Section 4.02(d): (i) there are no suits, actions, investigations (formal or informal), proceedings or claims pending or, to the knowledge of BT Financial, threatened against BT Financial or any of its Subsidiaries or their respective assets or business or against their respective officers or directors (in their capacity as such) in law or at equity or before any governmental agency which are reasonably expected by BT Financial to have a material adverse effect on the business, properties, assets, operations or liabilities of BT Financial on a consolidated basis, or its right to conduct its business as presently conducted, and (ii) neither BT Financial nor any of its Subsidiaries is presently subject to any injunction, order or other decree of any court or other governmental agency of competent jurisdiction.

     (g) Compliance with Laws. To the knowledge of BT Financial, BT Financial and each of its Subsidiaries are in compliance in all material respects with all laws and regulations applicable to their respective operations or with respect to which compliance is a condition of engaging in the business thereof, except for failures to comply which, in the aggregate, would not have a material adverse effect on the conduct of, or the financial or other condition of, BT Financial's business on a consolidated basis. BT Financial and its Subsidiaries have paid all assessments and filed all reports and statements required to be filed with respect thereto under the rules and regulations of the Department of Banking, the Federal Reserve and the FDIC.

     (h) SEC and Shareholder Reports. BT Financial has delivered to Rural Valley, or made available for inspection by Rural Valley, all reports to its shareholders and the SEC made by it with respect to the four (4) years ended December 31, 1997. All such reports do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (i) Registration Statement. All information relating to BT Financial and its Subsidiaries which is included in the Registration Statement at the time it becomes effective and each amendment or supplement thereto will be accurate and complete, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (j) Representations Not Misleading. No representation or warranty by BT Financial in this Reorganization Agreement contains, and no written statement, exhibit or schedule furnished to by or on behalf of BT Financial under this Reorganization Agreement will contain as of the date thereof, any untrue statement of a material fact or omits, or will omit, to state a material fact necessary to make the statements contained herein or therein not misleading in any material respect, when taken as a whole.

     (k) Information Provided by BT Financial. All information to be provided in writing by BT Financial for use in the Prospectus/Proxy Statement in connection with the meeting of shareholders of Rural Valley contemplated hereby or in any application made by BT Financial to the Service or to any other governmental or regulatory body in connection with the Merger, and the information to be provided in writing by BT Financial for use in the Registration Statement, including any prospectus contained therein, will comply in all material respects with applicable laws and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

     (l) Consents and Approvals. Except for: (i) the filing with any federal or state governmental authority of a Prospectus/Proxy Statement, a Registration Statement and any other applicable securities filings relating to the issuance of BT Financial Common Stock and the meeting of Rural Valley shareholders at which the Merger is to be considered and the review and clearance thereof by such governmental authorities, (ii) receipt of Regulatory Approvals, and (iii) the expiration of any regulatory waiting period, no consents or approvals of or filings or registrations with any third party or any public body, agency, or authority are necessary in connection with the execution and delivery by BT Financial of this Reorganization Agreement and its performance of the transactions contemplated hereby.

     (m) Agreements with Banking Authorities. Neither BT Financial nor any of its Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, the Department of Banking, the Federal Reserve or the FDIC, which restricts its activities in any manner, or in any manner relates to the capital adequacy, credit policies or management of BT Financial and its Subsidiaries, nor has BT Financial or any of its Subsidiaries been advised by any such regulatory agency that it is contemplating, issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, agreement, memorandum of understanding, commitment letter or similar undertaking.


      4.03.  Representations and Warranties of Laurel.

     (a) Organization and Capitalization. Laurel is a bank and trust company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is a member of the Federal Reserve System. Laurel has full power and authority to carry on its business as it is now being operated and to carry out the transactions contemplated by this Reorganization Agreement. The authorized, issued and outstanding capital stock of Laurel consists of 981,864 shares of common stock having a par value of $5.00 per share. All issued and outstanding shares of Laurel Common Stock are validly issued, fully paid and nonassessable and are owned of record and beneficially by BT Financial.

     (b) Authority for Transactions. This Reorganization Agreement has been and the Articles of Merger, when executed and delivered, will have been, duly and validly authorized, executed and delivered by Laurel, subject only to receipt of Regulatory Approvals, and constitute and will constitute the valid and binding obligations of Laurel and are and will be enforceable in accordance with their respective terms.

     (c) No Conflicts. Neither the execution, delivery and performance of this Reorganization Agreement by Laurel, nor the consummation of the transactions contemplated hereby, nor compliance by Laurel with any of the provisions hereof will (i) violate, or conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the imposition of any lien, security interest, charge or encumbrance upon any of the properties or assets of Laurel or any of its Subsidiaries under any of the terms, conditions or provisions of, (A) the articles of association or bylaws, as amended, of Laurel, or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Laurel is a party or by which Laurel is bound or to which any of its properties or assets may be subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations, rights or impositions which would not, in the aggregate, have a material adverse effect on Laurel's business or financial condition, or (ii) subject to compliance with all applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Laurel or any of its properties or assets.

     (d) Pooling; Reorganization. Laurel is not aware of any reason why the Merger may not qualify for pooling-of-interests accounting treatment or as a reorganization under Section 368(A) of the Code.

     4.04. Covenants of All Parties. Each of the Parties covenants and agrees that:

     (a) Conduct of Business. From and after the date hereof and until the Closing Date, each Party shall, and shall cause each of its Subsidiaries to:

          (i) carry on its business diligently and substantially in the same manner as heretofore and, except as otherwise provided in this Reorganization Agreement, will not institute any unusual or novel methods of management or operation of its properties or business;

          (ii) maintain its books and records in the usual, ordinary and normal course;

          (iii) promptly advise the other Parties in writing of (A) the initiation of any litigation of any kind against it or any litigation by it, and (B) the happening of any event which in the reasonable belief of its management may have an adverse effect on either Laurel, Rural Valley or BT Financial on a consolidated basis, as the case may be;

          (iv) continue in effect its present insurance coverage at the present levels on all properties, assets, business and personnel;

          (v) use its best efforts to preserve its business organization intact, to keep available its present employees, to preserve its relationships with customers and others having business dealings with it and to maintain all of its tangible property in customary repair, order and condition (reasonable wear and tear excepted); and

          (vi) ensure that its executive officers shall meet periodically with the executive officers of the other Parties to exchange information on their respective institutions, and to facilitate an orderly transition following the Closing Date.

     (b) Environmental Studies. Within forty-five days following the date of this Reorganization Agreement, BT Financial shall cause to be completed, at its sole cost and expense, a Phase I environmental assessment ("Phase I assessment") of all real estate owned by Rural Valley (the "Premises") and shall deliver a copy of each such Phase I assessment to Rural Valley. If BT Financial should determine pursuant to the results of any such Phase I assessment that (A) there has been an Environmental Condition affecting the Premises or any storage, discharge, disposal, release or emission of any Hazardous Substance in, on or from the Premises and (B) BT Financial reasonably believes that it could become responsible for the remediation of such storage, discharge, disposal, release or emission or become liable for monetary damages resulting therefrom, and (C) the remediation costs or potential liability is greater than $50,000, then BT Financial shall inform Rural Valley in writing with specificity, including a good faith estimate of the cost of remediation, within thirty (30) days of BT Financial's receipt of the Phase I assessment, and BT Financial may, in its sole discretion, terminate this Reorganization Agreement.

     (c) Mutual Cooperation on Tax Matters. Rural Valley and BT Financial shall each provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax return, any Tax audit, or any judicial or administrative proceedings relating to any Tax, and each will retain and provide the other with any records or information that may be relevant to such Tax return, Tax audit, proceeding or determination. The party requesting assistance hereunder shall reimburse the other for direct expenses incurred in providing such assistance.

     (d) Fulfillment of Agreements. Each party hereto shall use its best efforts to cause all of those conditions to the obligations of the other under
Article VI that are not beyond its reasonable control to be satisfied on or prior to the Closing and shall use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Reorganization Agreement.

     (e) Bank Regulatory Applications. As promptly as practicable after the date hereof, BT Financial and/or Laurel, as appropriate, (i) shall submit any requisite applications for prior approval of the transactions contemplated herein and in the Articles of Merger between Rural Valley and Laurel to the appropriate federal and state financial institution regulatory authorities, (ii) BT Financial shall submit an application for prior approval of the Merger to the Federal Reserve Board pursuant to the Bank Merger Act and Section 5(d)(3) of the FDIA, and (iii) each of the parties hereto shall, and they shall cause their respective Subsidiaries to, submit any applications, notices or other filings to any other state or federal government agency, department or body the approval of which is required for consummation of the Merger. BT Financial and each other party represents and warrants to the other that all information concerning it, its Affiliates and their respective directors, officers, stockholders and Subsidiaries included (or submitted for inclusion) in any such application shall be true, correct and complete in all material respects.

     (f)  Adverse Actions.  No party will

          (i) take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying (1) for pooling-of-interests accounting treatment or (2) as a reorganization within the meaning of
          Section 368(A) of the Code; or

          (ii) knowingly take any action that is intended or is reasonably likely to result in

               (A) any of its representations or warranties set forth in this Plan being or becoming untrue in any material respect at any time prior to the Effective Time,

               (B) any of the conditions to the Merger set forth in Article VI not being satisfied or

               (C)  a material violation of any provision of this Plan.

      4.04.  Covenants of Rural Valley.

     Rural Valley hereby covenants and agrees that:

     (a) Access to Corporate Records. Until the Closing Date, Rural Valley shall give BT Financial and its representatives full access during normal business hours to all their respective property, documents, contracts and records and such information with respect to its business affairs and properties as BT Financial from time to time may reasonably request; provided, however, that Rural Valley shall not be required to give such access or information to the extent that it is prohibited therefrom by a rule, regulation or order of any regulatory body. All documents, contracts, records or information obtained pursuant to this Section 4.04(a) shall be and remain subject to the confidentiality provisions of Section 2.08 of this Reorganization Agreement.

     (b) Financial Statements and Internal Audit Reports. Rural Valley shall promptly provide BT Financial with copies of its annual, quarterly and monthly financial statements for the periods ending between the date of this Reorganization Agreement and the Effective Time of the

Merger. Rural Valley shall promptly forward to BT Financial copies of its periodic internal audit reports. Rural Valley shall also promptly provide or permit inspection of all reports filed by it during such period with the Comptroller and copies of all notices or reports sent to its shareholders to the extent permitted by law and all material notices, reports, and review letters received from the Comptroller. Until the Closing Date, Rural Valley will provide copies of all such financial statements and notices, reports and review letters to BT Financial on a prompt and timely basis.

     (c) Negative Covenants - Conduct of Business. Except with the prior written consent of BT Financial, Rural Valley shall not on or after the date hereof:

          (i) issue any capital notes or shares of its capital stock, declare or distribute any dividend, including any stock dividend, authorize a stock split, or authorize, issue or make any other distribution of, on, or with respect to, its capital stock except for Permitted Dividends.

          (ii) merge with, consolidate with, sell its assets to, or acquire substantially all the assets of, any other corporation, bank or Person, or enter into any other transaction not in the ordinary course of business;

          (iii) make any direct or indirect redemption, purchase or other acquisition of any of its capital stock;

          (iv) create or award any pension or profit sharing plan, bonus, deferred compensation, death benefit or retirement plan, or any other employee benefit, enter into any employment or consulting contract (written or otherwise), or grant any bonuses to any officer, director or employee;

          (v) amend its articles of association or bylaws except as may be necessary to consummate the transactions contemplated by this Reorganization Agreement or as required by law;

          (vi) incur any liability or obligation or make any commitment or disbursement, acquire or dispose of any property or asset, make any contract or agreement, or engage in any transaction, except in the ordinary course of business;

          (vii) increase the rate of compensation of any director, officer, employee or agent or enter into any agreement to increase the rate of compensation of any director, officer or employee, other than normal increases in the ordinary course of business and consistent with past practice;

          (viii) unless permitted by BT Financial, take any action that would entitle any employee to receive severance pay prior to the Closing Date;

          (ix) intentionally do anything or intentionally fail to do anything which will cause a breach or a default under any contract, agreement, commitment or obligation to which it is a party or by which it may be bound;

          (x) except for securities transactions effected in the ordinary course of business with the prior consent of BT Financial (which consent shall not be unreasonably withheld), make any capital expenditures in excess of $15,000 in the aggregate;

          (xi) modify or extend any service bureau contracts, hardware/software maintenance agreements, lease agreements or other contracts that involve annual payments by Rural Valley that exceed $15,000 per contract or $50,000 in the aggregate;

          (xii) change its lending, borrowing, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law, regulation or regulatory directives, except that, in connection with the closing of the transactions contemplated hereby, Rural Valley shall cooperate in good faith with BT Financial to adopt policies, practices and procedures consistent with those utilized by BT Financial and its affiliates;

          (xiii)  open any branch offices;

          (xiv) fail to pay any tax or any other liability or charge when due, other than charges contested in good faith by appropriate proceedings; or

          (xv) make, change or revoke any tax election or make any agreement or settlement with any taxing authority.

     (d) Consents and Approvals. Rural Valley shall cooperate with BT Financial in furnishing such information concerning Rural Valley's business and affairs and its directors and officers as is reasonably necessary or requested in order to enable BT Financial to prepare and file the Registration Statement and all applications for Regulatory Approvals, and in obtaining such other consents required under any agreements which BT Financial shall request to be obtained to the extent required to consummate the Merger. Rural Valley shall use its best efforts to obtain the approval or consent of any federal, state or other regulatory agency having jurisdiction to the extent that such approvals or consents are required to effect the Merger and the other transactions contemplated hereby.

     (e) Notice of Changes. Until the Effective Time of the Merger, Rural Valley shall give BT Financial prompt written notice of any material change or inaccuracies in any data previously given or made available to BT Financial pursuant to this Reorganization Agreement. Notice of changes to Schedules 4.01(k) of this Reorganization Agreement shall be effected by promptly furnishing to BT Financial current monthly lists of doubtful, nonperforming or problem loans.

     (f) Acquisition Proposals. Neither Rural Valley nor any of its officers, directors or other affiliates (as defined in Rule 12b-2 under the Exchange Act) (each, an "Affiliate") shall, and Rural Valley shall cause its employees, agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by and any individual member or employee of the foregoing) (each, an "Agent") not to, (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to any of them or their respective shareholders) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or (iii) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal. Notwithstanding the foregoing, nothing herein shall prohibit Rural Valley or its board of directors and officers from fulfilling their fiduciary duties under Pennsylvania or federal law to the shareholders of Rural Valley. Rural Valley shall notify BT Financial immediately if any inquiries, proposals or offers related to an Acquisition Proposal are received by, any confidential information or data is requested from, or any negotiations or discussions related to an Acquisition Proposal are sought to be initiated or continued with, them or any individual or entity referred to in the first sentence of this Section 4.04(f).

     (g)  Indemnification.

          (i) Rural Valley will indemnify and hold harmless BT Financial and Laurel and each Person, if any, who controls BT Financial or Laurel within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which BT Financial or such controlling Persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (A) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus/Proxy Statement or any amendment or supplement thereto, or any related preliminary prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent that any such statement or omission was provided in writing by Rural Valley to BT Financial or (B) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading in any document distributed to any Rural Valley shareholder to the extent that any such statement or omission was provided in writing by Rural Valley to BT Financial, and Rural Valley will reimburse BT Financial and each such controlling Person for any legal or other expenses reasonably incurred by BT Financial or such controlling Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Rural Valley will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any of the Registration Statement, the Prospectus/Proxy Statement or any amendment or supplement thereto, or any related preliminary prospectus that was made or omitted in reliance upon and in conformity with written information furnished by the other Parties specifically for use therein. This indemnity agreement will be in addition to any liability which Rural Valley may otherwise have.

          (ii)  Promptly after receipt by an indemnified party under this
          Section 4.04(g) of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 4.04(g), notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 4.04(g). In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 4.04(g) for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

          (iii) If recovery is not available under the foregoing indemnification provisions of this Section 4.04(g) for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution for liabilities and expenses, except to the extent that contribution is not permitted under Section 11(f) of the Securities Act. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the relative benefits received by each party from the transactions contemplated hereby, the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances. Rural Valley, Laurel and BT Financial agree that it would not be equitable if the amount of such contribution were determined by pro rata or per capital allocations.

     (h) Deposits. Rural Valley shall offer rates on all deposits which are in accordance with present institutional guidelines and which are priced within local competitor offerings. Further, Rural Valley shall not accept any brokered or out of area deposits and shall price all "jumbo deposits" in accordance with existing practice. Such jumbo deposits shall be offered only to local retail, public or corporate accounts.

     (i) Furnishing Information. Rural Valley shall cooperate with BT Financial in furnishing such information concerning the business of Rural Valley as is reasonably necessary or requested in order to prepare and file the Registration Statement and Prospectus/Proxy Statement to be used in connection with the meeting of the stockholders of as provided in Section 3.01 hereof, or to prepare and file any applications for regulatory or governmental approvals.

     (j)  Certain Tax Matters.

          (i) Tax Returns and Payment of Taxes for Periods Through the Closing Date. Rural Valley shall include its income on its federal income tax return for all periods up to and including the Closing Date and will pay any tax due thereon. Rural Valley also shall pay its state or local income Tax for all taxable periods up to and including the Closing Date. The income of Rural Valley shall be apportioned for the period up to and including the Closing Date and the period after the Closing Date by closing the books of Rural Valley as of the close of business on the Closing Date.

          (ii) Carrybacks. If is required to carry back any item of loss, deduction or credit that arises in any taxable period ending after the Closing Date to a Tax return of Rural Valley for any taxable period ending on or before the Closing Date, BT Financial will be entitled to an amount equal to the refund or credit of taxes realized as a result thereof.

      4.05. Covenants of BT Financial and Laurel. BT Financial and Laurel hereby covenant and agree that:

     (a) Access to Corporate Records. Until the Closing Date, BT Financial and Laurel shall give Rural Valley and its representatives full access during normal business hours to all its property, documents, contracts and records and such information with respect to its business affairs and properties (in each case including those of its Subsidiaries) as Rural Valley from time to time may reasonably request; provided, however, that BT Financial and Laurel shall not be required to give such access or information to the extent that it is prohibited therefrom by a rule, regulation or order of any regulatory body. All documents, contracts, records or information obtained pursuant to this Section 4.06(a) shall be and remain subject to the confidentiality provisions of Section 2.08 of this Reorganization Agreement.

     (b) Financial Statements. BT Financial shall promptly provide Rural Valley with copies of its annual and quarterly financial statements, as included in its reports on Form 10-K or 10-Q, respectively, as filed with the SEC pursuant to the requirements of the Exchange Act, for the periods ending between the date of this Reorganization Agreement and the Effective Time of the Merger. Until the Closing Date, BT Financial will provide copies of any reports it files with the SEC under the Exchange Act to Rural Valley on a prompt and timely basis.

     (c) Consents and Approvals. BT Financial and Laurel shall use their best efforts to obtain the approval or consent of any federal, state or other regulatory agency having jurisdiction to the extent that such approvals or consents are required to effect the Merger and the other transactions contemplated hereby.

     (d) Notice of Changes. Until the Effective Time of the Merger, BT Financial and Laurel shall give written notice of any material change or inaccuracies in any data previously given or made available to Rural Valley pursuant to this Reorganization Agreement.

     (e) Furnishing Information. BT Financial and Laurel shall cooperate with Rural Valley in furnishing such information concerning the business of BT Financial and Laurel as is reasonably necessary or requested in order to prepare and file the Registration Statement and Prospectus/Proxy Statement to be used in connection with the Rural Valley meeting of the shareholders of Rural Valley as provided in Section 3.01 hereof, or to prepare and file any applications for regulatory or governmental approvals. BT Financial shall provide to Rural Valley and its counsel a copy of the Registration Statement and each application for regulatory or governmental approval, including all amendments to such documents, in draft form prior to filing and, as soon as practicable after the date of filing, a copy of the filing. BT Financial shall provide to Rural Valley and its counsel a copy of all correspondence to and from the various regulatory agencies with respect to the Registration Statement and the regulatory applications.

     (f)  Indemnification of and Liability Insurance for Officers and Directors.

          (i) After the Effective Time of the Merger, Laurel, as successor to Rural Valley, shall indemnify and hold harmless any former directors, officers, employees or agents of Rural Valley who have rights to indemnification under the articles of association and bylaws of Rural Valley from and against any and all claims, losses, liabilities or damages arising out of or in connection with any of their activities in such capacities or on behalf of, or at the request of Rural Valley, prior to the Effective Time of the Merger ("Claims") in accordance with and to the extent required under the articles of association and bylaws of Rural Valley. This section shall not be construed to increase, in any manner, any liabilities or obligations Laurel would otherwise have as the successor by merger to Rural Valley.

          (ii) BT Financial will indemnify and hold harmless Rural Valley, and each Person, if any, who controls Rural Valley within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which BT Financial or such controlling Persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (A) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Prospectus/Proxy Statement or any amendment or supplement thereto, or any related preliminary prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent that any such statement or omission relates to BT Financial or (B) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading in any document distributed to any shareholder to the extent that any such statement or omission relates to BT Financial, and will reimburse and each such controlling Person for any legal or other expenses reasonably incurred by or such controlling Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that BT Financial will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any of the Prospectus/Proxy Statement or any amendment or supplement thereto, or any related preliminary prospectus that was made or omitted in reliance upon and in conformity with written information furnished by Rural Valley specifically for use therein. This indemnity agreement will be in addition to any liability which BT Financial may otherwise have.

          (iii)  Promptly after receipt by an indemnified party under this
          Section 4.06(f) of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 4.06(f), notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 4.06(f). In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 4.06(f) for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

          (iv) If recovery is not available under the foregoing indemnification provisions of this Section 4.06(f) for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution for liabilities and expenses, except to the extent that contribution is not permitted under Section 11(f) of the Securities Act. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the relative benefits received by each party from the transactions contemplated hereby, the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances. Rural Valley, Laurel and BT Financial agree that it would not be equitable if the amount of such contribution were determined by pro rata or per capita allocations.

     (g)  Employee Matters.

          (i) Any full-time employee of Rural Valley whose employment with the Resulting Bank is terminated, other than for cause, by BT Financial within six months after the Effective Time of the Merger, and not offered a comparable job with BT Financial or an affiliate of BT Financial, will be paid severance pay equal to one week's W-2 compensation multiplied by each year of service with not exceeding three months salary (except that the individuals listed on

          Schedule 4.06(g) shall be entitled to a maximum of six months salary). For purposes of this section, a job shall not be considered comparable if it requires the employee to work less than 30 hours per week or is at a location more than 30 miles from Rural Valley's main office.

          (ii) All employees of Rural Valley immediately prior to the Effective Time of the Merger who are employed by Laurel following the Effective Time of the Merger ("Transferred Employees") will be entitled to participate in BT Financial's employee benefit plans as to which they are eligible without fulfilling any vesting requirement, but shall not be entitled to any credit for their length of service, compensation, job classification or position with Rural Valley. BT Financial agrees that any pre-existing condition, limitation or exclusion in its health plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by on the date of the Merger and then change coverage to BT Financial's medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll in BT Financial's health plans. Except with respect to any defined benefit pension plan sponsored by BT Financial or an Affiliate of BT Financial, a Transferred Employee's service with Rural Valley shall be recognized as service with BT Financial for purposes of eligibility, participation and vesting, but not benefit accruals, subject to applicable break-in-service rules and to the extent permissible under all applicable laws and regulations and the terms and benefits of BT Financial's current benefit plans or those of its Affiliates. With respect to any defined benefit pension plans sponsored by BT Financial or an Affiliate of BT Financial, Transferred Employees will be provided such service and benefits thereunder, if any, as may be required by the Code, ERISA, or other applicable law.

     Nothing contained in this Section shall be deemed to be a contract for employment nor a guaranty or right to employment with BT Financial or its Affiliates for any Person, nor shall anything contained in this Section constitute an agreement by BT Financial or its Affiliates not to revise, amend, revoke, or terminate any employee benefit plan or arrangement that it may in the future make available to its employees, including Transferred Employees. Notwithstanding anything contained herein to the contrary, the obligations of BT Financial contained in this Section shall survive the Closing.

     (h) Registration Statement and Joint Proxy Statement. BT Financial shall prepare, and shall file with the SEC, and shall use its best efforts to cause to become effective, the Registration Statement covering the shares of BT Financial Common Stock to be delivered pursuant to this Reorganization Agreement and shall use its best efforts to register or qualify such securities, if required, under applicable state securities laws. If any material change occurs in the facts set forth in the Registration Statement, BT Financial shall promptly notify Rural Valley in writing of such change (other than with respect to information supplied by Rural Valley for inclusion therein) and shall prepare, in accordance with the requirements of the Securities Act of 1933, as amended, and file amendments to the Registration Statement that may be appropriate or required.


                                   ARTICLE V
                              REGISTRATION RIGHTS

      5.01.  Registration on Request.

     (a) If, at any time prior to three years after the Effective Date of the Merger, holders of at least a majority (in number of shares) of Registrable Securities then held, or, at any time during March 1998, any holder of Registrable Securities then held, requests in writing that BT Financial effect the registration under the Securities Act of all or part of their shares of BT Financial Common Stock, BT Financial will promptly give written notice of such requested registration to all holders of Registrable Securities, and thereupon BT Financial will use its best efforts to effect the registration under the Securities Act of:

          (i) the Registrable Securities which BT Financial has been so requested to register by the holders of Registrable Securities, and

          (ii) all other Registrable Securities the holders of which shall have made a written request to BT Financial for registration thereof within 30 days after the giving of such written notice by BT Financial, and

          (iii) all to the extent requisite to permit the disposition of the Registrable Securities and the additional shares of Common Stock, if any, so to be registered, in transactions by or through broker dealers over NASDAQ, provided that the shareholders of Rural Valley shall be entitled to not more than one registration upon request, and provided further that BT Financial will not be required to register securities under this Section 5.01 to the extent that in the opinion of BT Financial's counsel, which shall be reasonably satisfactory to the holders of Registrable Securities, the sale of Registrable Securities covered by the written request for registration may be effected pursuant to Rule 144 or otherwise without registration within a 90 day period.

     (b) Registrations under this Section 5.01 shall be on Form S-3 of the SEC or any equivalent successor form or as shall be selected by BT Financial.

     (c) BT Financial will pay all Registration Expenses in connection with registrations requested pursuant to this Section 5.01.

     (d) A registration requested pursuant to this Section 5.01 shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective, provided that a registration which does not become effective after BT Financial has filed a registration statement with respect thereto solely by reason of the refusal to proceed of the holders of Registrable Securities (other than a refusal to proceed based upon the advice of counsel relating to a matter with respect to BT Financial) shall be deemed to have been effected by BT Financial at the request of the holders of Registrable Securities unless the holders of Registrable Securities shall have elected to pay all Registration Expenses in connection with such registration, (ii) if, after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason, or (iii) the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied, other than by reason of some act or omission by the holders of Registrable Securities.

     5.02.  Registration Procedures.

     If and whenever BT Financial is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 5.01, BT Financial shall, as expeditiously as possible:

     (a) Prepare and (within 60 days after the request of a holder of Registrable Securities eligible to make such a request under Section 5.01 or as soon thereafter as possible) file with the SEC the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become and remain effective, provided however that BT Financial may discontinue any registration of its securities which are not Registrable Securities (and, under the circumstances specified in Section 5.01(a), its securities which are Registrable Securities) at any time prior to the effective date of the registration statement relating thereto, provided further that before filing such registration statement or any amendments thereto, BT Financial will furnish to the counsel selected by the holders of Registrable Securities which are to be included in such registration, copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel;

     (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for 60 days after such registration statement becomes effective;

     (c) Furnish to each seller of Registrable Securities covered by such registration statement and each Requesting Holder and each underwriter, if any, of the securities being sold by such seller such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such seller;

     (d) Use its best efforts to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities laws or blue sky laws of such jurisdictions as any seller thereof and any underwriter, if any, of the securities being sold by such seller and any Requesting Holder shall reasonably request, to keep such registrations or qualifications in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable such seller and underwriter, if any, to consummate the disposition in such jurisdictions of the securities owned by such seller, except that BT Financial shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (iv) be obligated to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

     (e) Use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

     (f) Furnish to each seller of Registrable Securities and each Requesting Holder a signed counterpart, addressed to such seller, such Requesting Holder and the underwriters, if any, of: (x) an opinion of counsel for BT Financial, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, an opinion dated the date of the closing under the underwriting agreement), reasonably satisfactory in form and substance to such seller, and (y) a "comfort" letter, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, a letter dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have certified BT Financial's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten public offerings of securities and, in the case of the accountants' letter, such other financial matters, and, in the case of the legal opinion, such other legal matters, as such seller or such Requesting Holder or the underwriters, if any may reasonably request;

     (g) Notify the holders of Registrable Securities and the managing underwriter or underwriters, if any, promptly and confirm such advice in writing promptly thereafter:

          (i) when the registration statement, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement has been filed, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective;

          (ii) of any request by the SEC for amendments or supplements to the registration statement or the prospectus or for additional information;

          (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the registration or the initiation of any proceedings by any Person for that purpose;

          (iv) if at any time the representations and warranties of BT Financial made as contemplated by Section 5.03 below cease to be true and correct;

          (v) of the receipt by BT Financial of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; and

     (h) Notify each seller of Registrable Securities covered by such registration statement and each Requesting Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon BT Financial's discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of any such seller or Requesting Holder promptly prepare and furnish to such seller or Requesting Holder and each underwriter, if any, a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

     (i) Make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible moment;

     (j) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, and will furnish to each such seller and each Requesting Holder at least five business days prior to the filing thereof a copy of any amendment or supplement to such registration statement or prospectus and shall not file any thereof to which the holders of at least a majority of the Registrable Securities shall have reasonably objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

     (k) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement;

     (l) use its best efforts to list all Registrable Securities covered by such registration statement on NASDAQ; and

     (m) use its best efforts to provide a CUSIP number for the Registrable Securities not later than the effective date of the registration. BT Financial may require each seller of Registrable Securities as to which any registration is being effected to furnish BT Financial such information regarding such seller and the distribution of such securities as BT Financial may from time to time reasonably request in writing.

     BT Financial will not file any registration statement or amendment thereto or any prospectus or any supplement thereto (including such documents incorporated by reference and proposed to be filed after the initial filing of the registration) to which the holders of at least a majority of the Registrable Securities covered by such registration statement or the underwriter or underwriters, if any, shall reasonably object, provided that BT Financial may file such document in a form required by law or upon the advice of its counsel.

     Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from BT Financial to the effect that any event of the kind described in subdivision (viii) of this
Section 5.02 has or might occur, such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until notified by BT Financial that such disposition may resume and such holder's receipt of the copies of the supplemented or amended prospectus if required by subdivision (viii) of this
Section 5.02 and, if so directed by BT Financial, will deliver to BT Financial (at BT Financial's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. If BT Financial gives any such notice, the period mentioned in paragraph (ii) of this Section 5.02 shall be extended by the length of the period from and including the date when each seller of any Registrable Securities covered by such registration statement shall have received such notice to the date on which each such seller has received the copies of the supplemented or amended prospectus contemplated by paragraph (viii) of this Section 5.02.

     If any such registration or comparable statement refers to any holder of Registrable Securities by name or otherwise as the holder of any securities of BT Financial, then such holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such holder, to the effect that the holding by such holder of such securities is not to be construed as a recommendation by such holder of the investment quality of BT Financial's securities covered thereby and that such holding does not imply that such holder will assist in meeting any future financial requirements of BT Financial, or
(ii) in the event that such reference to such holder by name or otherwise is not required by the Securities Act or any similar federal statute then in force, the deletion of the reference to such holder.

      5.03.  Preparation; Reasonable Investigation.

     In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, BT Financial will give the holders of Registrable Securities registered under such registration statement, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of BT Financial with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

      5.04.  Indemnification.

     (a) In the event of any registration of any securities of BT Financial under the Securities Act, BT Financial will, and hereby does, indemnify and hold harmless (i) in the case of any registration statement filed pursuant to Section 5.01, the holder of any Registrable Securities covered by such registration statement, its directors and officers, each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such holder or any such underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such holder or any such director or officer or underwriter or controlling Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and BT Financial will reimburse such holder, and each such director, officer, underwriter and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding, provided that BT Financial shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to BT Financial through an instrument duly executed by such holder specifically stating that it is for use in the preparation thereof, provided further that BT Financial shall not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Securities or to any other Person, if any, who controls such underwriter within the meaning of the Securities Act, in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, within the time required by the Securities Act to the Person asserting the existence of an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such holder or any such director, officer, underwriter or controlling Person and shall survive the transfer of such securities by such holder.

     (b) BT Financial may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to Section 5.01, that BT Financial shall have received an undertaking satisfactory to it from the prospective seller of such Registrable Securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in subdivision
(a) of this Section 5.04) BT Financial, each director of BT Financial, each officer of BT Financial and each other Person, if any, who controls BT Financial within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to BT Financial through an instrument duly executed by such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Any such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of BT Financial or any such director, officer or controlling Person and shall survive the transfer of such securities by such seller.

     (c) Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding subdivisions of this Section 5.04, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 5.04, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that the indemnifying party may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement of any such action which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. No indemnified party shall consent to entry of any judgment or enter into any settlement of any such action the defense of which has been assumed by an indemnifying party without the consent of such indemnifying party.

     (d) Indemnification similar to that specified in the preceding subdivisions of this Section 5.04 (with appropriate modifications) shall be given by BT Financial and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any Federal or state law or regulation of any governmental authority, other than the Securities Act.

     (e) The indemnification required by this Section 5.04 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

     (f) If the indemnification provided for in the preceding subdivisions of this Section 5.04 is unavailable to an indemnified party in respect of any expense, loss, claim, damage or liability referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such expense, loss, claim, damage or liability (i) in such proportion as is appropriate to reflect the relative benefits received by BT Financial on the one hand and the holder or underwriter, as the case may be, on the other from the distribution of the Registrable Securities, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of BT Financial on the one hand and of the holder or underwriter, as the case may be, on the other in connection with the statements or omissions which resulted in such expense, loss, damage or liability, as well as any other relevant equitable considerations. The relative benefits received by BT Financial on the one hand and the holder or underwriter, as the case may be, on the other in connection with the distribution of the Registrable Securities shall be deemed to be in the same proportion as the total net proceeds received by BT Financial from the initial sale of the Registrable Securities by BT Financial to the purchasers bear to the gain realized by the selling holder or the underwriting discounts and commissions received by the underwriter, as the case may be. The relative fault of BT Financial on the one hand and of the holder or underwriter, as the case may be, on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by BT Financial, by the holder or by the underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission, provided that the foregoing contribution agreement shall not inure to the benefit of any indemnified party if indemnification would be unavailable to such indemnified party by reason of the provisions contained in the first sentence of subdivision (a) of this
Section 5.04, and in no event shall the obligation of any indemnifying party to contribute under this subdivision (f) exceed the amount that such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under subdivisions (a) or (b) of this Section 5.04 had been available under the circumstances.

     BT Financial and the holders of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this subdivision (f) were determined by pro rata allocation (even if the holders, Requesting Holders and any underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph and subdivision (c) of this
Section 5.04 and any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

     Notwithstanding the provisions of this subdivision (f), no holder of Registrable Securities shall be required to contribute any amount in excess of the amount by which the net proceeds received by such holder from the sale of Registrable Securities the amount of any damages that such holder or underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

      5.05. Rule 144. BT Financial will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder and will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Registrable Securities, BT Financial will deliver to such holder a written statement as to whether it has complied with such requirements.


                                  ARTICLE VI
                             CONDITIONS PRECEDENT

      6.01. Conditions Precedent to the Obligations of BT Financial and Laurel. The obligations of BT Financial and Laurel to consummate the transactions contemplated by this Reorganization Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all or any of which may be waived, in whole or in part, by BT Financial and Laurel to the extent permitted by law:

     (a) Performance of Covenants. Each of the covenants to be performed by Rural Valley hereunder on or before the Closing Date shall have been duly performed in all material respects;

and the President and Secretary of Rural Valley shall have executed and delivered to BT Financial a certificate, dated as of the Closing Date, to the effect that such officers have no knowledge of the nonfulfillment of the foregoing condition.

     (b) Representations True at Closing. The representations and warranties made by Rural Valley herein and in any certificate provided to BT Financial hereunder shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such time (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date), except that the representations made in Section 4.01(o) shall be modified by the results of the Phase I assessment referred to in Section 4.04(b) or the Phase II assessment referred to in Section 4.04(b), and the President and Secretary of shall have executed and delivered to BT Financial a certificate, dated as of the Closing Date, to the effect that such officers have no knowledge of the nonfulfillment of the foregoing condition.

     (c) Certified Resolutions. Rural Valley shall have furnished BT Financial with a certified copy of resolutions duly adopted by its Board of Directors authorizing and approving this Reorganization Agreement and the transactions contemplated hereby.

     (d) Shareholder Approval. This Reorganization Agreement shall have been approved by the affirmative vote of [a majority] of the votes cast by all holders of Rural Valley Common Stock entitled to vote thereon, and Rural Valley shall have furnished BT Financial with a certified copy of resolutions duly adopted by its shareholders authorizing and approving this Reorganization Agreement and the transactions contemplated hereby.

     (e) Government Approvals and Other Consents. BT Financial, Laurel and Rural Valley shall have received in form and substance satisfactory to BT Financial all necessary Regulatory Approvals and other consents necessary to permit consummation of the Merger and the transactions contemplated hereby. No such approvals and consents shall require BT Financial or such Subsidiary to enter into any agreement or stipulation that is inconsistent with prior Federal Reserve, Comptroller, FDIC or Department of Banking practice or procedure, and all applicable waiting periods required by law shall have expired or elapsed.

     (f) No Injunction. No action, proceeding, regulation or legislation shall have been instituted or threatened before any court, governmental agency or legislative body to enjoin, restrain or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of, this Reorganization Agreement, the consummation of the transactions contemplated hereby or the Merger, which, in the good faith judgment of BT Financial, would make it inadvisable to consummate such transactions.

     (g) No Material Misstatements or Omissions. Subject to the cure provisions of Section 2.07(f), BT Financial shall not have discovered any material error, misstatement or omission in any information furnished in writing or to be furnished in writing to BT Financial hereunder, or in the information to be furnished by Rural Valley and contained in the Registration Statement.

     (h) Changes in Financial Condition. Since the date of this Reorganization Agreement, there shall not have occurred any material adverse change in the business, financial condition results of operation or prospects of Rural Valley, other than changes resulting from or attributable to (i) changes in laws or regulations, generally accepted accounting principles, or interpretations thereof, that affect the banking industry generally.

     (i) Registration Statement. The Registration Statement covering the shares of BT Financial Common Stock to be issued to the shareholders of Rural Valley under this Reorganization Agreement shall have been declared effective by the SEC, shall be exempt or declared effective in each state having jurisdiction thereon, and no stop order proceeding shall be pending or threatened with respect thereto.

     (j) Opinion of Counsel. An opinion of Calarie & Owen, counsel for Rural Valley, with respect to the opinions set forth in the first sentence of (i) and
(ii) below, shall have been delivered to BT Financial, dated the Closing Date, and in form and substance satisfactory to BT Financial and its counsel, substantially to the effect that:

          (i) Rural Valley is a national banking association duly incorporated and validly existing under the National Bank Act and has the corporate power and authority to carry on its business as described in the Prospectus/Proxy Statement and to carry out the transactions contemplated by this Reorganization Agreement. The authorized capital stock of Rural Valley consists of 40,000 shares of common stock having a par value of $5.00 per share, of which no more than 40,000 shares are issued and outstanding as of the date hereof and no shares are held in the treasury of Rural Valley. To their knowledge, there is no subscription, option, warrant, call, right, stock appreciation right or commitment of any kind obligating Rural Valley to issue any of its stock or to acquire any of its stock under any circumstances or to pay cash on account of stock appreciation.

          (ii) The execution and delivery of this Reorganization Agreement have been duly authorized by all necessary director and shareholder action. This Reorganization Agreement has been duly executed and delivered by and, assuming due authorization, execution and delivery by the other parties hereto, this Reorganization Agreement will constitute valid and binding obligations of Rural Valley, and will be enforceable in accordance with their respective terms, except as the enforceability of each of the above documents may be limited by
          (a) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, conservatorship, receivership or other similar laws from time to time in effect affecting the enforcement of creditors' rights generally or the rights of creditors of banking institutions,
          (b) general equitable principles, (c) laws relating to the safety and soundness of insured depository institutions, (d) the possible unavailability of certain remedies in the event of non-material breaches of such agreements, and (e) the effect or availability of equitable remedies or injunctive relief (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (iii) The execution and delivery by Rural Valley of, and the performance by Rural Valley of its agreements in this Reorganization Agreement, do not (i) violate the articles of association or bylaws, as amended, of Rural Valley; (ii) breach or result in a default under any existing obligation of Rural Valley under any of the agreements identified in an officer's certificate to be attached to the opinion; or (iii) breach or otherwise violate any existing obligation of Rural Valley under a court order which has been identified by Rural Valley in an officer's certificate to be attached to the opinion. In expressing such opinion, counsel may rely on certificates of officers and other representatives of Rural Valley as to matters of fact and certificates of public officials as to matters within their jurisdiction. Such opinion may be governed by the Legal Opinion Accord of the ABA Section of Business Law (1991).

     (k) Dissenters' Shares. The number of Dissenters' Shares as of the Closing Date shall be less than 4,000 shares of Common Stock.

     (l) Expenses. Rural Valley shall have paid all out-of-pocket expenses and disbursements, including legal, accounting and investment banking fees incurred by Rural Valley in connection with the Transactions, except for reasonable out-of-pocket expenses actually incurred that the parties acknowledge have not been billed on or before the Closing Date; and the President and Secretary of Rural Valley shall each have executed and delivered to BT Financial a certificate, dated as of the Closing Date, to the effect that such officers have no knowledge of the nonfulfillment of the foregoing condition.

     (m) Tax Opinion. BT Financial shall have received an opinion of Pepper Hamilton LLP, in form and substance reasonably satisfactory to BT Financial, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that accordingly no gain or loss will be recognized by BT Financial, Laurel or Rural Valley as a result of the Merger; and (ii) no gain or loss will be recognized by Rural Valley 's shareholder as a result of the receipt of BT Financial Common Stock in the Merger. In rendering such opinion, Pepper Hamilton may require and rely upon representations contained in certificates of officers of BT Financial, Rural Valley, Laurel and others.

     (n) Pooling Letter. BT Financial shall have received from Coopers & Lybrand LLP, independent auditors for BT Financial, a letter dated the date of or shortly prior to each of the mailing date of the Proxy Statement and the Effective Time, to the effect that such auditors are not aware of any facts or circumstances which might cause the Merger not to qualify for pooling of interests accounting treatment.

     (o) Affiliates Agreement. BT Financial shall have received duly executed Affiliates' Agreements from each director and executive officer of BT Financial Corporation and Rural Valley in the form of Exhibits A and B respectively.

     6.02. Conditions Precedent to the Obligations of Rural Valley. The obligations of Rural Valley to consummate the transactions contemplated by this Reorganization Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all or any of which may be waived, in whole or in part, by to the extent permitted by law:

     (a) Performance of Covenants. Each of the covenants to be performed by BT Financial and Laurel hereunder on or before the Closing Date shall have been duly performed in all material respects; and the President and Secretary of BT Financial and Laurel shall each have executed and delivered to a certificate, dated as of the Closing Date, to the effect that such officers have no knowledge of the nonfulfillment of the foregoing condition.

     (b) Representations True at Closing. The representations and warranties made by BT Financial and Laurel herein and in any Certificate provided by BT Financial hereunder shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such time (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date), and the President and Secretary of BT Financial and Laurel shall each have executed and delivered to Rural Valley a certificate, dated as of the Closing Date, to the effect that such officers have no knowledge of the nonfulfillment of the foregoing condition.

     (c) Certified Resolutions. BT Financial and Laurel shall each have furnished Rural Valley with a certified copy of resolutions duly adopted by the Board of Directors of BT Financial and Laurel authorizing this Reorganization Agreement and the transactions contemplated hereby and by BT Financial as the shareholder of Laurel approving this Reorganization Agreement and the transactions contemplated hereby.

     (d) Government Approvals and Other Consents. BT Financial, Laurel and Rural Valley shall have received in form and substance satisfactory to all necessary federal and state governmental and Regulatory Approvals, shareholder approvals and other consents necessary to permit consummation of the Merger, and all applicable waiting periods required by law shall have expired or elapsed.

     (e) No Injunction. No injunction shall have been issued by any court or governmental agency which prohibits or restricts the consummation of the transactions contemplated by this Reorganization Agreement which, in the good faith judgment of Rural Valley, would make it inadvisable to consummate such transactions.

     (f) No Material Misstatements or Omissions. Rural Valley shall not have discovered any material error, misstatement or omission in any information furnished in writing or to be furnished in writing to hereunder, or in the information to be furnished by BT Financial or Laurel and contained in the Registration Statement.

     (g) Changes in Financial Condition. Since the date of this Reorganization Agreement, there shall not have occurred any material adverse change in the financial condition of BT Financial on a consolidated basis, other than changes resulting from or attributable to changes in laws or regulations, generally accepted accounting principles, or interpretations thereof, that affect the banking industry generally.

     (h) Registration Statement. The Registration Statement covering the shares of BT Financial Common Stock to be issued to the shareholders of Rural Valley under this Reorganization Agreement shall have been declared effective by the SEC, shall be exempt or declared effective in each state having jurisdiction thereon, and no stop order proceeding shall be pending or threatened with respect thereto.

     (i) Opinion of BT Financial and Counsel. An opinion of Pepper Hamilton LLP, counsel for BT Financial and Laurel, shall have been delivered to Rural Valley, dated the Closing Date, and in form and substance satisfactory to and its counsel, substantially to the effect that:

          (i) BT Financial is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has full power and authority to carry on its business as described in the Prospectus/Proxy Statement and to carry out the transactions contemplated by this Reorganization Agreement. The authorized capital stock of BT Financial consists of 20,000,000 shares of common stock having a par value of $5.00 per share, of which 12,500,872 shares are issued and outstanding as of the date hereof and 2,000,000 shares of preferred stock, no par value, none of which are issued and outstanding as of the date hereof. All issued and outstanding shares of BT Financial Common Stock are validly issued, fully paid and nonassessable.

          (ii) Laurel is a bank and trust company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and a member of the Federal Reserve System. Laurel has full power and authority to carry on its business as described in the Prospectus/Proxy Statement and to carry out the transactions contemplated by this Reorganization Agreement. The authorized, issued and outstanding capital stock of Laurel consists of 981,864 shares of common stock having a par value of $5.00 per share. All issued and outstanding shares of Laurel Common Stock are validly issued, fully paid and nonassessable.

          (iii) This Reorganization Agreement has been, and the Articles of Merger, when executed and delivered, will have been, duly and validly authorized, executed and delivered by BT Financial and Laurel, and constitute and will constitute the valid and binding obligations of BT Financial and Laurel and are and will be enforceable in accordance with their respective terms, except as limited by (a) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, conservatorship, receivership or other similar laws from time to time in effect affecting the enforcement of creditors' rights generally or the rights of creditors of insured depository institutions, (b) general equitable principles, (c) laws relating to the safety and soundness of insured depository institutions, (d) the possible unavailability of certain remedies in the event of non-material breaches of such agreements, and (e) the effect or availability of equitable remedies or injunctive relief

          (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (iv) Neither the execution, delivery and performance of this Reorganization Agreement by BT Financial and Laurel, nor the consummation of the transactions contemplated hereby, nor compliance by BT Financial and Laurel with any of the provisions hereof will (i) violate, or conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of BT Financial or any of its Subsidiaries under any of the terms, conditions or provisions of, (A) the articles of incorporation or bylaws, as amended, of BT Financial or Laurel, or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BT Financial or any of its Subsidiaries is a party or by which any of them is bound or to which any of their respective properties or assets may be subject, except for such violations, conflicts, breaches, defaults, etc. which would not, in the aggregate, have a material adverse effect on BT Financial's business or financial condition on a consolidated basis, or (ii) to its knowledge, violate any judgement, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to them or any of their respective properties or assets.

          (iv) BT Financial and Laurel have obtained all necessary federal and state governmental and Regulatory Approvals in order to consummate the Merger.

          (v) The Registration Statement has become effective under the Securities Act, and, to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or threatened under the Securities Act.

     In expressing such opinion, counsel may rely on opinions of other counsel to BT Financial and Laurel, certificates of officers and other representatives of BT Financial and Laurel as to matters of fact and certificates of public officials as to matters within their jurisdiction.

      6.03. Waivers. A condition precedent as set forth in this Article VI shall be deemed to be satisfied if it has been materially and reasonably satisfied, and no Party shall fail to consummate the transactions described herein by reason of a breach of any covenant or the failure to satisfy a condition precedent unless such breach or failure is material to such transactions as a whole. Any condition waived in writing by the Party entitled to the benefit thereof shall thereafter cease to be a condition precedent for purposes of this Article VI.


                                  ARTICLE VII
                             BROKERS AND EXPENSES

      7.01. Brokers. BT Financial represents and warrants to Rural Valley that no broker or finder has acted for it in connection with the execution and delivery of this Reorganization Agreement or the transactions contemplated hereby. Rural Valley represents and warrants to BT Financial that no broker or finder has acted for it in connection with the execution and delivery of this Reorganization Agreement or the transactions contemplated hereby. Each Party shall be indemnified and held harmless by the other from any claim, suit, loss or expense resulting from a breach of the other party's foregoing representation and warranty.

      7.02. Expenses. Except as otherwise provided in this Reorganization Agreement, all expenses incurred by each Party in connection with or related to the authorization, preparation and execution of this Reorganization Agreement, the solicitation of shareholder approval and all other matters related to the closing of the transactions contemplated hereby, including without limiting the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by any such Party, shall be borne solely and entirely by the Party which has incurred the same.


                                  ARTICLE VIII
                                 MISCELLANEOUS

      8.01 Further Assurances. From time to time as and when requested by BT Financial or Laurel, or their respective successors or assigns, Rural Valley, or the officers and directors of Rural Valley last in office prior to consummation of the Merger, shall execute and deliver such further agreements, documents, deeds and other Instruments and shall take or cause to be taken such other actions, including those as shall be necessary to vest or perfect in or to confirm of record or otherwise in the Resulting Bank title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Rural Valley, as shall be necessary or advisable to carry out the purposes of and effect the transactions contemplated by this Reorganization Agreement.

      8.02. Survival of Representations, Warranties and Covenants. All representations, warranties and covenants in this Reorganization Agreement or in any instrument delivered pursuant hereto shall expire on, and be terminated and extinguished on, the Closing Date, other than covenants that by their terms are to survive or be performed after the Closing Date.

     8.03. Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or sent by first-class registered or certified mail, postage prepaid, with return receipt requested, as follows:

     (a)  If to Rural Valley, to:

          T. Lowell Dean
          President
          The Peoples National Bank of Rural Valley
          601 Main Street
          Rural Valley, Pennsylvania 16249

          with a copy to:

     (b)  If to BT Financial or Laurel, to:

          John H. Anderson
          Chairman and Chief Executive Officer
          BT Financial Corporation
          551 Main Street
          Johnstown, Pennsylvania 15901

          with a copy to:

          Dennis M. Sheedy, Esquire
          Pepper Hamilton LLP
          One Mellon Bank Center, 50th Floor
          Pittsburgh, Pennsylvania 15219

or to such other address as any such Person may designate in writing to the other Parties at the addresses listed above, in accordance with this Section.

      8.04. Binding Effect. This Reorganization Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns. This Reorganization Agreement may not be assigned by any Party without the express written consent of the other Parties.

     8.05. Headings. The Article, Section, paragraph and other headings in this Reorganization Agreement are inserted solely as a matter of convenience and for reference and are not a part of this Reorganization Agreement.

     8.06. Counterparts. This Reorganization Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     8.07. Integration; No Third-Party Beneficiaries. This Reorganization Agreement constitutes the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements or communications, oral or written, between the Parties hereto with respect to the subject matter hereunder. This Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder, except for the provisions of Section 4.05(g), 4.06(f) and Article V.

     8.08. Severability. If any term or other provision of this Reorganization Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any rule of law in any particular respect or under any particular circumstances, such term or provision shall nevertheless remain in full force and effect in all other respects and under all other circumstances, and all other terms, conditions and provisions of this Reorganization Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Reorganization Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

     8.09. Amendments. This Reorganization Agreement may be changed, waived, discharged or terminated only by an instrument in writing signed by the Party against which the enforcement of such change, waiver, discharge or termination is sought. This Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder, except for the provisions of Section 4.05(g), 4.06(f) and Article V. Any of the terms or conditions of this Reorganization Agreement may be waived at any time by the Party which is entitled to the benefit thereof, or any of such terms or conditions may be amended or modified in whole or in part at any time before or after the vote of the shareholders of on this Reorganization Agreement to the extent permitted by law by agreement in writing, executed in the same manner as this Reorganization Agreement after authorization to do so by the Board of Directors of each Party; provided, however, that such action shall be taken only if, in the judgment of the Boards of Directors of each Party taking the action, such waiver or such amendment or modification will not have a material adverse effect on the benefits intended under this Reorganization Agreement to such Party and its shareholders following approval of this Reorganization Agreement by the shareholders of Rural Valley, unless this Reorganization Agreement, as modified, is resubmitted to the shareholders of for their approval.

     8.10. Governing Law. This Reorganization Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania and, where the context so requires, under applicable federal law.

     8.11. Incorporation by Reference. Any and all schedules, exhibits, annexes, statements, reports, certificates or other documents or instruments referred to herein or attached hereto are incorporated herein by reference thereto as though fully set forth at the point referred to in this Reorganization Agreement.

     IN WITNESS HEREOF, each Party hereto has caused this Reorganization Agreement to be executed on its behalf and its corporate seal to be affixed hereto by its duly authorized officers, all as of the day and year first above set forth.


                                               THE PEOPLES NATIONAL BANK OF
                                                       RURAL VALLEY
ATTEST:

  /s/Stella L. Samosky                               /s/T. Lowell Dean
  --------------------                               -----------------
       Secretary                                       T. Lowell Dean
    (Corporate Seal)                                     President



                                                  BT FINANCIAL CORPORATION
ATTEST:

/s/Mark L. Sollenberger                             /s/John H. Anderson
-----------------------                             -------------------
       Secretary                                      John H. Anderson
    (Corporate Seal)                        Chairman and Chief Executive Officer




                                                        LAUREL BANK
ATTEST:

    /s/Laura L. Roth                                 /s/Eric F. Rummel
    ----------------                                 -----------------
       Secretary                                       Eric F. Rummel
    (Corporate Seal)                                     President

                                                                       Schedules


                                      None

                                                                       Exhibit A

                   The Peoples National Bank of Rural Valley
                             Affiliate's Agreement


     The undersigned, in connection with the Agreement and Plan of Reorganization dated as of _______, 1998 (the "Agreement"), by and between The Peoples National Bank of Rural Valley ("Rural Valley") and BT Financial Corporation ("BT Financial") does hereby represent, warrant, undertake and agree as follows:

     1. The undersigned has been advised that as of the date hereof the undersigned may be deemed to be an "affiliate" of Rural Valley as the term "affiliate" is used in and for purposes of Section 201.01 of the SEC's Codification of Financial Reporting Policies (formerly SEC Accounting Series Releases 130 and 135) and Rule 145 of the Securities Act of 1933, as amended (the "Act"), although nothing contained herein should be construed as an admission thereof;

     2. The shares of BT Financial Common Stock to be issued to the undersigned upon conversion of shares of Rural Valley Common Stock (such shares of BT Financial Common Stock to be issued to the undersigned being referred to herein as the "BT Financial Shares") are not being acquired with a view toward their distribution except to the extent and in the manner permitted by paragraph
(d) of Rule 145 of the Act; and

     3. Within the 30 days prior to the Effective Time, the undersigned has not sold, exchanged, transferred, pledged, disposed of or in any other way reduced his risk relative to, and will not sell, exchange, transfer, pledge, dispose of or in any other way reduce his risk relative to, any shares of Rural Valley Common Stock or BT Financial Common Stock owned of record or beneficially by the undersigned.

     The undersigned does hereby further undertake and agree as follows:

     1. The undersigned will not sell, exchange, transfer, pledge, dispose of or in any other way reduce his risk relative to his BT Financial Common Stock until BT Financial, pursuant to Section 201.01 of the SEC's Codification of Financial Reporting Policies shall have published combined financial results covering a period of at least 30 days of post-Merger combined operations subsequent to the Effective Date; and

     2. The undersigned will not sell or otherwise dispose of his BT Financial Shares except in accordance with applicable provisions of the Act and the rules and regulations thereunder; and

     3. The certificates representing his BT Financial Shares will bear the following legend:

               "The shares represented by this certificate have been issued to the registered holder in a transaction to which Rule 145 under the Securities Act of 1933, as amended (the "Act") applies. The shares represented by this certificate may not be sold, transferred or assigned, and the issuer shall not be required to give effect to any attempted sale, transfer or assignment except pursuant to (a) a current registration statement under the Act, or (b) a transaction which, in the opinion of counsel reasonably satisfactory to the issuer, is not required to be registered under the Act."

     Such legend shall be subject to prompt removal upon receipt of an opinion of counsel satisfactory to BT Financial to the effect that such removal conforms to then existing law.

     All capitalized terms which are not defined herein are used as they are defined in the Agreement.

     WITNESS the due execution hereof this ____ day of __________, 1998.



                                    ___________________________________



Accepted and Agreed:

BT Financial Corporation


By:____________________________

                                                                       Exhibit B

                           BT Financial Corporation
                             Affiliate's Agreement


     The undersigned, in connection with the Agreement and Plan of Reorganization dated as of _________ 1998 (the "Agreement"), by and between The First National Bank of Rural Valley ("Rural Valley") and BT Financial Corporation ("BT Financial") does hereby represent, warrant, undertake and agree as follows:

     1. The undersigned has been advised that as of the date hereof the undersigned may be deemed to be an "affiliate" of BT Financial as the term "affiliate" is used in and for purposes of Section 201.01 of the SEC's Codification of Financial Reporting Policies (formerly SEC Accounting Series Releases 130 and 135) and Rule 145 of the Securities Act of 1933, as amended (the "Act"), although nothing contained herein should be construed as an admission thereof;

     2. Within the 30 days prior to the Effective Time, the undersigned has not sold, exchanged, transferred, pledged, disposed of or in any other way reduced his risk relative to, and will not sell, exchange, transfer, pledge, dispose of or in any other way reduce his risk relative to, any shares of Rural Valley Common Stock or BT Financial Common Stock owned of record or beneficially by the undersigned; and

     3. The undersigned will not sell, exchange, transfer, pledge, dispose of or in any other way reduce his risk relative to his BT Financial Common Stock until BT Financial, pursuant to Section 201.01 of the SEC's Codification of Financial Reporting Policies shall have published combined financial results covering a period of at least 30 days of post-Merger combined operations subsequent to the Effective Date.

     All capitalized terms which are not defined herein are used as they are defined in the Agreement.

     WITNESS the due execution hereof this ____ day of __________, 1998.


                                    ___________________________________
Accepted and Agreed:
BT Financial Corporation

By:____________________________

                                    ANNEX B

(S)214a. Procedure for conversion, merger or consolidation; vote of stockholders

A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State charter, in the following manner:

(a) Approval of board of directors; publication of notice of stockholders' meeting; waiver of publication; notice of registered or certified mail. The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the shareholders' meeting to act upon the plan, in some newspaper with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks: Provided, that newspaper publication may be dispensed with entirely if waived by all the shareholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of a least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each shareholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any shareholder.

(b) Rights of dissenting stockholders. A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders' meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors And Officers

          Section 1741 of the BCL provide that a business corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, Section 1742 limits such indemnification to expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless, and only to the extent that, a court determines upon application that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

          Section 1744 of the BCL provides that, unless ordered by a court, any indemnification described above shall be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct. Such determination shall be made: (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (2) if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the shareholders. Notwithstanding the above, Section 1743 of the BCL provides that to the extent a director, officer, employee or agent of a business corporation is successful on the merits or otherwise in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

          Section 1745 of the BCL provides that expenses (including attorneys' fees) incurred by an officer, director, employee or agent of a business corporation in defending any such action or proceeding may be paid by the corporation in advance of the final disposition of the action or proceeding upon receipt of an undertaking to repay the amount advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified by the corporation.

          Section 1746 of the BCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the provisions described above are not exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, and that indemnification may be granted under any bylaw, agreement, vote of shareholders or directors or otherwise for any action taken or any failure to take any action whether or not the corporation would have the power to indemnify the person under any other provision of law and whether or not the indemnified liability arises or arose from any action by or in the right to the corporation; provided, however, that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Section 24.1 of the registrant's By-laws provides that the registrant shall indemnify, to the fullest extent now or hereafter permitted by law, each director or officer (including each former director or officer) of the registrant who was or is made a party to or a witness in or is threatened to be made a party to or a witness in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an authorized representative of the registrant, against all expenses (including attorneys' fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding.
Section 24.2 of the registrant's By-laws provides that the registrant shall pay expenses (including attorneys' fees and disbursements) incurred by a director or officer of the registrant referred to in Section 24.1 in defending or appearing as a witness in any civil or criminal action, suit or proceeding described in Section 24.1 in advance of the final disposition of such action, suit or proceeding. The expenses incurred by such director or officer shall be paid by the registrant in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts advanced if it shall ultimately be determined that he is not entitled to be indemnified by the registrant.

          Section 1747 of the BCL permits a Pennsylvania business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions described above.

          Section 24.5 of the registrant's By-laws provides that, except in the circumstances set forth therein, the registrant shall purchase and maintain insurance on behalf of each director and officer against any liability asserted against or incurred by such director or officer in any capacity, or arising out of such director's or officer's status as such, whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the By-laws.

          The registrant maintains directors' and officers' liability insurance covering its directors and officers with respect to liabilities, including liabilities under the Securities Act, which they may incur in connection with their serving as such. Such insurance may provide coverage for the directors and officers against certain liabilities even though such liabilities may not be covered by the above-described By-law indemnification provision. As permitted by Section 1713 of the BCL, the By-laws of the registrant provide that no director shall be personally liable for monetary damages for any action taken, or failure to take any action, except to the extent that such elimination or limitation of liability is expressly prohibited by law. The BCL states that this exculpation from liability does not apply (i) where the director has breached or failed to perform the duties of his office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, and
(ii) to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for payment of taxes pursuant to federal, state or local law. It may also not apply to liabilities imposed upon directors by the federal securities laws.

Item 21.  Exhibits And Financial Statement Schedules

            (a) The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement:

Exhibit No                                          Description
   2.1.     Agreement and Plan of Reorganization dated as of June 5, 1998 by and among BT
            Financial Corporation, Laurel Bank and the Peoples National Bank of Rural Valley  (a copy of which is attached as Annex A to the Proxy Statement/Prospectus forming part of this registration statement).
   3.1      Articles of Incorporation of BT Financial Corporation as amended to August 16, 1991.
   3.2      Amendment to Articles of Incorporation of BT Financial dated June 4, 1997.
   3.3      By-laws of BT Financial Corporation as amended to September 23, 1992.
   5.1      Opinion of Pepper Hamilton LLP as to legality of the shares of common stock, par value
            $5.00 per share, of BT Financial Corporation being registered.
   8.1      Opinion of Pepper Hamilton LLP as to certain tax matters.
   23.1     Consent of PricewaterhouseCoopers LLP
   23.2     Consent of Pepper Hamilton LLP (included in opinion filed as Exhibit 5.1).
   23.3     Consent of Pepper Hamilton LLP (included in opinion filed as Exhibit 8.1).
   25.1     Power of Attorney (filed herewith).
   99.1     Form of Proxy to be delivered to shareholders of The Peoples National Bank of Rural
            Valley

     (b) All financial statement schedules of BT Financial and Rural Valley are omitted because they are not required, are not applicable or the required information is given in the consolidated financial statements or notes thereto incorporated by reference herein (in the case of BT Financial Corporation) or as presented elsewhere herein (in the case of Rural Valley).

Item 22.  Undertakings

     (a)   The undersigned registrant hereby undertakes:

     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: 1.

     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 24, 1998.


                                               BT FINANCIAL CORPORATION

Principal Executive Officer:    By: /s/ John H. Anderson     Date: June 24, 1998
                                ------------------------------------------------

                                                   JOHN H. ANDERSON
                                         Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, John H. Anderson, Steven Ackmann and Dennis M. Sheedy and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                            Capacity                       Date
/s/ John H. Anderson           Chairman, Chief Executive Officer and      June 24 ,1998
                               Director (Principal Executive Officer)
/s/ Mark L. Sollenberger       Executive Vice President, Treasurer and    June 24, 1998
                               Assistant Secretary (Principal Financial
                               Officer)
/s/ Brian H. Lehman            Vice President and Controller (Principal   June 24, 1998
                               Accounting Officer)
/s/ G. Scott Baton             Director                                   June 24, 1998
/s/ Martin L. Bearer           Director                                   July  3, 1998
/s/ John C. Cwik               Director                                   June 24, 1998
/s/ Bruno DeGol                Director                                   June 24, 1998
/s/ Louis G. Galliker          Director                                   June 24, 1998
/s/ William B. Kania           Director                                   June 24, 1998
/s/ L. Robert Kimball          Director                                   June 24, 1998
/s/ Edwin L. Mears             Director                                   June 24, 1998
/s/ Roger S. Nave              Director                                   June 24, 1998
/s/ Ethel J. Otrosina          Director                                   June 24, 1998
/s/ Robert G. Salathe, Jr.     Director                                   June 24, 1998
/s/ William R. Snoddy          Director                                   June 24, 1998
/s/ Gerald W. Swatsworth       Director                                   June 24, 1998
/s/ W. A. Thomas               Director                                   June 24, 1998
/s/ Rowland H. Tibbott, Jr.    Director                                   June 24, 1998
/s/ Thomas A. Young            Director                                   July 7, 1998

                               INDEX TO EXHIBITS

                                                                                 Prior Filing or
Exhibit No.                        Description                               Sequential Page Number
-----------                        -----------                               ----------------------
  2.1        Agreement and Plan of Reorganization by and among
             BT Financial Corporation, Laurel Bank and The
             Peoples National Bank of Rural Valley dated June 5,
             1998 (a copy of which is attached as Annex A to the
             Proxy Statement/Prospectus forming part of this
             registration statement).

  3.1        Articles of Incorporation of BT Financial Corporation     Incorporated by reference to
             as amended to August 16, 1991.                            Registration Statement on Form S-4
                                                                       (No. 33-69112)

  3.2        Amendment to Articles of Incorporation of BT
             Financial dated June 4, 1997

  3.3        By-laws of BT Financial Corporation as amended to         Incorporated by reference to
             September 23, 1992.                                       Registration Statement on Form S-4
                                                                       (No. 33-69112)

  5.1 Opinion of Pepper Hamilton LLP as to legality of the shares of common stock, par value $5.00 per share, of BT Financial Corporation being registered.

  8.1 Opinion of Pepper Hamilton LLP as to certain tax matters.

  23.1       Consent of PricewaterhouseCoopers LLP

  23.2 Consent of Pepper Hamilton LLP (included in opinion filed as Exhibit 5.1).

  23.3 Consent of Pepper Hamilton LLP (included in opinion filed as Exhibit 8.1).

  25.1       Power of Attorney (included on page II-4 herewith)

  99.1       Proxy to be delivered to shareholders of The Peoples
             National Bank of Rural Valley.